                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-82871
PROSPECTUS

                                3,500,000 SHARES
                                      LOGO

                                 COMMON SHARES

                            ------------------------

     This is Pivotal's initial public offering of common shares. The underwriters will offer 3,500,000 common shares in the United States and British Columbia, Canada. This is a firm commitment underwriting.

     Prior to this offering, no public market existed for the common shares. The common shares have been approved for listing on the Nasdaq National Market under the symbol "PVTL."

     INVESTING IN THE COMMON SHARES INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

                            ------------------------

                                                              PER SHARE       TOTAL
                                                              ---------       -----
Public offering price.......................................   $12.00      $42,000,000
Underwriting discount.......................................     $.84       $2,940,000
Proceeds, before expenses, to Pivotal.......................   $11.16      $39,060,000

     The underwriters may also purchase up to an additional 525,000 common shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

MERRILL LYNCH & CO.
                         BEAR, STEARNS & CO. INC.

                                               DAIN RAUSCHER WESSELS
                                                   A DIVISION OF DAIN RAUSCHER
                                                          INCORPORATED
                            ------------------------

                 The date of this prospectus is August 4, 1999.

[INSIDE FRONT COVER]

                                 [PIVOTAL LOGO]

        Pivotal enables business to increase revenues, by better managing relationships with customers and partners in the selling process.

Ten pictured in the visual encircling text.

Text

                            Making customers everybody's business.

[INSIDE PULL-OUT]

                     [ARTWORK - INTERACTIVE SELLING NETWORK]

DESCRIPTION

Conceptual overview of the Pivotal 360 degree customer relationship management solution. Includes visual representation of Pivotal Relationship 99, depicting the automation and unification of sales, marketing and customer service employees via a shared database and of sales, and customer service. Pivotal eRelationship PartnerHub and Pivotal eRelationship CustomerHub, depicting the collaboration and sharing of information between employees and partners and employees and customers via the Internet. Three groups of figures: (i) Partners in the selling process; (ii) sales, marketing and customer service; and (iii) mobile sales, online prospects and online self-serve customers. All will include accompanying text to explain a relevant component of the solution.

TEXT

        Will include the following:

        -   HEADING - Pivotal 360(Degree) Customer Relationship Management

        -   COPY - Four blocks:

            PIVOTAL'S GLOBAL SOLUTION

            - Our 360 degree Customer Relationship Management(TM) solution includes Pivotal Relationship(TM), a software product that automates and unifies the internal marketing, sales, and customer service functions within a business, and Pivotal eRelationship(TM), our Internet application that simplifies collaboration and sharing of information with customers and partners in the selling process.

            PIVOTAL eRELATIONSHIP(TM) PARTNERHUB(TM)

            - Enables sharing of information and collaboration over the Internet among employees and partners to address customer needs and concerns.

            PIVOTAL RELATIONSHIP(TM) 99

            - Employees can collaborate and share information to allow better management of customer relationships.

            PIVOTAL eRELATIONSHIP(TM) CUSTOMERHUB(TM)

            - Enables businesses to transform their Web site into a collaborative tool used to service and sell to customers.

[INSIDE BACK COVER]

                         Pivotal's Industry Recognition

          Pivotal has been widely recognized as a leader and innovator in the Customer Relationship Management industry.

Product Awards with logos of sponsors:

Information Systems Marketing      February 1999       Top 15 CRM Software Award
                                   December 1997       Top 15 CRM Software Award
                                   December 1996       Top 15 CRM Software Award

Information Week                   February 1999       IT Innovators for 1999

Microsoft                          December 1998       Industry Solutions Award for 1998 -- Best Overall
                                                       Customer Relationship Management Solution

                                   December 1997       Industry Solution Awards -- Best Mobile Sales
                                                       Solution

                                   May 1997            Solutions Provider Awards -- Best Solution by a
                                                       Solution Provider

Open Systems Advisors              January 1999        Crossroads 99 A-List Award

Technology Industry Association    June 1998           Excellence in Product Innovation
--------------------------------------------------------------------------------------------------------


                                 [PIVOTAL LOGO]

                      Making Customers Everybody's Business

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    4
Forward-Looking Statements..................................   16
Use of Proceeds.............................................   17
Dividend Policy.............................................   17
Capitalization..............................................   18
Dilution....................................................   19
Selected Consolidated Financial Data........................   20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   21
Business....................................................   32
Management..................................................   45
Transactions Between Pivotal and its Officers, Directors or
  Significant Shareholders..................................   53
Principal Shareholders......................................   55
Description of Share Capital................................   57
Shares Eligible for Future Sale.............................   59
Income Tax Consequences.....................................   61
Underwriting................................................   65
Legal Matters...............................................   68
Experts.....................................................   68
Where You Can Find More Information.........................   69
Index to Financial Statements...............................  F-1

                            ------------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.
                            ------------------------

     "Pivotal Relationship," "Pivotal Place," "Pivotal (design format)," "LetterExpress" and "Pivotal Development Solutions" are registered trademarks of Pivotal in the United States. Some of these marks are also registered trademarks of Pivotal in Canada and the United Kingdom. We have applied for registration of the trademarks "Pivotal," "Pivotal eRelationship (design format)," "Pivotal eRelationship," "CustomerHub," "PartnerHub," "IntraHub," "SyncStream," "Planet CRM" and "PivotalHost" in the United States. The "Pivotal" trademark application has been published, a statement of use filed and we expect to receive the registration certificate shortly. We have also applied for registration of the "Pivotal" and "Pivotal Relationship" trademarks in Japan and the European Community. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the companies that use them.
                            ------------------------

     Unless otherwise indicated, all references to "$" or dollars in this prospectus refer to United States dollars and all references to "Cdn.$" refer to Canadian dollars. As of August 3, 1999, the noon buying rate in New York City for cable transfers in Canadian dollars was Cdn.$1.00 = U.S.$.6690.

     The following table sets forth, for each period presented, the high and low exchange rates, the average of the exchange rates on the last day of each month during the period indicated, and the exchange rates at the end of the period indicated for one Canadian dollar, expressed in United States dollars, based on the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

                                                                YEAR ENDED JUNE 30,
                                                     -----------------------------------------
                                                     1999     1998     1997     1996     1995
                                                     -----    -----    -----    -----    -----
End of period......................................  .6787    .6798    .7241    .7322    .7279
Average for the period.............................  .6612    .7028    .7308    .7349    .7258
High for the period................................  .6891    .7292    .7513    .7527    .7457
Low for the period.................................  .6341    .6784    .7145    .7235    .7023

                               PROSPECTUS SUMMARY

     This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision.

                                    PIVOTAL

     We are a leading provider of customer relationship management solutions that enable businesses to increase revenues by more effectively managing their interactions with customers and partners in the selling process. Our "360 degrees Customer Relationship Management" solution includes corporate network- and Internet-based applications supported by an array of professional services and our global network of partners which we call the Pivotal Alliance. This solution includes our Pivotal Relationship software product, that automates and unifies the internal sales, marketing and customer service functions within a business, and our recently introduced Internet application, Pivotal eRelationship, that simplifies the collaboration and sharing of information with customers and partners that are external to the business. Our products have won numerous awards including Microsoft's Industry Solutions Award for Best Overall Customer Management Solution in December 1998.

     The businesses we serve have recognized the value of improving their customer focus in order to increase revenues. Until recently, most customer relationship management software applications were designed primarily to address the needs of employees in large enterprises and were often considered too costly for most other businesses. To compete against larger organizations and to maintain the same or higher levels of customer service as their larger competitors, many mid-size businesses and divisions of large businesses have adopted business models that require close integration and collaboration with their customers and partners. As a result, many of these businesses are now seeking customer relationship management solutions that integrate software applications used to automate internal functions with Internet applications used to collaborate and share information with their customers and partners, and that can be implemented rapidly and cost effectively. AMR Research estimates that worldwide customer relationship management license revenues will grow at a compound rate of 58% for the five year period from 1997 to 2002 to approximately $7.5 billion by 2002.

     We offer a comprehensive customer relationship management solution that includes our award-winning Pivotal Relationship and Pivotal eRelationship products. These products are fully integrated with one another and rely on a shared database that contains all information about interactions with customers. Our Pivotal Relationship product enables businesses to improve customer relationships by capturing information regarding customer interactions and by helping sales, marketing and customer service employees share this information and collaborate to meet customer needs. Our Internet-based product family, Pivotal eRelationship is comprised of two separate products:

     - Pivotal eRelationship CustomerHub aids in the conversion of an existing Web site from an information site to a collaborative tool for customer self-service and for interacting and communicating with existing and prospective customers.

     - Pivotal eRelationship PartnerHub improves selling processes and efficiency by enabling businesses and their partners to share information related to sales opportunities, co-marketing projects, sales order status and customer service inquiries.

     We have designed and optimized our solution exclusively for the Internet, Microsoft Windows NT and Microsoft BackOffice platforms to take advantage of their lower cost and widespread adoption by many businesses. Our solution also enables mobile professionals to increase their efficiency by remotely accessing the shared database using portable and palm computers.

     Our goal is to become a leading global provider of electronic business solutions which combine customer relationship management and electronic commerce solutions. To achieve this goal we intend to:

     - extend the scope of our applications with a focus on our Internet-based applications, including additional electronic commerce features,

     - expand our worldwide distribution capacity,

     - broaden our network of strategic relationships,

     - continue focusing on our customers' success, and

     - offer an alternative licensing arrangement through third parties, called application service providers, that will enable customers to pay a usage fee to access our software on servers operated and maintained by the application service providers.

     We sell our software products and services through a direct sales force and a global network of resellers. We provide support for our customers through our professional services organization and our Pivotal Alliance of over 95 independent companies that sell, install and service our products and offer specialized software for use with them. In 1998, we co-founded the Enterprise 360 consortium with KPMG, Microsoft and Hewlett-Packard, to provide comprehensive customer relationship management solutions. We have licensed our applications on a global basis to over 540 customers across a wide range of industries, including technology, manufacturing, health care, consulting, financial services and telecommunications.

     Pivotal Corporation was incorporated in British Columbia in 1990 under the name Pen Magic Software Corporation. We changed our name to PenMagic Software Inc. in 1991. In 1995, we changed our name to Pivotal Software Inc. and in June 1999 we changed our name to Pivotal Corporation. The terms "Pivotal," "our company" and "we" in this prospectus refer to Pivotal Corporation, a British Columbia company, Pivotal Corporation, its wholly owned subsidiary incorporated in Washington, and Pivotal Software Limited, its wholly owned subsidiary incorporated in the United Kingdom, collectively.

     Our head office address is 300 - 224 West Esplanade, North Vancouver, British Columbia and our telephone number is (604) 988-9982. We maintain a World Wide Web site address at www.pivotal.com. Information on our Web site is not part of this prospectus.

                                  THE OFFERING

Common shares offered..............................       3,500,000 shares
Common shares to be outstanding after this                19,483,123 shares
  offering.........................................
Use of proceeds....................................       We intend to use the offering proceeds for
                                                          working capital and general corporate
                                                          purposes.
Nasdaq National Market symbol......................       PVTL
Risks of the offering..............................       A discussion of risks of the offering appears
                                                          under the heading "Risk Factors" beginning on
                                                          page 4.

---------------

Unless otherwise indicated, the information in this prospectus assumes:

     - the underwriters have not exercised their over-allotment option;

     - the conversion of all of our outstanding redeemable convertible preferred shares and all of our outstanding Class A convertible preferred shares into common shares; and

     - the exchange of all our outstanding Class B common shares for common shares.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                           YEAR ENDED JUNE 30,
                                            --------------------------------------------------
                                             1995      1996       1997       1998       1999
                                            ------    -------    -------    -------    -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Revenues................................    $   80    $   399    $ 3,506    $14,209    $25,327
Gross profit............................        73        397      2,998     12,527     21,713
Loss from operations....................      (811)    (1,346)    (1,536)      (122)    (2,541)
Net income (loss).......................    $ (792)   $(1,261)   $(1,394)   $     4    $(2,808)
Basic and diluted earnings (loss) per
  share.................................    $(0.24)   $ (0.37)   $ (0.41)   $    --    $ (0.72)
Pro forma basic and diluted loss per
  share(1)..............................                                               $ (0.18)
Shares used to calculate earnings (loss)
  per share:
  Basic.................................     3,348      3,372      3,393      3,720      3,888
  Diluted...............................     3,348      3,372      3,393     14,927      3,888
  Pro forma basic and diluted...........                                                15,940

                                                                     AS OF JUNE 30, 1999
                                                            -------------------------------------
                                                                         PRO        PRO FORMA AS
                                                            ACTUAL     FORMA(1)    ADJUSTED(1)(2)
                                                            -------    --------    --------------
             CONSOLIDATED BALANCE SHEET DATA:                          (IN THOUSANDS)
Cash and cash equivalents.................................  $ 9,338    $ 9,338        $47,458
Working capital...........................................    7,257      7,257         45,377
Total assets..............................................   21,722     21,722         59,842
Long-term obligations.....................................       --         --             --
Redeemable convertible preferred shares...................   17,500         --             --
Total shareholders' equity (deficit)......................   (7,192)    10,308         48,428

---------------

(1) Pro forma to give effect to the (a) exchange of all our outstanding Class B common shares for common shares and (b) conversion of all of our redeemable convertible preferred shares and all of our Class A convertible preferred shares into common shares.

(2) As adjusted to reflect the estimated net proceeds from the sale of common shares we are offering in this prospectus based on the initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  RISK FACTORS

     Investing in our common shares will provide you with an equity ownership interest in Pivotal. As a Pivotal shareholder, you will be subject to risks inherent in our business. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in our common shares. If any of the risks described below occurs, our business, results of operation and financial condition could be adversely affected. In such cases, the price of our common shares could decline, and you may lose part or all of your investment.

FACTORS RELATING TO OUR BUSINESS AND THE MARKET FOR CUSTOMER RELATIONSHIP MANAGEMENT SOLUTIONS MAKE OUR FUTURE OPERATING RESULTS UNCERTAIN, AND MAY CAUSE THEM TO FLUCTUATE FROM PERIOD TO PERIOD.

     Our operating results have varied in the past, and we expect that they may continue to fluctuate in the future. In addition, our operating results may not follow any past trends. Some of the factors that could affect the amount and timing of our revenues from software licenses and related expenses and cause our operating results to fluctuate include:

     - market acceptance of our products, particularly our new Pivotal eRelationship product;

     - the length and variability of the sales cycle for our products, which typically ranges between two and six months from our initial contact with a potential customer to the signing of a license agreement;

     - the timing of customer orders, which can be affected by customer order deferrals in anticipation of new product introductions, product enhancements, concerns about Year 2000 issues, and customer budgeting and purchasing cycles;

     - our ability to successfully expand our sales force and marketing programs;

     -  our ability to successfully expand our international operations;

     - the introduction or enhancement of our products or our competitors' products;

     -  changes in our or our competitors' pricing policies;

     - our ability to develop, introduce and market new products on a timely basis; and

     - general economic conditions, which may affect our customers' capital investment levels in management information systems.

     Our product revenues are not predictable with any significant degree of certainty and future product revenues may differ from historical patterns. Historically, we have recognized a substantial portion of our revenues in the last month of a quarter. If customers cancel or delay orders, it can have a material adverse impact on our revenues and results of operations from quarter to quarter. Because our results of operations may fluctuate from quarter to quarter, you should not assume that you can predict results of operations in future periods based on results of operations in past periods.

     Even though our revenues are difficult to predict, we base our expense levels in part on future revenue projections. Many of our expenses are fixed, and we cannot quickly reduce spending if revenues are lower than expected. This could result in significantly lower income or greater loss than we anticipate for any given period.

WE EXPECT SEASONAL TRENDS TO CAUSE OUR QUARTERLY REVENUES TO FLUCTUATE, AND IN RECENT YEARS OUR REVENUES FOR THE FOURTH QUARTER OF OUR FISCAL YEAR HAVE EXCEEDED THE REVENUES FOR THE FOLLOWING QUARTER.

     We have experienced, and expect to continue to experience, seasonality with respect to product license revenues. In recent years, we have experienced relatively greater revenues from licenses in the fourth quarter of our fiscal year, which ends June 30th, than in each of the first three quarters, particularly the first quarter. We have historically recognized more license revenues in the fourth quarter of our fiscal year and recognized less license revenues in the subsequent first quarter. We believe that these fluctuations are caused in part by customer buying patterns and the efforts of our direct sales force to meet or exceed fiscal year-end quotas. In addition, our sales in Europe are generally lower during the summer months than during other periods. We expect that these seasonal trends are likely to continue in the future.

     In particular, these factors could cause revenues for our quarter ending September 30, 1999 to be less than revenues for the quarter ended June 30, 1999. If revenues for a quarter ending September 30 are lower than the revenues for the prior quarter, it may be hard to determine whether the reason for the reduction in revenues involves seasonal trends or other factors adversely affecting our business.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO PREDICT HOW OUR BUSINESS WILL DEVELOP AND OUR FUTURE OPERATING RESULTS.

     We commenced operations in January 1991. We initially focused on the development of application software for pen computers. In September 1994, we changed our focus to research and development of customer relationship management software. We commercially released the initial version of our principal product, Pivotal Relationship, in April 1996. We commercially released the initial version of Pivotal eRelationship in February 1999. We have a limited operating history, and we face many of the risks and uncertainties encountered by early-stage companies in rapidly evolving markets.

     These risks and uncertainties include:

     -  no history of profitable operations;

     -  uncertain market acceptance of our products;

     -  our reliance on a limited number of products;

     - the risks that competition, technological change or evolving customer preferences could adversely affect sales of our products;

     -  the need to expand our sales and support capabilities;

     - our reliance on third parties to market, install, and support our products;

     - our dependence on a limited number of key personnel, including our co-founders; and

     - the risk that our management will not be able to effectively manage growth or any acquisition we may undertake.

     The new and evolving nature of the customer relationship management market increases these risks and uncertainties. Our limited operating history makes it difficult to predict how our business will develop and our future operating results.

WE HAVE A HISTORY OF LOSSES, WE MAY INCUR LOSSES IN THE FUTURE AND OUR LOSSES MAY INCREASE BECAUSE OF OUR PLAN TO INCREASE OPERATING EXPENSES.

     We have incurred net losses in each fiscal year since inception, except for the year ended June 30, 1998, in which we had net income of approximately $4,000. In the year ended June 30, 1999, we had a net loss of approximately $2.8 million, and at June 30, 1999, we had an accumulated deficit of approximately $7.4 million. We have increased our operating expenses in recent periods and plan further increases in the future. Our planned increases in operating expenses may result in larger losses in future periods. As a result, we will need to generate significantly greater revenues than we have to date to achieve and maintain profitability. We cannot assure you that our revenues will increase. Our business strategies may not be successful, and we may not be profitable in any future period.

THE MARKET FOR OUR PRODUCTS IS HIGHLY COMPETITIVE.

     The market for our software is intensely competitive, fragmented and rapidly changing. We face competition from companies in two distinct markets, the customer relationship management software market and the electronic commerce software market. See "Business -- Competition."

     It is also possible that Microsoft Corporation may decide to introduce products that compete with ours.

     In addition, as we develop new products, particularly applications focused on electronic commerce or specific industries, we may begin competing with companies with whom we have not previously competed. It is also possible that new competitors will enter the market or that our competitors will form alliances that may enable them to rapidly increase their market share.

     Some of our actual and potential competitors are larger, better established companies and have greater technical, financial and marketing resources. Increased competition may result in price reductions, lower gross margins or loss of our market share, any of which could materially adversely affect our business, financial condition and operating results.

WE DEPEND ON MICROSOFT AND THE CONTINUED ADOPTION AND PERFORMANCE OF THE MICROSOFT WINDOWS NT AND MICROSOFT BACKOFFICE PLATFORMS.

     We have designed our products to operate on the Microsoft Windows NT and Microsoft BackOffice platforms. As a result, we market our products exclusively to customers who have developed their computing systems around these platforms. Our future financial performance will depend on continued growth in the number of businesses that successfully adopt the Microsoft Windows NT and Microsoft BackOffice computing platforms. The Microsoft Windows NT and Microsoft BackOffice computing platforms face increasing competition, particularly from platforms such as Unix and Linux, databases from companies such as Oracle and Internet server software from companies such as Netscape. Acceptance of the Microsoft Windows NT and Microsoft BackOffice platforms may not continue to increase in the future. The market for software applications that run on these platforms has in the past been significantly affected by the timing of new product releases, competitive operating systems and enhancements to competing computing platforms. If the number of businesses that adopt Microsoft Windows NT and Microsoft BackOffice fails to grow or grows more slowly than we currently expect, or if Microsoft delays the release of new or enhanced products, our revenues from Pivotal Relationship and Pivotal eRelationship could be adversely affected.

     The performance of our products depends, to some extent, on the technical capabilities of the Microsoft Windows NT and Microsoft BackOffice platforms. If these platforms do not meet the technical demands of our products, the performance or scalability of our products could be limited and, as a result, our revenues from Pivotal Relationship and Pivotal eRelationship could be adversely affected.

     Federal and state regulatory authorities have recently initiated broad antitrust actions against Microsoft. Any outcome to these actions that weakens the competitive position of Microsoft Windows NT or Microsoft BackOffice would adversely affect the market for our products.

THE MARKET FOR OUR SOLUTIONS IS NEW AND HIGHLY UNCERTAIN, AND OUR PLAN TO FOCUS ON INTERNET-BASED APPLICATIONS AND INTEGRATE ELECTRONIC COMMERCE FEATURES ADDS TO THIS UNCERTAINTY.

     The market for customer relationship management software is still emerging and continued growth in demand for and acceptance of customer relationship management products remains uncertain. Even if the market for customer relationship management software grows, businesses may purchase our competitors' products or develop their own. We believe that many of our potential customers are not fully aware of the benefits of customer relationship management solutions, and as a result, these solutions may never achieve full market acceptance.

     The development of our Internet-based Pivotal eRelationship applications for customer relationship management and our plan to integrate additional electronic commerce features with Pivotal eRelationship present additional challenges and uncertainties. We are uncertain how businesses will use the Internet as a means of communication and commerce and whether a significant market will develop for Internet-based customer relationship management applications such as Pivotal eRelationship. The use of the Internet is evolving rapidly, and many companies are developing new products and services that use the Internet. We do not know what forms of products and services may emerge as alternatives to our existing products or to any future Internet-based or electronic commerce features and services we may introduce. We have spent, and will continue to spend, considerable resources educating potential customers about our products and customer relationship management software solutions in general. However, even with these educational efforts, market acceptance of our products may not increase. If the markets for our products do not grow or grow more slowly than we currently anticipate, our revenues may not grow and may even decline.

OUR SUCCESS WILL DEPEND ON THE SUCCESS OF OUR TWO RELATED PRODUCTS, PIVOTAL RELATIONSHIP AND PIVOTAL ERELATIONSHIP.

     We anticipate that virtually all of our revenues and growth in the foreseeable future will come from sales of Pivotal Relationship and Pivotal eRelationship product licenses and related services. Accordingly, failure of either of these products to gain increased market acceptance and compete successfully would adversely affect our business, results of operations and financial condition. Pivotal Relationship accounted for 97% of our revenues from licences for the year ended June 30, 1999. Our future financial performance will depend on our ability to succeed in the continued sale of licenses of Pivotal Relationship and related services as well as the development of new versions and enhancements of the product.

     In February 1999, we introduced Pivotal eRelationship, and sold licenses for Pivotal eRelationship to 22 customers in the year ended June 30, 1999. We intend to continue to invest heavily in research and development and sales and marketing activities related to Pivotal eRelationship. It is uncertain whether we will recognize significant revenues from Pivotal eRelationship. See "Business -- Products and Services."

THE SUCCESS OF PIVOTAL ERELATIONSHIP WILL DEPEND ON THE CONTINUED USE AND EXPANSION OF THE INTERNET.

     Increased sales of Pivotal eRelationship, and any future Internet-based applications and electronic commerce features we integrate with it, will depend upon the expansion of the Internet as a leading platform for commerce and communication. If the Internet does not continue to become a widespread communications medium and commercial marketplace, the demand for Pivotal eRelationship could be significantly reduced, and Pivotal eRelationship and any future Internet-based and electronic commerce features may not be commercially successful. The Internet infrastructure may not be able to support the demands placed on it by continued growth. The Internet could lose its viability due to delays in the development or adoption of new equipment, standards and protocols to handle increased levels of Internet activity, security, reliability, cost, ease of use, accessibility and quality of service.

     Other concerns that could inhibit the growth of the Internet and its use by business as a medium for communication and commerce include:

     - concerns about security of transactions conducted over the Internet;

     - concerns about privacy and the use of data collected and stored recording interactions over the Internet;

     - the possibility that federal, state, local or foreign governments will adopt laws or regulations limiting the use of the Internet or the use of information collected from communications or transactions over the Internet; and

     - the possibility that governments will seek to tax Internet commerce.

OUR FUTURE REVENUE GROWTH COULD BE IMPAIRED IF WE ARE UNABLE TO EXPAND OUR DIRECT SALES AND SUPPORT INFRASTRUCTURE.

     Our future revenue growth will depend in large part on our ability to successfully expand our direct sales force and our customer support capability. We may not be able to successfully manage the expansion of these functions or to recruit and train additional direct sales, consulting and customer support personnel. There is presently a shortage of qualified personnel to fill these positions. If we are unable to hire and retain additional highly skilled direct sales personnel, we may not be able to increase our license revenue to the extent necessary to achieve profitability. If we are unable to hire highly trained consulting and customer support personnel we may be unable to meet customer demands. We are not likely to be able to increase our revenues as we plan if we fail to expand our direct sales force or our consulting and customer support staff. Even if we are successful in expanding our direct sales force and customer support capability, the expansion may not result in revenue growth.

WE RELY ON OUR PIVOTAL ALLIANCE NETWORK OF INDEPENDENT COMPANIES TO SELL, INSTALL AND SERVICE OUR PRODUCTS AND TO PROVIDE SPECIALIZED SOFTWARE FOR USE WITH THEM.

     We do not have the internal implementation and customization capability to support our current level of sales of licenses. Accordingly, we have established and relied on our international network of independent companies we call the Pivotal Alliance. Members of the Pivotal Alliance market and sell our products, provide implementation and customization services, provide technical support and maintenance on a continuing basis and provide us with software applications that we can bundle with our solutions to address specific industry and customer requirements. Approximately 28% of our revenues for the year ended June 30, 1999 were from sales made through third-party resellers. Almost all of our customers retain members of the Pivotal Alliance to install and customize our products. If we fail to maintain our existing Pivotal Alliance relationships, or to establish new relationships, or if existing or new members of the Pivotal Alliance do not perform to our expectations, our ability to sell, install and service our products may suffer.

     There is an industry trend toward consolidation of systems integrators that implement, customize and maintain software solutions. Some of the systems integrators in the Pivotal Alliance have engaged in discussions concerning business consolidations. We are uncertain as to the effect that any consolidation may have on our relationships with members of the Pivotal Alliance.

     Enterprise 360 is a consortium founded in 1998 to integrate and promote our products as part of a turnkey customer relationship management solution. The terms of our relationship with the members of the consortium have not been formalized and are subject to change, and any of the members may withdraw at any time. We have not generated a significant amount of revenues through this relationship and do not know whether it will be successful. See "Business -- Strategic Relationships."

THE LOSS OF OUR CO-FOUNDERS OR OTHER KEY PERSONNEL OR OUR FAILURE TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.

     Our success depends largely upon the continued service of our executive officers and other key management, sales and marketing and technical personnel. The loss of the services of one or more of our executive officers or other key employees could have a material adverse effect on our business, results of operations and financial condition. In particular, we rely on our co-founders, Norman Francis, President, Chief Executive Officer and director, and Keith Wales, our Chief Technical Officer, Vice-President, Research and Development and director. Messrs. Francis and Wales do not have employment agreements and, therefore, could terminate their employment with us at any time without penalty. We have key man insurance on the lives of Messrs. Francis and Wales in the amount of Cdn.$1,000,000 each. However, this insurance would not sufficiently compensate us for the loss of services of either Mr. Francis or Mr. Wales.

     Our future success also depends on our ability to attract and retain highly qualified personnel. The competition for qualified personnel in the computer software and Internet markets is intense, and we may be unable to attract or retain highly qualified personnel in the future. In addition, due to intense competition for qualified employees, it may be necessary for us to increase the level of compensation paid to existing and new employees to the degree that our operating expenses could be materially increased. See "Management."

WE FACE RISKS FROM THE EXPANSION OF OUR INTERNATIONAL OPERATIONS.

     We intend to substantially expand our operations outside the United States and Canada. International operations are subject to numerous inherent potential risks, including:

     - unexpected changes in regulatory requirements;

     - export restrictions, tariffs and other trade barriers;

     - changes in local tax rates or rulings by local tax authorities;

     - challenges in staffing and managing foreign operations, differing technology standards, employment laws and practices in foreign countries;

     - less favorable intellectual property laws;

     - longer accounts receivable payment cycles and difficulties in collecting payments;

     - political and economic instability; and

     - fluctuations in currency exchange rates and the imposition of currency exchange controls.

     Any of these factors could have a material adverse effect on our business, financial condition or results of operations.

     Our international expansion will require significant management attention and financial resources. We will have to significantly enhance our direct and indirect international sales channels and our support and services capabilities. We may not be able to maintain or increase international market demand for our products. We may not be able to sustain or increase international revenues from licenses or from consulting and customer support.

     In some foreign countries we rely on selected solution providers to translate our software into local languages, adapt it to local business practices and complete installations in local markets. We are highly dependent on the ability and integrity of these solution providers, and if any of them should fail to properly translate, adapt or install our software, our reputation could be damaged and we could be subjected to liability. If any of these solution providers should fail to adequately secure our software against unauthorized copying, our proprietary software could be compromised.

FLUCTUATIONS IN EXCHANGE RATES BETWEEN THE UNITED STATES DOLLAR AND THE CANADIAN DOLLAR MAY AFFECT OUR OPERATING RESULTS.

     Substantially all of our revenues and corresponding receivables are in United States dollars. However, a majority of our research and development expenses, customer support costs and administrative expenses are in Canadian dollars. We are exposed to fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar through our operations in Canada. In the quarter ended March 31, 1999, we adopted a hedging policy intended to reduce the effects of these fluctuations on our results of operations. As part of our hedging policy, we identify our future Canadian currency requirements related to payroll costs, capital expenditures and operating lease commitments, and purchase forward exchange contracts at the beginning of an operational period to cover these currency needs. The operational period for our contracts is generally limited to one quarter. If our actual currency requirements differ materially from our hedged position during periods of currency volatility, or if we do not continue to hedge our Canadian currency commitments, we could experience unanticipated currency gains or losses, as we did in the quarter ended June 30, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Foreign Currency Translation and Hedging."

     Our hedging policy subjects us to risks relating to the creditworthiness of the commercial banks that we contract with in our hedging transactions. If one of these banks cannot honor its obligations, we may suffer a loss.

     The purpose of our hedging policy is to reduce the effect of exchange rate fluctuations on our results of operations. Therefore, while our hedging policy reduces our exposure to losses resulting from unfavorable changes in currency exchange rates, it also reduces or eliminates our ability to profit from favorable changes in currency exchange rates.

WE HAVE EXPERIENCED RAPID GROWTH WHICH HAS PLACED A STRAIN ON OUR RESOURCES, AND ANY FAILURE TO MANAGE OUR GROWTH EFFECTIVELY COULD CAUSE OUR BUSINESS TO SUFFER.

     We have been expanding our operations rapidly and intend to continue this expansion for the foreseeable future. The number of our employees increased from 70 on June 30, 1997 to 151 on June 30, 1998. As of June 30, 1999, we had 270
employees. This expansion has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources as we integrate and manage new employees, more locations and more customer, supplier and other business relationships. In the past we have decided to, and in the future we may need to, improve or replace our existing operational and customer service systems, procedures and controls. We are currently replacing our financial accounting system. Any failure by us to properly manage our growth or these systems and procedural transitions could impair our ability to efficiently manage our business, to maintain and expand important relationships with members of the Pivotal Alliance and other third parties and to attract and service customers, and could cause us to incur higher operating costs and delays in the execution of our business plan or in the reporting or tracking of our financial results.

     WE MAY SEEK TO GROW BY MAKING ACQUISITIONS, BUT WE HAVE NEVER ACQUIRED ANOTHER BUSINESS AND WE MAY NOT BE ABLE TO SUCCESSFULLY COMPLETE ANY ACQUISITIONS WE UNDERTAKE OR INTEGRATE ANY ACQUIRED BUSINESSES OR PRODUCTS WITH OUR OWN.

     As a part of our business strategy we may seek to grow by acquiring businesses, products or technologies or establishing joint ventures that we believe will complement our current or future business. We have never acquired another business. We may not effectively select acquisition candidates or negotiate or finance acquisitions or integrate the acquired businesses and their personnel or acquired products or technologies into our business. We cannot assure you that we can complete any acquisition we pursue on favorable terms, or that any acquisition we complete will ultimately benefit our business.

OUR SALES CYCLE IS LONG AND SALES DELAYS COULD CAUSE OUR OPERATING RESULTS TO VARY WIDELY.

     We believe that an enterprise's decision to purchase a customer relationship management system is discretionary, involves a significant commitment of its resources and is influenced by its budget cycles. To successfully sell licenses for our products, we typically must educate our potential customers regarding the use and benefits of customer relationship management software in general and our solutions in particular, which can require significant time and resources. Consequently, the period between initial contact and the purchase of licenses for our products is often long and subject to delays associated with the lengthy budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. We frequently must invest substantial resources to develop a relationship with a potential customer and educate its personnel about our products and services with no guarantee that our efforts will be rewarded with a sale. Our sales cycles are lengthy and variable, typically ranging between two and six months from our initial contact with a potential customer to the signing of a license agreement, although sales sometimes require substantially more time. Sales delays could cause our operating results to vary widely. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR PLAN TO EXPAND OUR SERVICE CAPABILITY COULD ADVERSELY AFFECT GROSS PROFIT MARGINS AND OPERATING RESULTS.

     Revenues from services and maintenance have lower gross margins than revenues from licenses, therefore an increase in the percentage of revenues generated from services and maintenance as compared to revenues from licenses will lower our overall gross margins. In addition, an increase in the cost of revenues from services and maintenance as a percentage of revenues from services and maintenance could have a negative impact on overall gross margins.

     Although margins related to revenues from services and maintenance are lower than margins related to revenues from licenses, our services organization currently generates gross profits, and we are seeking to expand our service capability and our revenues from services and maintenance.

     Revenues from services and maintenance depend in part on renewals of technical support contracts by our customers, some of which may not renew their technical support contracts. Our ability to increase revenues from services and maintenance will depend in large part on our ability to increase the scale of our services organization, including our ability to successfully recruit and train a sufficient number of qualified services personnel. We may not be able to do so.

     To meet our expansion goals, we expect to hire additional services personnel. If demand for our services organization does not increase in proportion to the number of additional personnel we hire, gross profits could fall, or we may incur losses from our services activities. In addition, the costs of delivering services could increase, and any material increase in these costs could reduce or eliminate the profitability of our services activities.

WE RELY ON SOFTWARE LICENSED TO US BY THIRD PARTIES FOR FEATURES WE INCLUDE IN OUR PRODUCTS.

     We incorporate into our products software that is licensed to us by third-party software developers including Microsoft's SQL Server 7.0, Sheridan Calendar Control, InstallShield 3 and Seagate Crystal Reports. We are seeking to further increase the capabilities of our products by licensing additional applications from third parties. A significant interruption in the availability of any of this licensed software could adversely affect our sales, unless and until we can replace this software with other software that performs similar functions. Because our products incorporate software developed and maintained by third parties, we depend on these third parties' abilities to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis, and respond to emerging industry standards and other technological changes. If third-party software offered now or in the future in conjunction with our products becomes obsolete or incompatible with future versions of our products, we may not be able to continue to offer some of the features we presently include in our products unless we can license alternative software or develop the features ourselves.

WE MUST CONTINUE TO DEVELOP ENHANCEMENTS TO OUR PRODUCTS AND NEW APPLICATIONS AND FEATURES THAT RESPOND TO THE EVOLVING NEEDS OF OUR CUSTOMERS, RAPID TECHNOLOGICAL CHANGE, AND ADVANCES INTRODUCED BY OUR COMPETITORS.

     The software market in which we compete is characterized by rapid change due to changing customer needs, rapid technological changes and advances introduced by competitors. Existing products become obsolete and unmarketable when products using new technologies are introduced and new industry standards emerge. New technologies could change the way customer relationship management products are sold or delivered. As a result, the life cycles of our products are difficult to estimate. We also may need to modify our products when third parties change software we integrate into our products.

     To be successful we must continue to enhance our current product line and develop new applications and features. For example, we currently plan to integrate electronic commerce features with Pivotal eRelationship and to offer customers the ability to pay a service fee to access our software or servers operated and maintained by third parties. See "Business -- Growth Strategy."

     We may not be able to successfully develop or license the applications necessary to offer these or other features, or to integrate these applications with our existing products. We have delayed enhancements and new product release dates several times in the past and may not be able to introduce new products, product enhancements, new applications or features successfully or in a timely manner in the future. If we delay release of our new products or product enhancements or new applications or features or if they fail to achieve market acceptance when released, we may not be able to keep up with the latest developments in the market and our revenues may fall. We may not be able to respond effectively to customer needs, technological changes or advances introduced by our competitors, and our products could become obsolete.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS.

     Our success depends in part on our ability to protect our proprietary software and our other proprietary rights from copying, infringement or use by unauthorized parties. To protect our proprietary rights we rely primarily on a combination of copyright, trade secret and trademark laws, confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in license agreements with consultants, vendors and customers, although we have not signed these types of agreements in every case. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have entered into. We may not become aware of, or have adequate remedies in the event of, these types of breaches or unauthorized activities.

CLAIMS BY OTHER COMPANIES THAT OUR PRODUCTS INFRINGE THEIR COPYRIGHTS OR PATENTS COULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS AND INCREASE OUR COSTS.

     If any of our products violates third-party proprietary rights, including copyrights and patents, we may be required to reengineer our products or obtain licenses from third parties to continue offering our products without substantial reengineering. Although some of our current and potential competitors have sought patent protection for similar customer relationship management systems, we have not sought patent protection for our solutions. If a patent has been issued or is issued in the future to a third party that prevents us from using technology included in our products, we would need to obtain a license or re-engineer our product to function without infringing the patent. Any efforts to re-engineer our products or obtain licenses from third parties may not be successful and, in any case, could substantially increase our costs, or force us to interrupt product sales or delay product releases. See "Business -- Intellectual Property and Other Proprietary Rights."

OUR PRODUCTS AND PRODUCTS WE RELY ON MAY SUFFER FROM DEFECTS OR ERRORS.

     Software products as complex as ours may contain errors or defects, especially when first introduced or when new versions are released. We have had to delay commercial release of some versions of our products until software problems were corrected, and in some cases have provided product enhancements to correct errors in released products. Our new products and product enhancements or new applications or features may not be free from errors after commercial shipments have begun. Any errors that are discovered after commercial release could result in loss of revenues or delay in market acceptance, diversion of development resources, damage to our reputation, increased service and warranty costs and liability claims.

     Our end-user licenses contain provisions that limit our exposure to product liability claims, but these provisions may not be enforceable in all jurisdictions. In some cases, we have been required to waive these contractual limitations. Further, we may be exposed to product liability claims in international jurisdictions where our solution provider has supplied our products and negotiated the license without our involvement. A successful product liability claim could result in material liability and damage to our reputation.

     In addition, products we rely on, such as Microsoft platform products, may contain defects or errors. Our products rely on these products to operate properly. Therefore, any defects in these products could adversely affect the operation of and market for our products, reduce our revenues, increase our costs and damage our reputation.

IF OUR CUSTOMERS' SYSTEM SECURITY IS BREACHED, OUR BUSINESS AND REPUTATION COULD SUFFER.

     A fundamental requirement for online communications is the secure transmission of confidential information over the Internet. Users of our products transmit their and their customers' confidential information over the Internet. In our license agreements with our customers, we disclaim responsibility for the security of confidential data and have contractual indemnities for any damages claimed against us. However, if unauthorized third parties are successful in obtaining confidential information from users of our products, our reputation and business may be damaged and, if our contractual disclaimers and indemnities are not enforceable, we may be subjected to liability.

CHANGES IN ACCOUNTING STANDARDS AND IN THE WAY WE CHARGE FOR LICENSES COULD AFFECT OUR FUTURE OPERATING RESULTS.

     We recognize revenues from the sale of software product licenses on delivery of our products if:

     -  persuasive evidence of an arrangement exists,

     -  the fee is fixed and determinable,

     - we can objectively allocate the total fee among all elements of the arrangement, and

     -  collection of the license fee is probable.

     In July 1999, we began to offer licensing arrangements in which our customer purchases a license for a fixed or indefinite term and agrees to pay for the license with periodic payments rather than in a lump sum. We plan to recognize revenues from these arrangements as the periodic payments become due provided the other conditions for revenue recognition are met. If these arrangements become popular with our customers, we may have lower revenues in the short term than we otherwise would, because revenues for licenses sold under these arrangements will be recognized over time rather than upon delivery of our product.

     We recognize maintenance revenues ratably over the contract term, typically one year, and recognize revenues for consulting, education and implementation and customization services as the services are performed.

     Statement of Position 97-2, "Software Revenue Recognition," was issued in October 1997 by the American Institute of Certified Public Accountants and amended by Statement of Position 98-4. We adopted Statement of Position 97-2 effective January 1, 1998. The American Institute of Certified Public Accountants has also issued Statement of Position 98-9, which is effective for us for transactions entered into beginning January 1, 2000. However, full implementation guidelines for this standard have not yet been issued. Once available, these implementation guidelines could lead to unanticipated changes in our current revenue accounting practices.

     Accounting standard setters, including the Securities and Exchange Commission and the Financial Accounting Standards Board, are also reviewing the accounting standards related to business combinations and stock-based compensation.

     Any changes to these accounting standards or any other accounting standards or the way these standards are interpreted or applied could require us to change the manner in which we recognize revenue or the way we account for stock compensation or for any acquisition we may pursue or other aspects of our business, in a manner that could adversely affect our reported financial results.

AFTER THIS OFFERING, OUR PRESENT OFFICERS, DIRECTORS AND 5% SHAREHOLDERS WILL OWN MORE THAN 77.6% OF OUR COMMON SHARES, AND WILL BE ABLE TO CONTROL ALL MATTERS SUBMITTED TO SHAREHOLDERS FOR APPROVAL.

     After this offering, our present officers, directors and 5% shareholders together will control approximately 77.6% of our outstanding common shares if the underwriters do not exercise their over-allotment option and 75.6% if the underwriters exercise their over-allotment option in full. As a result, these shareholders, if they act together, will be able to control all matters requiring shareholders' approval including the election of directors and approval of significant corporate transactions. This concentration of ownership may delay, deter or prevent actions that would result in a change of control and might affect the market price of our common shares. See "Principal Shareholders."

THE MARKET PRICE OF OUR COMMON SHARES MAY FLUCTUATE SUBSTANTIALLY.

     Prior to this offering, there has been no public market for our common shares. An active public trading market may not develop following completion of this offering or, if an active public market develops, it may not be sustained. The initial public offering price of the common shares will be determined by negotiation between us and representatives of the underwriters. This price will not necessarily reflect the market price of the common shares following this offering. See "Underwriting."

     A number of factors may affect the market price for the common shares following this offering, including the following:

     - the announcement of new products or product enhancements by us or our competitors;

     - quarterly and annual variations in our or our competitors' results of operations;

     -  developments in our industry;

     - our ability to timely announce our quarterly or fiscal year-end operating results; and

     - general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

     Our results of operations are difficult to predict and may fluctuate from quarter to quarter. If our results of operations in any particular quarter fail to meet the expectations of securities analysts or the market generally, the price of our shares could decline significantly.

     Share prices for many companies in the technology industry have experienced wide fluctuations that have often been unrelated to the operating performance of the companies themselves. The above factors and share price fluctuations, as well as general economic, political and market conditions, may materially adversely affect the market price of our common shares.

WE EXPECT ABOUT 16,000,000 COMMON SHARES TO BECOME AVAILABLE FOR SALE 180 DAYS FROM THE DATE OF THIS PROSPECTUS, AND SALES OF THESE SHARES MAY DEPRESS OUR SHARE PRICE.

     After this offering we will have outstanding 19,483,123 common shares. Sales of a substantial number of our common shares in the public market following this offering could cause the market price of our common shares to drop. All the shares sold in this offering will be freely tradable. The remaining common shares outstanding after this offering will be available for sale in the public market as follows:

    DATE OF AVAILABILITY FOR SALE                                   NUMBER OF SHARES
    -----------------------------                                   ----------------
    August 4, 1999, the date of this prospectus.................                 320
    November 2, 1999 (90 days after the date of this
      prospectus)...............................................               1,812
    January 31, 2000 (180 days after the date of this
      prospectus)...............................................          15,921,483
    At various times thereafter upon the expiration of one-year
      holding periods...........................................              59,508

See "Shares Eligible for Future Sale" and "Underwriting."

WE FACE YEAR 2000 RISKS.

     If past or present versions of our products prove to have significant Year 2000 defects, we could suffer material liabilities and damage to our business and reputation. We provide a warranty covering Year 2000 problems in the current versions of our software products, including products licensed from third parties that we supply with our products. We may face claims based on Year 2000 issues if our past or present products contain significant Year 2000 defects, or claims arising from problems with third-party software embedded in or delivered with our products or with the integration of multiple products within an overall system. Year 2000 claims could result in costly and distracting litigation and in material liability. If our products have significant Year 2000 defects, correcting them could be costly and time consuming, and we could be forced to delay sales while we make corrections.

     Year 2000 problems with our own internal systems could cause disruption of our business. Any disruption in the business of any of our key suppliers or selling partners as a result of Year 2000 issues, or any general disruption or failure of the financial, telecommunications, power, transportation or other infrastructure also could disrupt our business.

     We may also experience reduced sales as existing and potential customers reduce their budgets for relationship management solutions due to increased expenditures on their own Year 2000 compliance efforts. In addition, during the remainder of 1999, our existing or potential customers may choose to delay new software product purchases and deployments until after January 1, 2000 to avoid distractions from Year 2000 compliance efforts and to preclude the possibility of introducing any new Year 2000 issues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Issues."

OUR BOARD OF DIRECTORS MAY ISSUE, WITHOUT SHAREHOLDER APPROVAL, PREFERRED SHARES THAT HAVE RIGHTS AND PREFERENCES SUPERIOR TO THOSE OF COMMON SHARES AND THAT MAY DELAY OR PREVENT A CHANGE OF CONTROL.

     Our memorandum and articles allow the issuance of up to 20,000,000 preferred shares. After the offering, there will be no preferred shares outstanding. However, our board of directors may set the rights and preferences of any class of preferred shares in its sole discretion without the approval of the holders of common shares. The rights and preferences of these preferred shares may be superior to those of the common shares. Accordingly, the issuance of preferred shares may adversely affect the rights of holders of common shares. The issuance of preferred shares also could have the effect of delaying or preventing a change of control of our company. See "Description of Share Capital."

YOU MAY NOT BE ABLE TO OBTAIN ENFORCEMENT OF CIVIL LIABILITIES AGAINST US OUTSIDE THE UNITED STATES.

     We are formed under the laws of the Province of British Columbia, Canada. Many of our assets are located outside the United States. In addition, a majority of the members of our board of directors and our officers and the experts named in this prospectus are residents of countries other than the United States. As a result, it may be impossible for you to effect service of process within the United States upon us or these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of U.S. federal securities laws. No treaty exists between the United States and Canada for the reciprocal enforcement of foreign court judgments.

                           FORWARD-LOOKING STATEMENTS

     Statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus about our future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. These factors include, among others, those listed under "Risk Factors" or described elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by our use of words such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

     Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of forward-looking statements. We are under no duty to update any of our forward-looking statements after the date of this prospectus. You should not place undue reliance on forward-looking statements.

                                USE OF PROCEEDS

     We expect to receive approximately $38,120,000 in net proceeds from the sale of 3,500,000 common shares in this offering, based on the initial public offering price of $12.00 per common share. We estimate the net proceeds will be approximately $43,979,000 if the underwriters' over-allotment option is exercised in full. The principal purposes of this offering are to obtain additional capital, create a public market for our common shares and facilitate our future access to the public capital markets.

     We intend to use the net proceeds of this offering primarily for additional working capital and other general corporate purposes, including increased domestic and international sales and marketing expenditures, increased research and development expenditures and capital expenditures made in the ordinary course of our business. The amounts that we actually expend for working capital purposes will vary significantly depending on a number of factors, including future revenue growth, if any, the amount of cash we generate from operations and the progress of our product development efforts. We may also use a portion of the net proceeds to acquire additional businesses, products or technologies or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments to do so, and are not currently negotiating any such acquisition or joint venture. We will retain broad discretion in allocating the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our share capital. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The table below describes our capitalization as of June 30, 1999:

     - on an actual basis;

     - on a pro forma basis to reflect the exchange of all of our outstanding Class B common shares for common shares and the conversion of all of our redeemable convertible preferred shares and Class A convertible preferred shares into common shares; and

     - on a pro forma as adjusted basis to reflect the estimated net proceeds from the sale of common shares we are offering in this prospectus based on the initial public offering price of $12.00 per share.

                                                                        JUNE 30, 1999
                                                             -----------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                             -------    ---------    -----------
                                                                       (IN THOUSANDS)
Redeemable convertible preferred shares, 9,946,474
  authorized, issued and outstanding, actual; no shares
  authorized, issued or outstanding, pro forma and pro
  forma as adjusted(1).....................................  $17,500     $    --       $    --
Shareholders' equity (deficit):
  Preferred shares, undesignated, no par value; 20,000,000
     shares authorized, no shares issued or outstanding,
     actual, pro forma and pro forma as adjusted...........       --          --            --
  Class A convertible preferred shares, no par value;
     2,000,000 shares authorized, issued and outstanding,
     actual; no shares authorized, issued or outstanding,
     pro forma and pro forma as adjusted...................       83          --            --
  Common shares, no par value; 200,000,000 shares
     authorized, 3,454,600 shares issued or outstanding,
     actual; 15,983,123 shares issued and outstanding pro
     forma; and 19,483,123 shares issued and outstanding,
     pro forma as adjusted(2)..............................      563      18,150        56,270
  Class B common shares, par value Cdn.$0.03; 600,000
     shares authorized, 476,786 shares issued and
     outstanding, actual; no shares authorized, issued or
     outstanding, pro forma and pro forma as adjusted(2)...        4          --            --
  Deferred share-based compensation........................     (416)       (416)         (416)
  Accumulated deficit......................................   (7,426)     (7,426)       (7,426)
                                                             -------     -------       -------
     Total shareholders' equity (deficit)..................   (7,192)     10,308        48,428
                                                             -------     -------       -------
          Total capitalization.............................  $10,308     $10,308       $48,428
                                                             =======     =======       =======

---------------
(1) At June 30, 1999, we had the following classes of redeemable convertible preferred shares authorized, issued and outstanding: (a) 2,000,000 shares of Class B, Cdn.$1.17 par value, redeemable at $1.00 each; (b) 2,658,228 shares of Class D, no par value, redeemable at $0.79 each; (c) 4,000,000 shares of Class E, no par value, redeemable at $1.35 each; and (d) 1,288,246 shares of Class F, no par value, redeemable at $6.21 each.

(2) Includes 12,051,737 common shares issuable upon conversion of outstanding redeemable convertible preferred shares and Class A convertible preferred shares and exchange of 476,786 Class B common shares for common shares. Excludes (a) 1,454,687 common shares issuable upon the exercise of options outstanding as of June 30, 1999 with a weighted average exercise price of Cdn.$6.07 per share; (b) 2,543,313 shares reserved for issuance in connection with future stock options under our incentive stock option plan; and (c) 1,000,000 shares reserved for issuance under our employee share purchase plan which will become effective upon consummation of this offering. See "Management -- Employee Benefit Plans" and note 8 of notes to consolidated financial statements.

                                    DILUTION

     If you invest in our common shares, your interest will be diluted by the amount of the difference between the public offering price per common share and the pro forma as adjusted net tangible book value per common share after this offering. Dilution per share represents the difference between the amount per share paid by purchasers of common shares in this offering and the pro forma net tangible book value per common share immediately after completion of this offering.

     Our pro forma net tangible book value as of June 30, 1999 was $10,308,000, or $0.64 per common share, after giving effect to:

     - the exchange of all our outstanding Class B common shares for common shares; and

     - the conversion of all our outstanding preferred shares into common shares.

     Pro forma net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of outstanding common shares after giving effect to the exchange of all our outstanding Class B common shares for common shares and the conversion of all our outstanding preferred shares into common shares.

     After giving effect to our sale of 3,500,000 common shares in this offering based on the initial public offering price of $12.00 per common share, and after deducting the commissions and estimated offering expenses, our as adjusted pro forma net tangible book value as of June 30, 1999 would have been $48,428,000 or $2.49 per common share. This figure represents an immediate increase in net tangible book value of $1.85 per common share to existing shareholders and an immediate dilution of $9.51 per common share to new investors. Dilution is determined by subtracting the net tangible book value per common share after the offering from the amount of cash a new investor pays for a common share. The following table illustrates this per common share dilution to new investors:

Initial public offering price per common share..............            $12.00
  Pro forma net tangible book value per common share as of
     June 30, 1999..........................................  $ 0.64
  Increase per common share attributable to this offering...    1.85
Pro forma net tangible book value per common share after
  this offering.............................................              2.49
                                                                        ------
Dilution per common share to new investors in this
  offering..................................................            $ 9.51
                                                                        ======

     The table below shows on a pro forma basis as of June 30, 1999, after giving effect to the exchange of our Class B common shares for common shares and the conversion of all our outstanding preferred shares into common shares, the difference between our existing shareholders and our new investors with respect to the number of common shares purchased, the total consideration paid and the average price per share paid, before deducting discounts and commissions and estimated offering expenses:

                                        SHARES PURCHASED        TOTAL CONSIDERATION         AVERAGE
                                      ---------------------    ----------------------        PRICE
                                        NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                      ----------    -------    -----------    -------    -------------
Existing shareholders...............  15,983,123      82.0%    $17,677,000      29.6%        $1.11
New investors.......................   3,500,000      18.0      42,000,000      70.4         12.00
                                      ----------     -----     -----------     -----
     Total..........................  19,483,123     100.0%    $59,677,000     100.0%
                                      ==========     =====     ===========     =====

     If the underwriters' over-allotment option is exercised in full, the number of common shares held by new investors will increase to 4,025,000, or 20.1%, of the total common shares outstanding after this offering.

     As of June 30, 1999, we had 1,454,687 outstanding options to purchase common shares under our incentive stock option plan at a weighted average exercise price of Cdn.$6.07. In addition, there are 2,543,313 options available for future grant under our incentive stock option plan and 1,000,000 common shares will be available for issuance under our employee share purchase plan. If the option holders exercise these outstanding options, or any options we grant in the future, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto, with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this prospectus. The consolidated statement of operations data for each of the three years ended June 30, 1997, 1998 and 1999 and the consolidated balance sheet data as of June 30, 1998 and 1999 are derived from audited financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended June 30, 1995 and 1996 and the consolidated balance sheet data as of June 30, 1995, 1996 and 1997 are derived from audited consolidated financial statements not included in this prospectus.

                                                                     YEAR ENDED JUNE 30,
                                                      --------------------------------------------------
                                                       1995      1996       1997       1998       1999
                                                      ------    -------    -------    -------    -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Licenses........................................    $   80    $   368    $ 2,916    $11,311    $18,819
  Services and maintenance........................        --         31        590      2,898      6,508
                                                      ------    -------    -------    -------    -------
    Total revenues................................        80        399      3,506     14,209     25,327
                                                      ------    -------    -------    -------    -------
Cost of revenues:
  Licenses........................................         7          2        121        401        536
  Services and maintenance........................        --         --        387      1,281      3,078
                                                      ------    -------    -------    -------    -------
    Total cost of revenues........................         7          2        508      1,682      3,614
                                                      ------    -------    -------    -------    -------
Gross profit......................................        73        397      2,998     12,527     21,713
                                                      ------    -------    -------    -------    -------
Operating expenses:
  Sales and marketing.............................       261        604      2,646      9,226     16,830
  Research and development........................       399        742      1,163      1,910      4,958
  General and administrative......................       224        397        725      1,513      2,466
                                                      ------    -------    -------    -------    -------
    Total operating expenses......................       884      1,743      4,534     12,649     24,254
                                                      ------    -------    -------    -------    -------
Loss from operations..............................      (811)    (1,346)    (1,536)      (122)    (2,541)
Interest and other income.........................        19         85        142        136        (24)
                                                      ------    -------    -------    -------    -------
Income (loss) before income taxes.................      (792)    (1,261)    (1,394)        14     (2,565)
Income taxes......................................        --         --         --         10        243
                                                      ------    -------    -------    -------    -------
Net income (loss) for the period..................    $ (792)   $(1,261)   $(1,394)   $     4     (2,808)
                                                      ======    =======    =======    =======    =======
Basic and diluted earnings (loss) per share.......    $(0.24)   $ (0.37)   $ (0.41)   $    --    $ (0.72)
Pro forma basic and diluted loss per share(1):....                                               $ (0.18)
Shares used to calculate earnings (loss) per share
  Basic...........................................     3,348      3,372      3,393      3,720      3,888
  Diluted.........................................     3,348      3,372      3,393     14,927      3,888
  Pro forma basic and diluted loss per
    share(1):.....................................                                                15,940

                                                                                      AS OF JUNE 30,
                                                  AS OF JUNE 30,                 -------------------------
                                     ----------------------------------------                 PRO FORMA
                                      1995       1996       1997       1998       1999      AS ADJUSTED(2)
                                     -------    -------    -------    -------    -------    --------------
CONSOLIDATED BALANCE SHEET DATA:                                (IN THOUSANDS)
Cash and cash equivalents..........  $ 2,222    $   706    $ 3,898    $ 1,202    $ 9,338       $47,458
Working capital....................    2,091        731      4,417      3,317      7,257        45,377
Total assets.......................    2,361      1,114      6,729     10,752     21,722        59,842
Long-term obligations..............       --         --         --         --         --            --
Redeemable convertible preferred
  shares...........................    4,100      4,100      9,500      9,500     17,500            --
Total shareholders' equity
  (deficit)........................   (1,969)    (3,229)    (4,533)    (4,455)    (7,192)       48,428

---------------

(1) See note 1 of notes to consolidated financial statements for calculation of pro forma earnings (loss) per share.

(2) Reflects (a) the exchange of Class B common shares for common shares, (b) the conversion of all preferred shares into common shares, and (c) the sale of common shares we are offering in this prospectus based on the initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds," and "Capitalization."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

OVERVIEW

     We began developing our customer relationship management software in early September 1994. In April 1996, we released the initial version of our principal product, Pivotal Relationship. Initially, we sold the product on a limited basis through resellers. During the year ended June 30, 1997, we began direct sales of Pivotal Relationship. In fiscal 1998, we began expanding internationally by opening our office in London, England. We also invested in the development of our brand, continued research and development to improve the functionality of Pivotal Relationship, and began development of Pivotal eRelationship. In fiscal 1999, we invested in all areas of our business with a particular emphasis on sales, marketing and research and development. In February 1999, we released and shipped our Internet-based product Pivotal eRelationship. Our revenues increased 78% to $25.3 million from $14.2 million for the years ended June 30, 1999 and 1998, respectively.

     We market and sell our products on a global basis primarily through our direct sales force and resellers that are members of our Pivotal Alliance. During the year ended June 30, 1999, 72% of our license revenues were generated from our direct sales force and 28% from resellers. We have sold licenses to over 540 customers worldwide. No single customer accounted for 10% of our revenues for the years ended June 30, 1997, 1998 or 1999. Customers in North America accounted for 96%, 90% and 80% of our revenues in the years ended June 30, 1997, 1998 and 1999, respectively. Customers in Canada accounted for 14%, 6% and 6%, respectively, of our revenues for these years.

     We have incurred significant losses since inception, and at June 30, 1999, we had an accumulated deficit of $7.4 million. We have recently increased our sales and marketing and general and administrative expenses as we sought to expand our capabilities in these areas and increase our corporate infrastructure to support the growth of our business. We have also increased research and development expenses as we have focused on Pivotal eRelationship and other Internet-based applications. We plan to continue to increase our operating expenses to expand our sales operations, fund greater levels of research and development, particularly in the Internet-based product lines, broaden our professional services, improve operational and financial systems and expand our international operations. As a result, we are likely to continue to incur losses, and if our revenues do not continue to grow significantly, we may not ever be able to achieve profitable operations.

     We derive our revenues from the sale of software product licenses and services. We recognize product license revenues on delivery of our products if:

     - persuasive evidence of an arrangement exists,

     - the fee is fixed and determinable,

     - we can objectively allocate the total fee among all elements of the arrangement, and

     - the collection of the license fee is probable.

     In July 1999, we began to offer licensing arrangements in which our customer purchases a license and for a fixed or indefinite term agrees to pay for the license with periodic payments rather than in a lump sum. We plan to recognize revenues from these arrangements as the periodic payments become due, provided all other conditions for revenue recognition are met.

     We enter into reseller and sub-licensing arrangements that provide a fee payable to us based on a percentage of list price. We recognize as revenue only the fees payable to us, net of any amount payable to the reseller by the customer.

     Revenues from services and maintenance include fees for consulting, education, implementation, customization and technical support services. We recognize revenues from consulting, education and implementation and customization services as these services are performed. These services are charged primarily on a time-and-materials basis under a separate service arrangement with the customer. Over 95% of the implementation and customization services in connection with installations of our software products are provided by independent companies that are members of the Pivotal Alliance but which contract directly with the customer. We do not recognize revenue from services provided by members of the Pivotal Alliance. We recognize revenues from technical support and maintenance services ratably over the term of our contract with the customer, typically one year.

RESULTS OF OPERATIONS

     The following table sets forth certain items from our statements of operations as a percentage of total revenues for the periods indicated.

                                                              YEAR ENDED JUNE 30,
                                                              --------------------
                                                              1997    1998    1999
                                                              ----    ----    ----
Revenues:
  Licenses..................................................   83%     80%     74%
  Services and maintenance..................................   17      20      26
                                                              ---     ---     ---
     Total revenues.........................................  100     100     100
                                                              ---     ---     ---
Cost of revenues:
  Licenses..................................................    3       3       2
  Services and maintenance..................................   11       9      12
                                                              ---     ---     ---
     Total cost of revenues.................................   14      12      14
                                                              ---     ---     ---
Gross profit................................................   86      88      86
                                                              ---     ---     ---
Operating expenses:
  Sales and marketing.......................................   76      65      66
  Research and development..................................   33      13      20
  General and administrative................................   21      11      10
                                                              ---     ---     ---
     Total operating expenses...............................  130      89      96
                                                              ---     ---     ---
Loss from operations........................................  (44)     (1)    (10)
Interest and other income...................................    4       1      --
                                                              ---     ---     ---
Income (loss) before income taxes...........................  (40)     --     (10)
Income taxes................................................   --      --       1
                                                              ---     ---     ---
Net income (loss) for the period............................  (40)%    --%    (11)%
                                                              ===     ===     ===

YEARS ENDED JUNE 30, 1999 AND 1998

Revenues

     Total revenues increased 78% to $25.3 million from $14.2 million for the years ended June 30, 1999 and 1998, respectively.

     Revenues from licenses increased 66% to $18.8 million from $11.3 million for the years ended June 30, 1999 and 1998, respectively. Increased sales of licenses for Pivotal Relationship and related products contributed $6.9 million of this increase and sales of the new Pivotal eRelationship products contributed approximately $600,000.

     Revenues from licenses represented 74% and 80% of total revenues for the years ended June 30, 1999 and 1998, respectively. Revenues from licenses have decreased as a percentage of total revenues due to a significant increase in our revenues from services and maintenance.

     Revenues from services and maintenance increased 125% to $6.5 million from $2.9 million for the years ended June 30, 1999 and 1998, respectively. This resulted from an increase of $2.8 million in revenues from technical support and maintenance contracts, which entitle the customer to new versions of the product and to technical support and maintenance services, and an increase of $800,000 in revenues from implementation, consulting and education service engagements. As we have increased our customer base, revenues relating to technical support and maintenance also have increased because almost all of our customers have purchased these services from us and renewed their technical support and maintenance contracts as they expired.

     Revenues from services and maintenance represented 26% and 20% of total revenues for the years ended June 30, 1999 and 1998, respectively. We believe that revenues from services and maintenance may continue to increase as a percentage of total revenues, due to the increase in the number of technical support and maintenance contracts as our customer base grows. We intend to expand consulting services targeted at helping customers understand more about matters such as effective one-to-one marketing and using the Internet to increase revenues and improve customer service. We plan to continue to rely on members of the Pivotal Alliance to provide the great majority of implementation and customization services to our customers, rather than providing those services directly.

Cost of Revenues

     Total cost of revenues increased 115% to $3.6 million from $1.7 million for the years ended June 30, 1999 and 1998, respectively.

     Cost of revenues from licenses consists of costs relating to the manufacturing, packaging and distribution of products and related documentation, and fees paid for incorporation of third-party software products.

     Cost of revenues from services and maintenance consists of personnel and direct expenses relating to the cost of providing customer support, education and professional services. Cost of revenues from services and maintenance will vary depending on the mix of services we provide between support and maintenance, education, implementation and consulting services. Gross profit margins are higher for support and maintenance services than they are for education, implementation and consulting services because support and maintenance services principally involve the delivery of software upgrades which the customers download and install themselves, while education, implementation and customization services generally require more involvement by our employees, resulting in higher compensation, travel and similar expenses.

     Cost of revenues from licenses increased 34% to $536,000 from $401,000 for the years ended June 30, 1999 and 1998, respectively. Cost of revenues from licenses as a percentage of revenues from licenses was 3% and 4% for the years ended June 30, 1999 and 1998, respectively. We expect that cost of licenses as a percentage of revenue from licenses will increase because we expect to integrate into our products additional software applications licensed from third parties.

     Cost of revenues from services and maintenance increased 140% to $3.1 million from $1.3 million for the years ended June 30, 1999 and 1998, respectively. Cost of revenues from services and maintenance as a percentage of revenues from services and maintenance was 47% and 44% for the years ended June 30, 1999 and 1998, respectively. We expect that cost of revenues from services and maintenance may increase as a percent of revenues from services and maintenance as we expand our service capabilities in international markets to support planned expansion of our international business and as we seek to expand our consulting services. This may occur because we will be incurring expenses to hire and train employees before we will be earning revenue for their services, and because we may not generate enough demand for our services to use all the capacity we add.

Operating Expenses

     Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions, bonuses and benefits earned by sales and marketing personnel, direct expenditures such as travel, communication, occupancy and marketing expenditures related to direct mail, online marketing, trade shows, advertising and promotion.

     Sales and marketing expenses increased 82% to $16.8 million from $9.2 million for the years ended June 30, 1999 and 1998, respectively. Sales and marketing expenses also increased as a percentage of total revenues to 66% from 65% for the same periods. This increase resulted from the significant investments made in expanding our North American and international sales and marketing organizations and increased expenditures required to launch Pivotal eRelationship in early calendar 1999. We expect that sales and marketing expenses will continue to increase as we continue to expand our North American and international sales and marketing efforts.

     Research and Development. Research and development expenses consist primarily of salaries, benefits and equipment for software engineers, quality assurance personnel, program managers, technical writers and outside contractors used to augment the research and development efforts. To date we have not capitalized any development costs, nor do we expect to capitalize such costs in the future.

     Research and development expenses increased 160% to $5.0 million from $1.9 million for the years ended June 30, 1999 and 1998, respectively. Research and development expenses also increased as a percentage of total revenues to 20% from 13% for the same periods. This increase was due to the development of Pivotal eRelationship but we also increased our ongoing research and development projects relating to our other products. We expect to continue to significantly increase research and development expenditures with a particular emphasis on Internet-related development projects.

     General and Administrative. General and administrative expenses consist primarily of salaries, benefits and related costs for executive, finance, administrative, human resources and information services personnel. General and administrative expenses also include legal and other professional fees.

     General and administrative expenses increased 63% to $2.5 million from $1.5 million for the years ended June 30, 1999 and 1998, respectively. General and administrative expenses decreased as a percentage of total revenues to 10% from 11% for the same periods. About half of the increase in general and administrative expenses was due to hiring additional personnel, $243,000 was due to an increase in our allowance for doubtful accounts and $150,000 was due to the implementation of internal financial and administrative systems. We expect general and administrative expenses will increase as we continue to expand the business and begin to increase our administrative capability in international markets.

     Share Compensation. We recorded deferred compensation expenses of $473,000 during the year ended June 30, 1999 in connection with grants of employee share purchase options with exercise prices lower than the deemed fair market value of our common shares. We are amortizing this amount over the four year period in which the options vest, and we will allocate the expense among operating expense categories based on the primary activity of the employee that holds the option. We recognized $57,000 in compensation expense in the year ended June 30, 1999 and currently expect to recognize $216,000, $113,000, $59,000 and $28,000 in the years ending June 30, 2000, 2001, 2002 and 2003, respectively.

Interest and Other Income (Loss)

     Interest and other income consists of earnings on cash and cash equivalents net of interest expense, foreign exchange gains and losses, and gains and losses on sale of property and equipment. Interest and other income (loss) declined to a loss of $24,000 from income of $136,000 for the years ended June 30, 1999 and 1998, respectively. This decline occurred because our interest income was offset by $191,000 in foreign exchange losses and a $52,000 loss on disposal of property and equipment. We have not had significant interest expense, as we have not borrowed.

Income Taxes

     Income taxes increased to $243,000 from $10,000 for the years ended June 30, 1999 and 1998, respectively. As a result of net operating losses and the availability of loss carry forwards in Canada, we have not incurred significant Canadian income taxes. Income taxes related to the United States and the United Kingdom were $290,000 and $120,000 for the years ended June 30, 1999 and 1998, respectively.

The total income tax provision for the years ended June 30, 1999 and 1998 included recoveries of $47,000 and $132,000, respectively, related to research and development tax incentives in Canada.

YEARS ENDED JUNE 30, 1998 AND 1997

Revenues

     Total revenues increased 305% to $14.2 million from $3.5 million for the years ended June 30, 1998 and 1997, respectively.

     Revenues from licenses increased 288% to $11.3 million from $2.9 million for the years ended June 30, 1998 and 1997, respectively. This increase was due to the increase in sales of licenses for the Pivotal Relationship product. Revenues from licenses represented 80% and 83% of total revenues for the years ended June 30, 1998 and 1997, respectively.

     Revenues from services and maintenance increased 391% to $2.9 million from $590,000 for the years ended June 30, 1998 and 1997, respectively. This resulted from an increase of $1.3 million in revenues from technical support and maintenance contracts and an increase of $1.0 million in revenues from implementation, consulting and education service engagements. Revenues from services and maintenance represent 20% and 17% of total revenues for the years ended June 30, 1998 and 1997, respectively.

Cost of Revenues

     Total cost of revenues increased 231% to $1.7 million from $508,000 for the years ended June 30, 1998 and 1997, respectively.

     Cost of revenues from licenses increased 231% to $401,000 from $121,000 for the years ended June 30, 1998 and 1997, respectively. Cost of revenues from licenses as a percentage of revenues from licenses was 4% for each of the years ended June 30, 1998 and 1997.

     Cost of revenues from services and maintenance increased 231% to $1.3 million from $387,000 for the years ended June 30, 1998 and 1997, respectively. This increase was due to the personnel and other resources devoted to providing services for our expanding customer base. Cost of revenues from services and maintenance as a percentage of revenues from services and maintenance was 44% and 66% for the years ended June 30, 1998 and 1997, respectively. This increase in the cost of revenues from services and maintenance was due to the low level of services and maintenance activity in 1997.

Operating Expenses

     Sales and Marketing. Sales and marketing expenses increased 249% to $9.2 million from $2.6 million for the years ended June 30, 1998 and 1997, respectively. Sales and marketing expenses decreased as a percentage of total revenues to 65% from 75% for the same periods. The increase in sales and marketing expenses related to higher personnel-related expenses for sales and marketing employees, which includes compensation, recruiting fees, travel expenses and related facility and equipment costs. During the year ended June 30, 1998, we tripled the number of sales and marketing personnel in the United States and Europe. The decrease in sales and marketing expenses as a percentage of revenues resulted from higher productivity.

     Research and Development. Research and development expenses increased 64% to $1.9 million from $1.2 million for the years ended June 30, 1998 and 1997, respectively. Research and development expenses decreased as a percentage of total revenues to 13% from 33% for the same periods. The increase in research and development expenses was due to personnel costs related to development efforts focused on Pivotal Relationship and Pivotal eRelationship.

     General and Administrative. General and administrative expenses increased 109% to $1.5 million from $725,000 for the years ended June 30, 1998 and 1997, respectively. General and administrative expenses decreased as a percentage of total revenues to 11% from 21% for the same periods. The increase in general and administrative expenses primarily related to the establishment of administrative infrastructure necessary to enable us to continue to grow. Most of this increase related to additional salaries and facility expenses and, to a lesser extent, increases in information systems capacity.

Interest and other income

     Interest and other income decreased to $136,000 from $142,000 for the years ended June 30, 1998 and 1997, respectively. Foreign exchange gains and losses were insignificant for both years.

Income Taxes

     We recorded an income tax provision of $10,000 in fiscal 1998, which principally reflected income taxes payable in United States and United Kingdom, offset by $132,000 related to Canadian research and development tax incentives received. In 1997, we had no income tax provision due to losses incurred.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents our unaudited quarterly results of operations both in absolute dollars and on a percentage of revenue basis for each of our last eight quarters. This data has been derived from unaudited consolidated financial statements that have been prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our consolidated financial statements.

                                                                          THREE MONTHS ENDED
                                     --------------------------------------------------------------------------------------------
                                     SEP. 30,    DEC. 31,    MAR. 31,    JUNE 30,    SEP. 30,    DEC. 31,    MAR. 31,    JUNE 30,
                                       1997        1997        1998        1998        1998        1998        1999        1999
                                     --------    --------    --------    --------    --------    --------    --------    --------
                                                                            (IN THOUSANDS)
Revenues:
  Licenses.........................   $1,258      $2,917      $3,033      $4,103      $3,276      $4,323      $5,006      $6,214
  Services and maintenance.........      444         532         897       1,025       1,292       1,390       1,717       2,109
                                      ------      ------      ------      ------      ------      ------      ------      ------
    Total revenues.................    1,702       3,449       3,930       5,128       4,568       5,713       6,723       8,323
                                      ------      ------      ------      ------      ------      ------      ------      ------
Cost of revenues:
  Licenses.........................       45         119         109         128          73          97         268          98
  Services and maintenance.........      204         274         361         442         562         589         822       1,105
                                      ------      ------      ------      ------      ------      ------      ------      ------
    Total cost of revenues.........      249         393         470         570         635         686       1,090       1,203
                                      ------      ------      ------      ------      ------      ------      ------      ------
Gross profit.......................    1,453       3,056       3,460       4,558       3,933       5,027       5,633       7,120
                                      ------      ------      ------      ------      ------      ------      ------      ------
Operating expenses:
  Sales and marketing..............    1,323       2,353       2,428       3,122       3,488       3,933       4,404       5,005
  Research and development.........      329         429         517         635         808       1,166       1,184       1,800
  General and administrative.......      222         414         432         445         543         512         566         845
                                      ------      ------      ------      ------      ------      ------      ------      ------
    Total operating expenses.......    1,874       3,196       3,377       4,202       4,839       5,611       6,154       7,650
                                      ------      ------      ------      ------      ------      ------      ------      ------
Income (loss) from operations......     (421)       (140)         83         356        (906)       (584)       (521)       (530)
Interest and other income (loss)...       44          35          40          17         107           1         (63)        (69)
                                      ------      ------      ------      ------      ------      ------      ------      ------
Income (loss) before taxes.........     (377)       (105)        123         373        (799)       (583)       (584)       (599)
Income taxes.......................        1           7           1           1          60          60          63          60
                                      ------      ------      ------      ------      ------      ------      ------      ------
Net income (loss)..................   $ (378)     $ (112)     $  122      $  372      $ (859)     $ (643)     $ (647)     $ (659)
                                      ======      ======      ======      ======      ======      ======      ======      ======

                                                                     THREE MONTHS ENDED
                                    -------------------------------------------------------------------------------------
                                    SEP. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                      1997       1997       1998       1998       1998       1998       1999       1999
                                    --------   --------   --------   --------   --------   --------   --------   --------
Revenues:
  Licenses........................     74%        85%        77%        80%        72%        76%        74%        75%
  Services and maintenance........     26         15         23         20         28         24         26         25
                                      ---        ---        ---        ---        ---        ---        ---        ---
    Total revenues................    100        100        100        100        100        100        100        100
                                      ---        ---        ---        ---        ---        ---        ---        ---
Cost of revenues:
  Licenses........................      3          3          3          2          2          2          4          1
  Services and maintenance........     12          8          9          9         12         10         12         13
                                      ---        ---        ---        ---        ---        ---        ---        ---
    Total cost of revenues........     15         11         12         11         14         12         16         14
                                      ---        ---        ---        ---        ---        ---        ---        ---
Gross profit......................     85         89         88         89         86         88         84         86
                                      ---        ---        ---        ---        ---        ---        ---        ---
Operating expenses:
  Sales and marketing.............     78         68         62         61         76         69         66         60
  Research and development........     19         13         13         12         18         20         17         22
  General and administrative......     13         12         11          9         12          9          8         10
                                      ---        ---        ---        ---        ---        ---        ---        ---
    Total operating expenses......    110         93         86         82        106         98         91         92
                                      ---        ---        ---        ---        ---        ---        ---        ---
Income (loss) from operations.....    (25)        (4)         2          7        (20)       (10)        (7)        (6)
Interest and other income
  (loss)..........................      3          1          1         --          2         --         (1)        (1)
                                      ---        ---        ---        ---        ---        ---        ---        ---
Income (loss) before taxes........    (22)        (3)         3          7        (18)       (10)        (8)        (7)
Income taxes......................     --         --         --         --          1          1          1          1
                                      ---        ---        ---        ---        ---        ---        ---        ---
Net income (loss).................    (22)%       (3)%        3%         7%       (19)%      (11)%       (9)%       (8)%
                                      ===        ===        ===        ===        ===        ===        ===        ===

     We have typically experienced an increase in revenues during our fourth fiscal quarter ended June 30, which we believe is primarily related to sales compensation policies and annual objectives. In addition, a pattern of reduced buying by European customers during July and August has resulted in lower European revenues in the quarter ending September 30, and our revenues for the quarters ended September 30 have been lower than revenues for the previous quarter ended June 30.

     Over the past four quarters, we have incurred operating losses as we increased the level of investment in all facets of our business. In particular, expenses related to development of Pivotal eRelationship resulted in an increase in research and development expenses to 20% of revenues for the year ended June 30, 1999 compared with 13% of revenues for the year ended June 30, 1998.

     Our quarterly operating results have fluctuated significantly in the past, and will continue to fluctuate in the future, as a result of a number of factors, many of which are outside our control. As a result of our limited operating history, we cannot forecast operating expenses based on historical results. Accordingly, we base our anticipated level of expense in part on future revenue projections. Most of our expenses are fixed and in the short term we may not be able to quickly reduce spending if revenues are lower than we have projected. Our ability to forecast our quarterly revenues accurately is limited given our limited operating history, length of the sales cycle of our solutions and other uncertainties in our business. If revenues in a particular quarter do not meet projections, our net losses in a given quarter would be greater than expected. As a result, we believe that quarter to quarter comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations and met our capital expenditure requirements primarily through private sales of equity securities, which have resulted in net proceeds of $17.7 million through June 30, 1999. At June 30, 1999, we had $9.3 million in cash and cash equivalents and $7.3 million in working capital.

     We generated positive cash from operating activities for the year ended June 30, 1999 of $2.5 million, as a result of obtaining improved payment terms from our principal suppliers and of improving the collection of accounts receivable. Cash used in operating activities was $1.1 million and $1.8 million for the years ended June 30, 1998 and 1997, respectively. Although we generated cash from operating activities for the year ended June 30, 1999, we do not expect to generate cash from operations for the year ending June 30, 2000.

     To date, our investing activities have consisted of capital expenditures totaling $2.4 million, $1.7 million and $450,000, for the years ended June 30, 1999, 1998 and 1997, respectively. The capital expenditures related primarily to the acquisition of computer software and equipment as well as furniture and fixtures used to support our growing employee base.

     Net cash provided by financing activities for the years ended June 30, 1999, 1998 and 1997 were $8.0 million $74,000, and $5.4 million, respectively. Net cash provided by financing activities resulted from sales of equity securities.

     We have credit facilities with a Canadian chartered bank, which include an operating facility of Cdn.$3.0 million bearing interest at the bank's prime rate plus 1%, and a term loan facility of Cdn.$2.0 million bearing interest at the bank's prime rate plus 4% to be used for various capital expenditures. The credit facilities are secured by all of our personal property, including our inventory, equipment and accounts receivable and the shares of our subsidiaries. At June 30, 1999, no amounts were outstanding under the operating facility or the term loan facility.

     We believe that the net proceeds of this offering, together with cash and cash equivalents and commercial credit facilities, will be sufficient to meet our anticipated cash needs for working capital and capital expenditure requirements at least through the year ending June 30, 2000. Thereafter, depending on the development of our business, we may need to raise additional cash for working capital or other expenses. We also may encounter opportunities for acquisitions or other business initiatives that require significant cash commitments or unanticipated problems or expenses that could result in a requirement for additional cash before that time. If we need to raise additional cash, financing may not be available to us on favorable terms or at all.

FOREIGN CURRENCY TRANSLATION AND HEDGING

     We are exposed to foreign currency fluctuations through our operations in Canada. Substantially all of our revenues and corresponding receivables are in United States dollars. However, a majority of our research and development expenses, customer support costs and administrative expenses are in Canadian dollars. As part of our hedging policy implemented during the quarter ended March 31, 1999, we identify our future Canadian currency requirements related to payroll costs, capital expenditures and operating lease commitments, and purchase forward exchange contracts to cover our currency needs at the beginning of an operational period, generally one quarter. We do not enter into forward exchange contracts or any derivative financial instruments for trading purposes.

     Prior to the year ended June 30, 1999, we did not engage in hedging transactions and our gains and losses on foreign currency transactions were not significant.

     Under our current hedging policy, we identify our forward contracts related to operating lease commitments and commitments for capital expenditures as hedges of firm, identifiable Canadian currency commitments. We recognize the gains and losses on these contracts when the related lease commitment is paid or the capital expenditure is made. We recognize gains and losses on other forward contracts in earnings in the current period. As of June 30, 1999, we had no outstanding currency forward exchange contracts because forward contracts generally mature at the end of a quarterly period.

     During the quarter ended June 30, 1999, we recorded a foreign exchange loss of $122,000 from the unhedged portion of our foreign currency exposure as the Canadian dollar strengthened substantially during the quarter.

     While we expect to continue to use our current method of hedging our foreign currency risk in the future, we may change our hedging methodology. If our currency requirements differ materially from our hedged position during periods of currency volatility, or if we do not continue to hedge our Canadian currency commitments, we could experience unanticipated currency gains or losses.

     We assume the risk relating to the creditworthiness of our counterparties when we engage in hedging transactions. We mitigate this risk by dealing only with substantial commercial banks we believe to be creditworthy. We do not believe that the credit risk associated with these transactions is material.

RECENT ACCOUNTING PRONOUNCEMENTS

     In April 1998, the AcSEC issued SOP 98-5, Reporting on the Costs of Start-up Activities. SOP 98-5 provides that the cost of start-up activities must be expensed as incurred. We do not expect that the adoption of SOP 98-5 will have a material impact on our financial position or results of operations. We will adopt SOP 98-5 in fiscal 2000.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires us to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We will adopt SFAS No. 133 as required in our financial statements for fiscal year 2001, which we expect will not have a material effect on our financial position or results of operations.

     In December 1998, the Accounting Standards Executive Committee issued Statement of Position 98-9, or SOP 98-9, modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method". Under the "residual method," the total fair value of the undelivered elements is deferred and substantially recognized in accordance with SOP 97-2. We do not expect SOP 98-9 to have a material effect on its financial position or results of operations.

YEAR 2000 ISSUES

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with these Year 2000 requirements. The use of software and computer systems that are not Year 2000 ready could result in system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     Year 2000 complications may disrupt the operations, viability or commercial acceptance of the Internet, which could adversely affect the market acceptance of our new Pivotal eRelationship product.

Our State of Readiness

     We have conducted a review of our products, including the third-party products embedded into or delivered with our products, and believe that they are substantially Year 2000 ready as they relate to our product applications. Despite being generally classified as Year 2000 compliant, some of the older versions of our products had some display and leap year issues for the Year 2000. We believe these issues are fully addressed in various service packs that we have made available to our customers as upgrades. Nevertheless, it is possible that we will experience Year 2000 problems with our products. With respect to third-party products embedded or delivered with our products, we have relied on disclosure statements provided by the third parties which reveal no Year 2000 issues specifically relating to the use of the products with our product. We have no assurance of the accuracy of these third-party disclosure statements.

     We currently believe that our internal software systems are Year 2000 ready. We make it our regular practice to obtain Year 2000 warranties and our MIS department has been meeting with hardware and other suppliers in order to obtain reassurances regarding the impact of the Year 2000 on our internal systems. Nevertheless, failure of the internal hardware or software systems to operate properly with regard to the Year 2000 and thereafter could disrupt our business and require us to incur significant unanticipated expenses to remedy any problems or replace products of affected vendors, and could have a material adverse effect on our business, operating results and financial condition.

Our Year 2000 Risk

     We cannot assure you that other Internet applications, database software or computer hardware of our customers, which interface with our products and which may be necessary in order to use our products, are Year 2000 ready. Therefore, we cannot assure you that implementations of our products on our customers' systems are, or will be, Year 2000 ready.

     We provide a warranty covering Year 2000 problems in the current versions of our software products, including products licensed from third parties that we supply with our products. We may face claims based on Year 2000 issues if our products do not prove to be Year 2000 compliant, or claims arising from problems with third-party software embedded in or delivered with our products or with the integration of multiple products within an overall system. Year 2000 claims could result in costly and distracting litigation and in material liability to us. If our products have significant Year 2000 defects, we could suffer damage to our business and reputation. Correcting any defects could be costly, and we might have to delay sales of our products while we make corrections. Any Year 2000 problems that occur in our internal systems could cause disruption of our business. Any disruption in the business of our key suppliers or selling partners as a result of Year 2000 issues, or any general disruption or failure of the financial, telecommunications, power, transportation or other infrastructure also could disrupt our business.

     The Year 2000 issue may also cause us to experience reduced sales during the remainder of 1999, as existing and potential customers reduce their budgets for discretionary expenditures, such as customer relationship management solutions, due to increased expenditures on the Year 2000 issue generally. Potential customers may also defer new software purchases and deployments to avoid distracting from Year 2000 compliance efforts and to preclude the possibility of introducing new Year 2000 issues.

Cost to Complete and Contingency Plan

     To date, we have not incurred significant incremental costs in order to comply with Year 2000 requirements for our products or internal systems, and we do not believe that we will incur significant incremental costs in the foreseeable future. We have not currently developed a contingency plan for unanticipated Year 2000 issues relating to our products. We have identified the mission critical functions for our internal systems and have completed a contingency plan for unanticipated Year 2000 problems that arise with respect to those functions. This contingency plan includes the following components.

     - We plan to purchase and pre-configure two back-up servers to be installed if our present servers fail.

     - Our internal information technology staff will be on alert during the critical period in late December 1999 and early January 2000 to address any Year 2000 issues we encounter.

     - Members of our internal research and development staff will be on alert to supplement the efforts of our information technology staff.

     - We intend to coordinate with our principal hardware and software vendors so we will know where to get help if our internal systems experience Year 2000 problems we cannot handle ourselves.

     - We have identified replacement products for important third-party products we depend on, in case they fail and cannot be quickly fixed.

     - We plan to be prepared to shift to manual processing if key automated systems, such as our financial and accounting systems, should fail.

We will be continuing to test our internal systems for Year 2000 issues and expect to update our contingency plan to reflect the results of these tests.

     Despite the measures we are taking, we cannot assure you that Year 2000 issues will not be discovered in our products or internal software systems. If Year 2000 issues are discovered, we cannot assure you that our contingency plan will be adequate to deal with them effectively, or that the costs of making the products and systems Year 2000 ready will not have a material adverse effect on our business, operating results and financial condition.

                                    BUSINESS

OVERVIEW

     We are a leading provider of customer relationship management solutions that enable businesses to increase revenues by more effectively managing their interactions with their customers and partners in the selling process. Our "360 degreesCustomer Relationship Management" solution includes award-winning corporate network- and Internet-based software applications supported by an array of professional services and the Pivotal Alliance, our global network of partners. This solution includes our Pivotal Relationship software product that automates and unifies the internal sales, marketing and customer service functions within a business, and our recently introduced Pivotal eRelationship Internet application, that simplifies the collaboration and sharing of information with customers and partners that are external to the business. Our solution is designed and optimized exclusively for the Internet, Microsoft Windows NT and Microsoft BackOffice platforms. We have licensed our applications on a global basis to over 540 customers across a wide range of industries.

INDUSTRY BACKGROUND

The Customer Relationship Management Market

     Businesses have recognized the value of improving their customer focus in order to increase revenues. In the early 1990s, businesses used various software applications to automate customer relationship functions such as sales, marketing and customer service. These software applications typically provided a separate program for each of these internal business functions, suffered from limited functionality and were difficult to integrate with one another. Large organizations were able to overcome some of these limitations by developing highly customized applications, which were costly to develop and maintain. In recent years, cost-effective customer relationship management software applications have become available that enable information to be shared across different business functions. AMR Research estimates that worldwide customer relationship management license revenues will grow at a compound annual rate of 58% for the five-year period from 1997 to 2002 to approximately $7.5 billion by 2002.

     Although many businesses have benefited from these customer relationship management applications, businesses are increasingly seeking solutions that accomplish more than the automation of internal business functions. To be more responsive to customers, many businesses are now seeking solutions that enable online collaboration and sharing of information with customers and partners, improve one-to-one relationships with each customer and partner and facilitate electronic commerce.

The Impact of Changing Technologies

     Recent technological advances are dramatically affecting the marketplace for customer relationship management solutions. These advances include:

     The Internet. The Internet is emerging as a dominant platform for worldwide interactive communication and commerce, and therefore businesses are seeking better ways to use the Internet as an application platform. As a result, businesses have begun to invest heavily in technologies that support and exploit the capabilities of the Internet. International Data Corporation estimates that the Internet commerce software applications market will grow at a compound annual rate of 97% for the five-year period from 1998 to 2003 to approximately $13.2 billion by 2003. Businesses that implement customer relationship management solutions may gain further competitive advantage by exploiting the capabilities of the Internet to allow online collaboration, electronic commerce and sharing of information with customers and partners.

     Widespread Adoption of Microsoft Technologies. Microsoft Windows NT and Microsoft BackOffice platforms offer businesses the opportunity to easily develop, deploy and maintain information technology systems with increased flexibility at a lower cost than was previously possible. These platforms are also widely used and well understood by technical personnel. International Data Corporation estimates that the

Microsoft Windows NT installed base will grow at a compound annual rate of 29% for the five-year period from 1997 to 2002 to approximately 5.8 million users by 2002. Customer relationship management solutions that are compatible with these platforms are likely to benefit from this growth.

     Growth of Mobile Computing. Businesses, customers and partners expect their employees to be able to share information regardless of their location. The proliferation of portable computing devices, such as laptops and palm computers, and improved remote computing has empowered the mobile professional. As a result, customer relationship management solutions should enable users to access information from any location, to synchronize information with the business's shared customer knowledge database and to use their preferred portable computing device.

The Opportunity

     The businesses we serve are typically mid-size businesses and divisions of large businesses with annual revenues of between $25 million and $2 billion. To compete against larger organizations, these businesses need to maintain the same or higher levels of customer service as their larger competitors and must be able to respond quickly to changes in their competitive environment. As a result, many of these businesses often adopt business models that require close integration and collaboration with their customers and partners. Until recently, most customer relationship management software applications were designed primarily to address the needs of the large enterprise, were often considered too costly to purchase, install and maintain and were not designed for the Internet, Microsoft Windows NT or Microsoft BackOffice platforms.

     We believe that a significant market opportunity exists for a customer relationship management solution that is designed with the needs of our target customers in mind. Many of these businesses have adopted the Internet, Microsoft Windows NT and Microsoft BackOffice platforms. As a result, a new opportunity also has emerged for a customer relationship management solution that is optimized for these platforms. Such a solution must incorporate many of the benefits of customer relationship management solutions for larger enterprises, yet enable businesses to respond quickly to changes to their competitive environment and to operate more cost-effectively than their larger competitors. We believe that such a solution must:

     - support Internet-based collaboration and the sharing of information with customers and partners,

     - support integration and collaboration among sales, marketing and customer service employees,

     -  support mobile professionals and their portable computing devices,

     - be usable by a business without significant customization, to enable rapid deployment at low total cost of ownership, and

     -  provide tools for easy customization to meet specific needs.

THE PIVOTAL SOLUTION

     We are a leading provider of customer relationship management solutions that enable businesses to increase revenues by more effectively managing their interactions with customers and partners. Our 360 degrees Customer Relationship Management solution includes award-winning, corporate network- and Internet-based applications supported by an array of professional services and our global Pivotal Alliance network. Our solution is designed and optimized exclusively for the Internet, Microsoft Windows NT and Microsoft BackOffice platforms. In December 1998, Pivotal Relationship won Microsoft's Industry Solutions Award for Best Overall Customer Management Solution. We believe our solution delivers the following benefits:

     Increases Revenues by Enabling Businesses to Improve Customer Focus. Our solution unifies sales, marketing and customer service employees and partners around customer processes and interactions. By maintaining all customer information in a shared database, our applications make it easy for different users to maximize their contribution to customer relationship management. Furthermore, our applications enable businesses to better capture customer profiles and build one-to-one customer relationships. We believe this improvement in customer focus results in increased revenues through better customer loyalty and retention.

     Improves the Collaboration and Interaction Between Businesses and Their Customers. Using Pivotal eRelationship CustomerHub, businesses can transform their static Web site into a collaborative tool used to service and sell to customers. Prospective customers can obtain information regarding businesses' products and services over the Internet. Customers can place online orders, retrieve information on products and services and directly interact online with sales, marketing and customer service departments. This direct interaction can result in improved customer service and lead generation, as well as lower customer service costs.

     Improves the Collaboration and Interaction Between Businesses and Their Partners. Pivotal eRelationship PartnerHub enables businesses to improve their efficiency and selling processes by facilitating interaction and collaboration with their partners over the Internet. Our application maintains a shared database consisting of information related to products, services, customer contacts and sales opportunities. By enabling partners to access and update the shared database, our solution simplifies the sharing of information between businesses and their partners so they can jointly service their customers' needs and concerns.

     Increases the Efficiency of Mobile Professionals. Mobile professionals can access our solution remotely across local-area networks, wide-area networks or over the Internet by using a number of portable computing devices including laptops and palm computers. Mobile professionals also can work offline and transmit and receive information to automatically update their own files and the shared corporate database. These capabilities increase the efficiency of mobile professionals.

     Enables Rapid Implementation and Simple Customization. Businesses can use our solutions without significant customization, which expedites the implementation process. If they desire, businesses can also easily customize our solution to reflect their own internal processes without programming by using our graphical, point-and-click tools.

     Yields a Low Total Cost of Ownership. Our solution can be cost-effectively deployed and customized and thus requires few resources for ongoing support, system maintenance and end-user training. Our solution is also easy for end-users to learn, which results in lower ongoing training costs. In addition, our software applications permit modifications and upgrades to be transmitted to all users, including mobile users, thereby reducing the cost of modifying the solution.

     Scales With the Growing Needs of Our Customers. Many of our customers require that our solution support their growing number of employees, online customers and partners. Our solution's architecture enables our customers to expand our solution as their businesses grow by adding servers in a number of locations. This capability improves performance and enables our solution to support larger numbers of concurrent users.

GROWTH STRATEGY

     Our goal is to become a leading global provider of electronic business solutions which combine customer relationship management and electronic commerce solutions. The key elements of our growth strategy are as follows:

     Extend the Scope of Our Applications. We intend to continue the aggressive development of our applications to add new functionality, with a particular emphasis on our Internet-based application, Pivotal eRelationship. We intend to integrate additional electronic commerce features with Pivotal eRelationship. We also intend to provide our customers with business modules designed for specific industries that will further simplify the deployment and use of applications. In addition, we plan to offer new versions of our applications that support a wider variety of international customers and their respective business practices and languages.

     Expand Our Worldwide Distribution Capacity. We currently have a distribution strategy that includes our direct sales personnel and resellers which enables us to target a wide variety of customers in different industries and geographical regions. We plan to continue to invest in our worldwide distribution capacity to increase market share and penetration. This investment will include expanding our direct sales force, continuing to expand relationships with existing and new resellers in the Pivotal Alliance network and entering into bundling arrangements with technology providers to provide complementary niche products to our customers.

     Broaden Our Network of Strategic Relationships. We plan to continue broadening our network of strategic relationships, including our Pivotal Alliance network. The Pivotal Alliance network includes over 95 independent companies that distribute our products, install the software purchased by Pivotal customers and provide other software to address specific customer needs. This network has allowed us to focus on our core competencies while leveraging the strengths of Pivotal Alliance members to provide our customers with a complete customer relationship management solution. We have also recently co-founded Enterprise 360, a consortium that includes KPMG, Microsoft and Hewlett-Packard. Enterprise 360 offers a complete customer relationship management solution, which includes hardware, software and services.

     Continue Focusing on Our Customers' Success. We will continue to focus on providing customer solutions that help our customers achieve business success. In particular, we plan to maintain a customer-focused culture to invite repeat business from existing customers as we make new features available and as their businesses grow, and to gain new customers as our existing customers become independent references for our solution. We believe that the benefits of our solution have helped us develop a loyal base of customers. We intend to continue to focus significant resources on customer success programs, including a systematic customer surveying process, to improve our customer-driven product development initiatives and ultimately improve our solution.

     Partner with Application Service Providers to Offer Our Solutions on a Usage Fee Basis. We are developing a new product and seeking to enter into relationships to provide an alternative licensing arrangement through third party application service providers that will enable customers to pay a usage fee to access our software on servers operated by the application service providers. This will enable businesses to outsource their customer relationship management applications and related information technology infrastructure through an alternative pricing model, such as a monthly fee.

PRODUCTS AND PROFESSIONAL SERVICES

Products

     Our solution includes four major products: Pivotal Relationship, Pivotal eRelationship (including PartnerHub and CustomerHub), Pivotal Toolkit and Pivotal eToolkit. Our products serve the needs of every stakeholder in the customer life cycle, including employees, customers and partners and improve collaboration and sharing of information among these stakeholders. Users can access our solution with convenient portable computing devices. Our solution provides many access options, including local-area network-based, mobile and Web browser users, including a special option that extends customer relationship management capabilities to all Microsoft Outlook users. Our products are fully integrated with one another and share a common database.

     Pivotal Relationship. Pivotal Relationship enables marketing, inside sales, field and mobile sales, order administration, telemarketing and customer service employees to interact and share information. This enables businesses to better manage the people, processes and programs involved in the customer life cycle. Businesses can improve their employee interaction, become more organized and improve information flow, resulting in more effective customer relationship management. Pivotal Relationship 99 represents the most recent version of this application suite. Pivotal Relationship 99 now has Microsoft SQL 7.0 database embedded and pre-installed, which results in significant performance improvements, and has reduced the time required to install the product.

     An important part of Pivotal Relationship is Pivotal Relationship Web Client, which enables sales, marketing and customer service employees to access Pivotal Relationship applications from a Web browser. Using the Pivotal Relationship Web Client, mobile users can benefit by sharing and exchanging critical customer information with 24-hour, worldwide access.

     Pivotal Relationship supports the following functional groups and processes within an organization:

-----------------------------------------------------------------------------------------------
 FUNCTIONAL GROUPS                 PROCESSES
-----------------------------------------------------------------------------------------------
 Marketing                         Marketing employees can build and manage complex marketing campaigns, tailor communications and track market,
                                   competitor and customer trends.
-----------------------------------------------------------------------------------------------
 Telemarketing                     Telemarketing employees can qualify leads, manage
                                   opportunities and process orders.
-----------------------------------------------------------------------------------------------
 Inside Sales                      Inside sales employees can efficiently capture and track
                                   prospects, customize sales processes, manage sales
                                   opportunities, forecast sales and report on performance.
-----------------------------------------------------------------------------------------------
 Field and Mobile Sales            Field and mobile sales employees have the same functionality available to them as inside sales employees and in addition can work both connected to and disconnected from their
                                   corporate network.
-----------------------------------------------------------------------------------------------
 Order Administration              Order administration employees can capture and track orders in multiple currencies, track order status and product
                                   movement and report on order history and trends.
-----------------------------------------------------------------------------------------------
 Customer Service                  Customer service employees can efficiently capture, track
                                   and resolve customer problems and notify, alert, and
                                   coordinate activities with customer relationship team
                                   members.
-----------------------------------------------------------------------------------------------
 Management                        By providing access to valuable information such as
                                   forecasts and product sales statistics, management can
                                   better measure and predict business performance and more
                                   efficiently manage their operations.
-----------------------------------------------------------------------------------------------

     Pivotal eRelationship. Our Internet-based product family, Pivotal eRelationship, enables businesses to manage their customer and partner relationships over the Internet. Introduced in February 1999, Pivotal eRelationship is comprised of two separate products, Pivotal eRelationship CustomerHub for online current and prospective customers and Pivotal eRelationship PartnerHub for partners that assist in the selling process. Both of these products can be completely integrated with the Pivotal Relationship product.

          Pivotal eRelationship CustomerHub. Pivotal eRelationship CustomerHub enables a business to transform a static information Web site into a dynamic collaborative tool used to service and sell to both existing and prospective customers. Customers can access information about products and services, place orders and access a shared database of solutions to previous customer requests without interacting with customer service employees. Customers also can choose to interact with customer service employees in real-time using online meeting options. Prospective customers can register on a Web site to request information, sign-up for marketing programs, submit information regarding demographic data and specific needs and request an immediate call back from an online salesperson. Businesses can use this information to prepare a customized response for each prospect.

          Pivotal eRelationship PartnerHub. Pivotal eRelationship PartnerHub enables businesses to establish Web sites that allow sales, marketing and customer service employees to coordinate their activities with partners that assist in the selling process. Pivotal eRelationship PartnerHub allows a partner to share information regarding sales opportunities, co-marketing projects and sales order status, and to order marketing material online. Pivotal eRelationship PartnerHub also allows partners to share information about customer service requests and their status.

     Pivotal Toolkit and Pivotal eToolkit. Pivotal Toolkit and Pivotal eToolkit help businesses to easily customize, administer and adapt their Pivotal products without programming to meet business specific needs. Both toolkits reduce implementation and customization costs, ongoing administrative burden and the need for employees with advanced technical skills. Using the toolkits' simple graphical, point-and-click user interface, businesses can modify any aspect of their Pivotal system without altering source code.

     Our Pivotal Toolkit also includes visual scripting tools, called Pivotal agents, which allow users to create work flow processes that do not require programming. By simply connecting arrows between objects on the screen, users can automate and model business processes, create sales scripts and create online tutorials to guide other users through complex tasks.

     Product Pricing. Pivotal Relationship and Pivotal eRelationship licenses are priced on a "per user" basis. Pivotal Relationship licenses include solutions for telemarketing, inside sales, field and mobile sales, marketing, order administration, customer service and management. Pivotal eRelationship CustomerHub and PartnerHub are sold separately with pricing based on the number of Internet users. The Pivotal Toolkit and Pivotal eToolkit are licensed on a per-site basis.

Product Awards

     The following table lists some of the awards our products have won:

---------------------------------------------------------------------------------------------
 SPONSOR                        DATE             AWARD
---------------------------------------------------------------------------------------------

 Microsoft                      December 1998    Industry Solution Awards for 1998 -- Best
                                                 Overall Customer Relationship Management
                                                 Solution
                                December 1997    Industry Solution Awards -- Best Mobile
                                                 Sales Solution
                                May 1997         Solutions Provider Awards -- Best Solution
                                                 by a Solution Developer
---------------------------------------------------------------------------------------------

 Information Systems Marketing  February 1999    Top 15 CRM Software Award
                                December 1997    Top 15 CRM Software Award
                                December 1996    Top 15 CRM Software Award
---------------------------------------------------------------------------------------------

 Open Systems Advisors          January 1999     Crossroads 99 A-List Award
---------------------------------------------------------------------------------------------

 Technology Industry            June 1998        Excellence in Product Innovation
Association
---------------------------------------------------------------------------------------------

Professional Services

     We provide customers with access to a combination of services to successfully implement and effectively maintain a customer relationship management solution. These services include:

     Technical Support and Maintenance. We maintain a technical support center that provides telephone-, Internet- and email-based problem identification, analysis and resolution to our customers. Various levels of support are available depending on the needs of the customer. Our technical support and maintenance services include upgrades of our software applications.

     Education. Our education services are designed to educate our customers and Pivotal Alliance members about the customization, use and administration of our solution. We offer a pre-packaged certification program that helps our customers and selling partners to improve their ability to implement our solution. We also offer customized and on-site training classes to customers with specific needs.

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

     Implementation and Customization. We offer implementation and customization services that include project management and systems engineering. We provide a standardized implementation methodology, which we call the rapid productivity methodology, that enables the efficient implementation of our solution. Customers can work with us directly or retain one of our Pivotal Alliance members to implement and customize their Pivotal customer relationship management solution. Members of the Pivotal Alliance currently provide more than 95% of the implementation and customization services for our products. See
"-- Strategic Relationships."

     Business Consulting. We offer business consulting services that are focused on key customer relationship management trends such as the impact of the Internet on customer relationships and implementing one-to-one marketing and business practices. We also assist our customers in measuring and maximizing return on customer relationship management investments.

     Our technical support and maintenance services are sold on a per user basis and renewed annually. Our education fees are standardized on a per day rate. Our business consulting services and implementation and customization services are priced on a time and materials basis. As of June 30, 1999, we had 70 employees in our Professional Services department.

CUSTOMERS AND MARKETS

     We have licensed our applications on a worldwide basis to over 540 customers across a wide range of industries. Customers in North America accounted for 96%, 90% and 80% of our revenues in the years ended June 30, 1997, 1998 and 1999, respectively. Customers in Canada accounted for 14%, 6% and 6%, respectively, of our revenues for these fiscal years.

     Some of our customers, who have purchased a minimum of $100,000 of software licenses from us in the past, are set forth in the table below:

CONSULTING                       INTERNET                         TECHNOLOGY
-----------                      --------                         ------------
Deloitte & Touche                broadcast.com                    Bottomline Technologies
Diamond Technology Partners      BroadVision                      Cadence Design Systems
KPMG                             E.piphany                        Hewlett-Packard
Malcom Pirnie                    Icarian                          Lernout & Hauspie
Peppers and Rogers Group         INTERSHOP Communications         Lucent Technologies
Roy F. Weston                    Active Touch                     MacOla
                                                                  Micrografx
FINANCIAL SERVICES               MANUFACTURING                    Net Wireless
-------------------              ---------------                  Olicom A/S
Allied Capital                   Holophane                        Peregrine Systems
Dain Rauscher Wessels            Kimberly-Clark                   Seagate Software
Principal Financial Group        M.A. Hanna                       Siemens Electric
Savills                          US Gypsum                        Solectron
USAA                                                              Sterling Software
                                 OTHER SERVICES                   ZD Market Intelligence
HEALTH CARE                      ---------------
-------------                    Addison-Wesley Longman           OTHERS
Australian Red Cross             Miller Freeman                   -------
Blue Cross Blue Shield of        Vance Publishing                 Australian New Zealand
  Michigan                       Waggener Edstrom                   Direct Line
Novamed Eyecare Management                                        U.S. Naval Reserve Recruiting
Novartis Protezione Piante       UTILITIES                          Command
Pfizer Animal Health             ---------------------            The Conference Board
Sun Healthcare Group             CSW Energy Services              Virginia Economic
Syncor International             Southern Company Services          Development Partnership

     The following case studies provide illustrations of how selected customers have used our products and services to address their customer relationship management requirements.

     Holophane Corporation. Holophane Corporation is a leading international manufacturer and marketer of premium quality, custom lighting fixtures and systems for a wide range of commercial and outdoor applications with 1997 revenues of approximately $200 million. Holophane realized that in order to continue to expand its business and reduce manufacturing costs it needed to improve the selling process by better coordinating its sales, engineering, customer service and its manufacturing system. Pivotal Relationship was bundled with software provided by one of the members of our Pivotal Alliance to enable 320 sales employees in North America and Europe to integrate their systems from preorder to order entry with manufacturing. Holophane reports that through process improvements structured around these new technologies it has cut the number of changes occurring in orders by 18%, reduced order clarification delays by 44% and saved money by reducing the total number of "rush orders" by 6% over the last 18 months.

     Addison-Wesley Longman. Addison Wesley Longman is one of the largest global educational publishers of books, multimedia and learning programs in all major academic disciplines with 1997 revenues of approximately $1 billion. Addison needed a system that had the flexibility required to manage multiple sales processes and the ability to automate and improve its process for ordering book samples. Addison selected Pivotal Relationship to better manage its multiple sales processes and to integrate with its mainframe-based inventory management system. Addison reports that it has improved the accuracy of book sample shipments to educators by up to 25%, reduced the time each sales representative spends on administration by up to 30 minutes per day, decreased the number of duplicate books sent in error and provided sales staff and senior management with a real-time history of book samples sent to customers.

     Savills PLC. Savills PLC is a British residential and commercial property services group with 1998 revenues of approximately $125 million. Savills identified the opportunity to increase revenues by providing customers financial services subsequent to a real estate transaction. Savills needed a customer tracking system to identify cross-selling opportunities with existing customers. In addition, Savills wanted a solution to actively manage the lead to client process in order to adapt to the United Kingdom's changing regulatory provisions for the financial services sector. Savills chose Pivotal Relationship as its customer relationship management solution to fulfill these requirements. Since implementing Pivotal Relationship, it has reported significant improvements in its ability to track sales leads, increase revenues, and develop long-term customer relationships. Based on the success achieved, Savills is now increasing the use of Pivotal Relationship from 350 to 800 seats nationally.

     Cambridge Energy Research Associates.  Cambridge Energy Research Associates
(CERA) is a leading international independent energy research and advisory firm with 1998 revenues of approximately $40 million. CERA identified an opportunity to tailor its sales and marketing activities to its individual customers by monitoring their activities on its Web site. CERA chose Pivotal Relationship to track these activities and other communications with customers. CERA has advised us that it has been able to more than double the number of major products and services that it can now offer to its client base, and that CERA views our solution as strategic to its growth and as a method of effectively empowering its employees to sell and service the unique needs of its clients.

     Seagate Software Inc. Seagate Software Inc., a subsidiary of Seagate Technologies Inc., develops business intelligence tools and applications that help organizations make better business decisions by accessing, analyzing, reporting and sharing their vital data, which they have stored in systems such as data warehouses. Seagate Software had 1998 revenues of approximately $118 million. It has been an important goal of Seagate Software to rapidly integrate acquired companies' sales and marketing organizations. To accomplish this goal and create a cohesive view of its customers, Seagate Software selected Pivotal Relationship. Pivotal Relationship facilitated the replication of best practices in technical support processes across five offices in four countries. As a result, Seagate Software now offers a unified sales and marketing approach and common customer data across every service center. Pivotal Relationship permitted Seagate Software to offer two new revenue-generating customer support services.

SALES AND MARKETING

     We sell our products through a direct sales force and over 50 independent members of the Pivotal Alliance which resell our products. Our direct sales force is located in the United States, Canada and the United Kingdom, and our Pivotal Alliance solution providers are located in North and South America, Europe and Asia Pacific. We have also recently established a telebusiness group whose primary objective is to generate and qualify sales opportunities for both our direct sales organization and solution provider channels.

     Our marketing efforts are directed at promoting our products and services, creating market awareness and generating leads. Our marketing activities include online business seminars, print and online advertising campaigns and attendance at industry trade show events and trade conferences. We use the Internet extensively to increase awareness of Pivotal and communicate with potential customers, existing customers, partners and others. We also conduct comprehensive public relations programs that establish and maintain relationships with key trade press, business press and industry analysts. We have a customer communications team targeted at working directly with our customers to obtain feedback and to track ongoing customer success stories. This team also performs a series of surveys on each customer to assess the customer's satisfaction with our solution and to anticipate any further needs of the customer.

     As of June 30, 1999, we employed a total of 105 people on our sales and marketing team.

STRATEGIC RELATIONSHIPS

Pivotal Alliance

     Our Pivotal Alliance members help us market, sell, implement, support and enhance our solutions. Members of our Pivotal Alliance include:

     Solution Providers. We have arrangements with over 50 third parties that grant them the right to market and re-sell our products and to provide education, implementation and customization for the solutions they sell as well as for most of the sales made through our direct sales team. We refer to these third parties as solution providers. Solution providers usually address the market needs of a specific region, permitting us to sell our solutions in markets that might otherwise be difficult for us to address directly. Over 20 of our solution providers are outside the United States and Canada. In some foreign markets, we rely on selected solution providers to customize our solution and translate our software applications into local languages.

     Systems Integrators. We have arrangements with over 20 third parties that grant them the right to provide implementation, customization and training services to customers who have purchased solutions through our direct sales team. We refer to these third parties as systems integrators. Our systems integrators include worldwide partners such as KPMG as well as partners focused on specific regional markets.

     Technology Providers. We have arrangements with over 25 third parties that supply software applications that can be integrated with our solutions to address specific industry or customer requirements. We refer to these third parties as technology providers. We are developing relationships with technology providers in a number of product categories including Internet applications, client/server applications, business productivity, reporting, finance, mobile office products, communications, sales configurators, data mining, business information suppliers and vertical market solutions. The purpose of these relationships is to expand the breadth of technology and services available to our customers.

     We provide education and training services to members of our Pivotal Alliance to increase their understanding of our solutions. We are implementing a certification program that will require members of our Pivotal Alliance that perform implementation and customization services to meet our certification standards in the areas of business analysis, systems design, installation, customization, training and support. We intend to expand the Pivotal Alliance and to upgrade the capabilities of its members.

Microsoft

     We participate with Microsoft in numerous industry tradeshows, partner focused events, public relations activities, seminars and presentations. We have chosen to align our product development, sales and marketing strategies with Microsoft. Our strong relationship with Microsoft has enabled us to participate in early product development initiatives with them. As a result, our products are optimized for Microsoft platforms. We have won several Microsoft awards based on our solution in specific customer applications and our ability to demonstrate success on the Microsoft platform.

Enterprise 360

     Enterprise 360 is a consortium founded in 1998 by Pivotal, KPMG, Microsoft and Hewlett-Packard. Members of this consortium combine hardware, software and services to provide comprehensive customer relationship management solutions. Members of this consortium participate in joint sales and marketing activities, including trade shows, marketing materials and a common World Wide Web site at www.enterprise360.com, which should not be considered part of this prospectus.

Peppers and Rogers Group

     We have formed a strategic alliance with internationally acclaimed authors Don Peppers and Martha Rogers and Marketing 1to1, Inc. that is exclusive to us in the customer relationship management marketplace. Marketing 1to1, Inc. has pioneered many of the principles of one-to-one marketing and we have joined forces with them to produce industry seminars, keynote presentations and business consulting services. Marketing 1to1, Inc. has also chosen to deploy our solution internally to manage and improve its own customer relationships.

TECHNOLOGY

     Our Pivotal software architecture provides a foundation for the development of new and innovative products and allows our applications to be easily adaptable, to operate with other applications and to address the needs of users on multiple computing devices. This software architecture also allows our applications to be used over the Internet. We have invested in the following technologies which serve as a basis for our customer relationship management solution:

     Microsoft Technology. Our applications are optimized for the Microsoft Windows NT and Microsoft BackOffice platforms. Our focused development efforts have enabled us to create solutions that exploit the capabilities of Microsoft's products, including SQL Server, that are bundled and licensed with our solutions. We also created a direct link between our products' databases and Microsoft Outlook, that allows our customers to use the familiar interface of Microsoft Outlook to update their calendar, tasks and contact information. In addition, our Pivotal eRelationship software application uses Microsoft Internet technologies to publish information across the Internet.

     Metadata Repository. Our software contains a database, called a metadata repository, that is the blueprint for each application's data structure, forms, lists, business rules, work flow, queries and reports. This allows for rapid adaptability and deployment by enabling customization to occur without source code modification. A business can distribute custom application changes throughout its organization in the normal data synchronization process. We believe these benefits differentiate our solution from those of our competitors.

     Pivotal SyncStream. Pivotal SyncStream captures any additions, modifications or deletions to our application and the shared corporate database and transmits only the net changes to the appropriate users. This technology eases the deployment of new applications, minimizes the connection costs associated with the synchronization of data, transmits changes securely and enables mobile users to receive the correct data when synchronizing.

     Distributed Database Design. Pivotal Relationship and Pivotal eRelationship are designed to support databases that reside on multiple servers. This design allows data from the central database to be replicated to servers in different locations and mobile users, and to be updated by Pivotal SyncStream. This allows for scalability and configuration flexibility as customers can upgrade network hardware and software in a modular fashion without loss of performance and downtime.

     Pivotal Transporter. The Pivotal Transporter is a module of the Pivotal Toolkit that allows our customers to easily import new application functionality without losing or being forced to re-implement their existing application customizations.

     Pivotal Enterprise Manager. The Pivotal Enterprise Manager provides centralized configuration management through a graphical user interface. The Enterprise Manager enables system administrators to audit and apply configuration changes to the application, manage and test customization changes off-line and replicate custom data sets for mobile users. From a single interface, customers can distribute an updated system online across the entire enterprise without downtime for users.

RESEARCH AND DEVELOPMENT

     Our research and development department is divided into six teams: Advanced Technology, Software Development, Documentation, Quality Assurance, Program Management and Product Management. To expand the capacity of our research and development department, where appropriate, we contract with third-party developers.

     Our software development approach consists of a well defined methodology that provides guidelines for planning, controlling and implementing projects. Our Advanced Technology team focuses on tracking and evaluating new technologies with a view to incorporating the best technologies available into our solution. Our Product Management team gathers and documents market requirements and trends in a requirements analysis. After the requirements analysis has been reviewed for feasibility and the proposed project approved by management, a cross-functional team is established to implement the project. Our Program Management team takes responsibility for documenting a detailed product specification. The Program Management team designs prototypes to assess the risks and business requirements of a project at this stage. This enables programmers in the Software Development team to concentrate solely on research and development activities. Through the later stages of development we perform final testing and quality assurance. Our Product Management team is involved at all stages of development so that market requirements continue to be addressed. The Product Management team also assists with the introduction of the product by training our direct sales force and internal professional services staff.

     We place particular emphasis on quality assurance and testing throughout the development process. We use version control software as well as standard test tools, scripts and agents developed by us in order to automate our testing processes and increase the quality of code we develop.

     As of June 30, 1999, there were 56 employees in our research and development department.

COMPETITION

     The market for our software is intensely competitive, fragmented and rapidly changing. We face competition from companies in two distinct markets, the customer relationship management software market and the electronic commerce software market. Competitors in the customer relationship management software market include:

     - vendors such as Siebel Systems, Inc., Onyx Software Corporation, Clarify, Inc. and The Vantive Corporation;

     - large enterprise software vendors such as Baan Company N.V. and Oracle Corporation; and

     - internal information technology departments may develop proprietary customer relationship management applications.

     Competitors in the electronic commerce software market include Internet relationship management and other electronic commerce software companies such as Vignette Corporation and Silknet Software,

Inc. We expect competition from companies like these to increase as we focus more on our Pivotal eRelationship application and Internet-based applications involving electronic commerce.

     It is also possible that Microsoft Corporation may decide to introduce products that compete with ours.

     In addition, as we develop new products, particularly applications focused on electronic commerce or on specific industries, we may begin competing with companies with whom we have not previously competed. It is also possible that new competitors will enter the market or that our competitors will form alliances that may enable them to rapidly increase their market share. Some of our actual and potential competitors are larger, better established companies and have greater technical, financial and marketing resources. Increased competition may result in price reductions, lower gross margins or loss of our market share, any of which could materially adversely affect our business, financial condition and operating results.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and technology. We do not currently hold any patents nor do we have any patent applications pending. There can be no assurance that any copyrights or trademarks held by us will not be challenged or invalidated.

     As part of our confidentiality procedures, we have a policy of entering into non-disclosure and confidentiality agreements with our employees, consultants, corporate alliance members, customers and prospective customers. We also enter into license agreements with respect to our technology, documentation and other proprietary information. These licenses are perpetual and are generally transferable subject to obtaining our prior consent. Despite the efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain the use of our products or technology that we consider proprietary and third parties may attempt to develop similar technology independently. We pursue registration and protection of our trademarks primarily in the United States, although we do seek protection elsewhere in selected key markets. Effective protection of intellectual property rights may be unavailable or limited in some countries. The laws of some countries do not protect our proprietary rights to the same extent as in the United States and Canada. There can be no assurance that protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

     We anticipate that companies that develop software applications will be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. As a result, we may become involved in these claims. Any of these claims, with or without merit, could result in costly litigation, divert our management's time, attention and resources, delay our product shipments or require us to enter into royalty or license agreements. If a claim of product infringement against us is successful, our business and operating results could be seriously harmed. See "Risk Factors -- We may be unable to adequately protect our proprietary rights."

EMPLOYEES

     As of June 30, 1999, we had a total of 270 employees, excluding independent contractors and temporary employees. Of this number, 56 people were engaged in research and development, 105 people were engaged in sales and marketing, 70 people were engaged in professional services and 39 people were engaged in general administration. No employees are known by us to be represented by a collective bargaining agreement and we have never experienced a strike or work stoppage. We consider our employee relations to be good. Our ability to achieve our financial and operational objectives depends in large part upon our ability to attract, retain and motivate highly qualified sales, technical and managerial personnel. There can be no assurance that we will be able to attract and retain such employees in the future.

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

FACILITIES

     Our principal administrative, professional services and research and development facilities are located in North Vancouver, British Columbia, Canada, and consists of approximately 43,000 square feet of office space in three separate buildings. Each of the leases for these buildings expire in September 2002. Our principal sales and marketing facility is located in Kirkland, Washington and consists of approximately 13,600 square feet of office space held under a lease that expires in December 2003. We also have a significant sales and training center in Chicago which consists of approximately 8,309 square feet of space under a lease which expires in August, 2003. As of June 30, 1999, we also leased offices in San Francisco, Irvine, Dallas, New York, Washington DC, Boston, Toronto and London.

LEGAL PROCEEDINGS

     We are not currently party to any material pending legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

     The table below provides the names, ages, and positions with Pivotal of our executive officers and directors:

NAME                                  AGE   POSITION
----                                  ---   --------
Norman B. Francis...................  49    President, Chief Executive Officer and Director
Keith R. Wales......................  53    Chief Technical Officer and Director
Vincent D. Mifsud...................  31    Chief Financial Officer and Vice President,
                                            Operations
Glenn S. Hasen......................  38    Vice President, Worldwide Sales
Christine E. Rogers.................  43    Vice President, Professional Services, North America
Robert A. Runge.....................  44    Vice President, Worldwide Marketing
Salvatore Sanci.....................  40    Vice President, Research and Development
Jeremy A. Jaech(1)..................  44    Director
Robert J. Louis (1)(2)..............  54    Director
Douglas J. Mackenzie(1)(2)..........  39    Director
Donald A. Mattrick..................  35    Director
Roger S. Siboni(2)..................  44    Director

---------------
(1) Member of the compensation committee.

(2) Member of the audit committee.

DIRECTORS AND EXECUTIVE OFFICERS

     NORMAN B. FRANCIS co-founded Pivotal in 1990 and has served as President, Chief Executive Officer and a director since December 1990. Mr. Francis' experience prior to co-founding Pivotal includes co-founding Basic Software Group Inc., an accounting software company, in 1979. Mr. Francis served as Basic Software Group's Vice President, Operations until the company was acquired by Computer Associates International, Inc., a software company, in 1985. Mr. Francis served as Vice President, Micro Products Division of Computer Associates International Inc. from 1985 to 1990. Mr. Francis holds a bachelor of science degree in Computer Science from the University of British Columbia, Canada and is a Chartered Accountant.

     KEITH R. WALES co-founded Pivotal in 1990 and has served as a director since December 1990 and as Chief Technical Officer since May 1999. Mr. Wales also served as Vice President, Research and Development from December 1990 through July 1999. Mr. Wales' experience prior to co-founding Pivotal includes co-founding Basic Software Group Inc., an accounting software company, in 1979. Mr. Wales served as Basic Software Group's Vice President, Research and Development until the company was acquired by Computer Associates International, Inc. in 1985. Mr. Wales served as Divisional Vice President, Research and Development of Computer Associates International, Inc. from 1985 to 1986. Mr. Wales holds a bachelor of science degree in Mathematics and a master's of science degree in Computer Science from the University of British Columbia, Canada.

     VINCENT D. MIFSUD has served as Chief Financial Officer and Vice President, Operations since December 1998. Prior to joining Pivotal, Mr. Mifsud served as Controller, Vice President, Finance and Chief Financial Officer of Rand A Technology, Inc., a software developer and value added reseller of mechanical design automation tools and services, from May 1993 to December 1998. Prior to this, Mr. Mifsud worked for three years with Arthur Andersen LLC in their Enterprise Division. Mr. Mifsud holds a bachelor's degree in Commerce and Economics from the University of Toronto, Canada and is a Chartered Accountant.

     GLENN S. HASEN has served as Vice President, Worldwide Sales since October 1996. Prior to joining Pivotal, Mr. Hasen served as Director of International Sales of Information Builders Inc., a global software tools and middleware company, from February 1994 to October 1996. In addition, he served as General

Manager of Information Builders Inc., from January 1990 to February 1994. Mr. Hasen also served as Director of Sales of Computer Associates International, Inc. from 1985 to 1990. Mr. Hasen holds a bachelor's degree from the University of Waterloo, Ontario, Canada and a Certificate in Finance from the Wharton School, University of Pennsylvania.

     CHRISTINE E. ROGERS has served as Vice President, Professional Services, North America since April 1999. Ms. Rogers served as Associate Partner of Andersen Consulting's Customer Relationship Management practice from September 1998 to April 1999. Ms. Rogers served as Director of Andersen Consulting's Customer Relationship Management practice from October 1996 to September 1998. Ms. Rogers served as the Director of Database Marketing of AT&T Wireless Services from January 1995 to September 1996. Ms. Rogers served as the Director, Channel Sales of the Tracker Corporation from July 1994 to December 1994. Ms. Rogers served as Director, National Retail Sales of Rogers Cantel Mobile Communications Inc., a cable and telecommunications service provider from November 1987 to June 1994.

     ROBERT A. RUNGE has served as Vice President, Worldwide Marketing since September 1997. Before joining Pivotal, Mr. Runge served as Vice President, Marketing of BroadVision, Inc., an Internet marketing software company, from September 1995 to September 1997. Mr. Runge served as Director of Product Marketing of Sybase, a software company, from September 1990 to September 1995. Prior to that, Mr. Runge served as Director of Education Services of Oracle Corporation, a software company, from July 1988 to September 1990. Mr. Runge holds two bachelors' degrees from the University of Illinois, Champagne-Urbana and a master's degree in Business Administration (Marketing) from the University of Illinois, Chicago.

     SALVATORE SANCI has served as Vice President, Research and Development since August 1999. Before joining Pivotal, Mr. Sanci served as Vice President, Research and Development for PC DOCS Group International Inc., a software company, from January 1998 to July 1999, and as a software architect with PC DOCS Group International Inc. from August 1997 to December 1998. Mr. Sanci served as Vice President, Research and Development for InContext Corporation, a software company, from July 1991 to August 1997. Prior to that, Mr. Sanci served as Vice President, Research and Development for Amberon Inc., a predecessor to InContext Corporation, from July 1987 to June 1991. Mr. Sanci holds a bachelor's degree in Electrical Engineering and Computer Science from Ryerson Polytechnical Institute.

     JEREMY A. JAECH has served as a director since July 1996. Mr. Jaech co-founded and currently serves as President, Chief Executive Officer and director of Visio Corporation, a supplier of enterprise-wide business diagramming and technical drawing software for Microsoft Windows. Prior to co-founding Visio Corporation in September 1990, Mr. Jaech co-founded Aldus Corporation in 1984 and served as Vice President, Engineering. Aldus Corporation was purchased by Adobe Systems Incorporated in 1989. Mr. Jaech holds a bachelor's degree in Mathematics and a master's degree in Computer Science from the University of Washington.

     ROBERT J. LOUIS has served as a director since June 1995. Since March 1999, Mr. Louis has served as President of Ventures West Management Ltd., a venture capital firm which he joined as an Executive Vice President in January 1991. Mr. Louis earned a bachelor of science degree and a master's degree in Science from the University of Victoria, British Columbia, Canada and a Ph.D. in Physics from the University of British Columbia, Canada.

     DOUGLAS J. MACKENZIE has served as a director since July 1992. Mr. Mackenzie has served as General Partner of Kleiner, Perkins Caufield & Byers, a venture capital firm specializing in high-tech companies, since April 1994. Mr. Mackenzie also serves as a director of Marimba, Inc. and Visio Corporation. Mr. Mackenzie holds a bachelor's degree in Economics and a master's degree in Industrial Engineering from Stanford University, and a master's degree in Business Administration from Harvard University.

     DONALD A. MATTRICK has served as a director since May 1999. Mr. Mattrick has served as the President of Electronic Arts Worldwide Studios, a manufacturer of gaming software, since September 1997. Mr. Mattrick served as Executive Vice President, North American Studios of Electronic Arts Worldwide Studios from October 1995 to September 1997 and as Executive Vice President and General Manager of Electronic Arts Worldwide Studios from 1991 to October 1995.

     ROGER S. SIBONI has served as a director since June 1998. Mr. Siboni has served as the President and Chief Executive Officer of E.piphany Inc., a packaged enterprise relationship management systems company, since August 1998. Mr. Siboni served as Deputy Chairman and Chief Operating Officer of KPMG LLP in the United States from October 1996 to July 1998. Prior to that, Mr. Siboni served as National Managing Partner of KPMG LLP in the United States from 1993 to September 1996. Mr. Siboni also serves as a director of Macromedia Inc., FileNet Corporation, Cadence Design Systems, Inc. and Active Software, Inc.

BOARD COMMITTEES

     Our board of directors has established an audit committee and a compensation committee.

     Audit Committee. The audit committee of the board of directors reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors. Messrs. Siboni, Mackenzie and Louis are members of this committee.

     Compensation Committee. The compensation committee of the board of directors reviews and recommends to the board of directors the compensation and benefits of all our executive officers and establishes and reviews general policies relating to compensation and benefits of our employees. Messrs. Jaech, Mackenzie and Louis are members of this committee. Except as described in "Transactions between Pivotal and its Officers, Directors or Significant Shareholders," no interlocking relationships exist between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

DIRECTOR COMPENSATION

     We do not currently pay any cash compensation to directors for serving on our board, but we do reimburse directors for out-of-pocket expenses for attending board and committee meetings. We do not provide additional compensation for committee participation or special assignments of the board of directors. Of our directors, only Messrs. Siboni, Jaech and Mattrick received stock options for their participation on our board. Mr. Siboni received options to purchase 60,000 common shares at a price of Cdn.$2.50 per share, Mr. Jaech received options to purchase 60,000 common shares at a price of Cdn.$0.12 per share and Mr. Mattrick received options to purchase 15,000 common shares at a price of Cdn.$19.00 per share.

DIRECTOR AND OFFICER INDEMNIFICATION

     Under the British Columbia Company Act we may, if we obtain court approval, indemnify our directors and officers and former directors and officers and current and former directors and officers of our subsidiaries against costs and expenses, including amounts paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made parties because they have been directors or officers, including an action brought by us. Indemnification of a director or officer under the British Columbia Company Act is possible only if it is shown that the director or officer acted honestly and in good faith with a view to our best interests, and in the case of a criminal or administrative action or proceeding the director or officer had reasonable grounds for believing that his conduct was lawful.

     Our articles require us, if we obtain court approval, to indemnify our current and former directors. Under our articles we may, if we obtain court approval, indemnify our subsidiaries' current and former directors and our and our subsidiaries' current and former officers, employees and agents. Our articles also provide that, to the fullest extent permitted by the British Columbia Company Act:

     -  the rights conferred in the articles are not exclusive; and

     - we are authorized to purchase and maintain insurance on behalf of our and our subsidiaries' current and past directors, officers, employees and agents against any liability incurred by them in their duties.

     Our board of directors has authorized us to enter into indemnity agreements with each of our directors and officers and the directors and officers of our subsidiaries. We are currently in the process of entering into indemnity agreements with each of our directors and officers and the directors and officers of our subsidiaries. The indemnity agreements call for us to indemnify the director or officer against all liabilities in connection with any claim arising out of the individual's status or service as a director or officer of Pivotal, or our subsidiaries, other than liabilities arising from gross negligence or willful misconduct. These agreements also call for us to advance expenses incurred by the individual in connection with any action with respect to which the individual may be entitled to indemnification by Pivotal.

     The British Columbia Company Act currently requires us to obtain the approval of a court before we indemnify directors or officers. Under proposed legislation now before the British Columbia legislature, this requirement will be removed.

     Currently, there is no pending litigation or proceeding where a current or past director, officer or employee is seeking indemnification, nor are we aware of any threatened litigation that may result in claims for indemnification.

     We maintain directors and officers liability insurance with an annual aggregate coverage limit of Cdn.$5 million.

EXECUTIVE COMPENSATION

     The following table describes the compensation we paid to, or was earned by, our chief executive officer and our executive officers who earned more than $100,000 during the fiscal year ended June 30, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                          ANNUAL
                                                                       COMPENSATION
                                                              -------------------------------
NAME AND PRINCIPAL POSITION                                      SALARY            BONUS
---------------------------                                   ------------    ---------------
Norman B. Francis
  President and Chief Executive Officer...................    Cdn.$120,000                 --
Keith R. Wales
  Chief Technical Officer and Vice
  President, Research and Development.....................    Cdn.$120,000    Cdn.$ 37,064
Vincent D. Mifsud(1)
  Chief Financial Officer and Vice President,
  Operations..............................................    Cdn.$ 85,192    Cdn.$ 47,068
Glenn S. Hasen
  Vice President, Worldwide Sales.........................        $118,750    $ 87,425
Robert A. Runge
  Vice President, Marketing...............................        $141,282    $ 39,651

---------------
(1) We hired Mr. Mifsud in December 1998. Mr. Mifsud's annual salary is Cdn.$150,000 of which Cdn.$85,192 was paid to Mr. Mifsud during the fiscal year ended June 30, 1999. Mr. Mifsud's guaranteed annual bonus is Cdn.$57,750 of which Cdn.$32,799 was paid to Mr. Mifsud during the fiscal year ended June 30, 1999. We also have accrued a performance-based bonus of Cdn.$14,269 to Mr. Mifsud for the year ended June 30, 1999.

     On October 21, 1997, Pivotal granted to Glenn Hasen, and Mr. Hasen immediately exercised, an option to purchase 136,000 common shares at an exercise price of Cdn.$0.25 per share. The option vested immediately subject to a right to repurchase the common shares at the exercise price of Cdn.$0.25 by Pivotal. The common shares are released from the repurchase right over a period of three years beginning with 34,000 common shares on November 1, 1997 and 17,000 common shares every 6 months thereafter. Currently, 51,000 common shares remain subject to the repurchase right.

     On October 21, 1997, Pivotal granted to Robert Runge, and Mr. Runge immediately exercised, an option to purchase 250,000 common shares at an exercise price of Cdn.$0.25 per share. The option vested immediately subject to a right to repurchase the common shares at the exercise price of Cdn.$0.25 by Pivotal. The common shares are released from the repurchase right over a period of four years beginning with 62,500 common shares on October 21, 1998 and 31,250 every six months thereafter. Currently, 156,250 common shares remain subject to the repurchase right.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information regarding stock option grants to our chief executive officer and our executive officers who earned more than $100,000 during the fiscal year ended June 30, 1999. The potential realizable value of the options is calculated based on the assumption that the common shares appreciate at the annual rate shown, compounded annually, from the date of grant until the expiration of their term. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect our projection or estimate of future share price growth. Potential realizable values are computed by:

     - converting the Canadian dollar exercise price per share to U.S. dollars using the exchange rate at June 30, 1999, which was Cdn.$1.00 = U.S.$.6787;

     - multiplying the number of common shares subject to a given option by the exercise price;

     - assuming that the aggregate share value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire term of the option; and

     -  subtracting from that result the aggregate option exercise price.

                                         INDIVIDUAL GRANTS
                         --------------------------------------------------
                         NUMBER OF     % OF TOTAL                                POTENTIAL REALIZABLE VALUE AT
                         SECURITIES     OPTIONS                                  ASSUMED ANNUAL RATES OF SHARE
                         UNDERLYING    GRANTED TO    EXERCISE                 PRICE APPRECIATION FOR OPTION TERM
                          OPTIONS     EMPLOYEES IN   PRICE PER   EXPIRATION   -----------------------------------
NAME                      GRANTED     FISCAL YEAR      SHARE        DATE             5%                10%
----                     ----------   ------------   ---------   ----------   ----------------   ----------------
Norman B. Francis......        --           --              --          --                --                 --
Keith R. Wales.........        --           --              --          --                --                 --
Vincent D. Mifsud......   160,000        18.48%      Cdn.$8.00    12/01/03     $1,341,627.18      $1,692,968.11
Glenn S. Hasen.........    90,000        10.39%      Cdn.$7.50    07/01/03     $  793,719.50      $1,001,576.17
Robert A. Runge........    60,000         6.93%      Cdn.$7.50    10/01/03     $  529,146.34      $  667,717.45

OPTION EXERCISES AND FISCAL YEAR-END VALUES

     The following table provides information regarding the exercise of options to purchase common shares by our chief executive officer and our executive officers who earned more than $100,000 during fiscal 1999. The value of unexercised in-the-money options is based on the initial public offering price of $12.00 per share minus the exercise price per share.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                             NUMBER OF SECURITIES
                                                            UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN-THE-
                                                               OPTIONS AT FISCAL              MONEY OPTIONS AT
                                                                   YEAR-END                    FISCAL YEAR-END
                                   SHARES                 ---------------------------   -----------------------------
                                 ACQUIRED ON    VALUE
                                  EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
                                 -----------   --------   -----------   -------------   ------------   --------------
Norman B. Francis..............         --         --       16,142          31,708       $ 188,530      $   366,334
Keith R. Wales.................         --         --           --              --              --               --
Vincent D. Mifsud..............         --         --           --         160,000              --      $ 1,051,264
Glenn S. Hasen.................         --         --       35,250          78,750       $ 363,780      $   544,143
Robert A. Runge................         --         --        7,500          52,500       $  51,823      $   362,762

EMPLOYMENT AGREEMENTS

     We have not entered into written employment agreements with any of our executive officers.

EMPLOYEE BENEFIT PLANS

     Incentive Stock Option Plan

     Our board of directors and shareholders approved our Incentive Stock Option Plan in July 1992. Initially, 1,096,800 common shares were reserved for issuance under the plan. This reserve has been increased several times. Initially, the eligible persons under the plan were our directors, officers and employees and the directors, officers and employees of our subsidiaries. The plan was subsequently amended to extend eligibility to include our independent contractors and consultants, independent contractors and consultants of our subsidiaries and any partnership, joint venture, or other entity in which we hold a 50% voting interest, and directors of any such partnership, joint venture, or other entity. The exercise price for options granted under the plan is determined by the board of directors, and must not be less than the fair market value of the common shares on the date of grant as determined by the board of directors, less any discount permitted by law and by regulatory bodies having jurisdiction over us. In the case of U.S. residents and citizens, the plan provides for the grant of both incentive stock options that may qualify under section 422 of the U.S. Internal Revenue Code and non-qualified stock options on terms determined by the board of directors, subject to statutory and other limitations in the plan, including limitations on the exercise price, which for incentive options to comply with section 422 of the Code may not be less than 100% of the fair market value of the common shares on the date of grant. Incentive options may be granted to our employees and those of our subsidiaries, while non-qualified options may be issued to non-employee directors, and independent contractors, as well as to employees.

     The plan is administered by the board of directors, which determines the individuals who shall receive options, the time period during which the options may be partially or fully exercised, the number of shares issuable upon the exercise of each option and the option exercise price.

     No option may be transferred by an optionee other than by the laws of succession, descent and distribution, and, during the lifetime of an optionee, the option is exercisable only by the optionee. We have a right of first refusal exercisable in connection with any proposed sale of shares acquired by an optionee under the plan, but this right will lapse upon the occurrence of several conditions, including a firm commitment underwritten public offering of our common shares.

     If an optionee's employment or engagement is terminated other than by death or disability, no further installments of options that have not vested as of the date of termination will become exercisable, and the optionee will be entitled to exercise vested options for a period of 30 days following termination. If an optionee is terminated for cause, any option or unexpired portion granted to the optionee terminates immediately. Upon termination of employment or engagement of an optionee by reason of death or permanent and total disability, the optionee's options remain exercisable for 12 months to the extent that the options had vested and were exercisable on the date of termination.

     Each option vests and becomes exercisable at such times determined by the board of directors at the time of grant. Holders of options granted before June 1999 under the plan cannot exercise these options more than five years from the date of grant, or an earlier date as may be fixed by the board of directors. In June 1999, our shareholders approved amendments to the plan which will be effective upon closing of this offering. These amendments, among other things:

     - permit the grant of options with a duration of up to ten years;

     - extend the expiry date for the plan from July 31, 2002 to July 31, 2006;

     - delete the requirements for shareholder approval for future amendments to the plan, other than as required by law;

     - allow administration of the plan by a committee of the board of directors; and

     - permit the plan administrator to authorize two of our officers acting together to make option grants to eligible individuals other than executive officers or directors within limits set by the plan administrator.

The amendments also increase the number of shares reserved for issuance pursuant to the plan by

     - 1,076,186 common shares; plus

     - an automatic increase on the first day of each fiscal year beginning in 2001, equal to the lesser of 800,000 shares or 4% of the average common shares outstanding as used to calculate fully diluted earnings per share as reported in our annual report to shareholders for the preceding year.

     The usual period over which options become vested under the plan is four years, with vesting as to 25% on the first anniversary of the date of grant and 12.5% at the end of each six month period thereafter, but the plan administrator may provide for different vesting schedules in particular cases. The exercise price payable for shares purchased under the plan must be paid in cash or by certified check, or other consideration with equivalent value at the time of purchase as the plan administrator may determine.

     Any unexercised options that expire or that terminate upon an employee ceasing to be employed by us become available again for issuance under the plan. The plan as amended will terminate on July 31, 2006. As of June 30, 1999, 1,078,186 common shares had been issued pursuant to the exercise of options granted under the plan, options to purchase 1,454,687 common shares were outstanding under the plan, and 2,543,313 shares were available for future option grants.

     Employee Share Purchase Plan

     We are instituting an employee share purchase plan that becomes effective upon the effectiveness of the offering. We intend that the plan will qualify under section 423 of the Internal Revenue Code for employees in the United States and will afford tax benefits to employees in Canada. The share purchase plan will permit our eligible employees to purchase common shares through payroll deductions of up to

10% of their cash compensation or, in the case of eligible British Columbia resident employees, the greater of 10% of the cash compensation or Cdn.$10,000 per year. The plan provides for six month offering periods, beginning on each January 1 and July 1, except for the first offering period, which begins on the business day immediately preceding the date of our initial public offering and ends on December 31, 1999. No employee may purchase more than $12,500 in common shares in any offering period. We are authorizing the issuance of up to a total of 1,000,000 common shares pursuant to the plan.

     The price of common shares issued under the employee share purchase plan will be the lesser of 85% of the fair market value on the first day of the offering period and 85% of the fair market value on the last day of the offering period, however the purchase price for common shares in the first offering period will be the lesser of 85% of the initial public offering price for the common shares and 85% of the fair market value on December 31, 1999.

            TRANSACTIONS BETWEEN PIVOTAL AND ITS OFFICERS, DIRECTORS
                          OR SIGNIFICANT SHAREHOLDERS

     Since May 31, 1994, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we or any of our subsidiaries was or is to be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of our common shares or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest other than compensation agreements and other arrangements, which are described below or in the "Management" section of this prospectus.

     COMMON SHARE EXCHANGE AGREEMENTS. On December 29, 1998 we changed the designation of our common shares to Class A common shares and we increased our authorized capital by creating 600,000 Class B common shares, which are subordinate on liquidation but otherwise have the same rights and restrictions as the Class A common shares. In transactions effective on December 31, 1998 and January 5, 1999, we issued an aggregate of 476,786 Class B common shares to 22 of our shareholders in exchange for Class A common shares on a one for one basis. The 22 shareholders included Norman B. Francis, The Francis Family Trust, Keith R. Wales and Patricia Wales. These exchanges were made to permit the 22 shareholders to realize a capital gains deduction on the disposition of their Class A common shares for Canadian income tax purposes. We received no consideration from these shareholders other than the Class A common shares that were exchanged for Class B common shares. In June 1999, the Class A common shares were redesignated as common shares. All of the outstanding Class B common shares will be exchanged for common shares on a one for one basis. See "Description of Share Capital."

     PREFERRED SHARE FINANCINGS. Since May 31, 1994, we have sold the following preferred shares in a series of private placements:

                   SHARES                       PRICE PER SHARE        DATE
                   ------                       ---------------    -------------
2,658,228 Class D preferred shares..........         $0.79             June 1995
4,000,000 Class E preferred shares..........         $1.35         November 1996
1,288,246 Class F preferred shares..........         $6.21          January 1999

     Upon the completion of this offering, each of these preferred shares will convert into one common share.

     We sold these shares under preferred share purchase agreements and investors' rights agreements on substantially similar terms, except for terms relating to date and price. All these classes of preferred shares are convertible to common shares and all classes are redeemable. Under these agreements, we made standard representations, warranties and covenants, and we granted the purchasers registration rights, information rights, a right of first offer, co-sale rights and rights of first refusal. All of these rights other than registration rights terminate upon consummation of the offering. See "Description of Share Capital -- Registration Rights."

     The purchasers of these preferred shares included the following beneficial owners of 5% or more of our common shares, directors and entities associated with directors:

                                                                     PREFERRED SHARES
                                                             ---------------------------------
INVESTOR                                                      CLASS D      CLASS E     CLASS F
--------                                                     ---------    ---------    -------
Bank of Montreal Capital Corporation.....................       40,259      370,370    204,848
Integral Capital Partners II, L.P........................      126,582      548,148    383,802
Integral Capital Partners International II, C.V..........           --      192,593     99,290
Kleiner Perkins Caufield & Byers VI......................      820,318      951,852    309,557
Oak Investment Partners VI, LLP..........................       24,918    1,476,658    129,718
Oak VI Affiliates Fund, L.P..............................          581       34,453         --
VW B.C. Technology Investment Fund Limited Partnership...    1,645,570      370,370         --
Jeremy A. Jaech..........................................           --       55,556         --

     E.PIPHANY TRANSACTIONS. In March 1996, we purchased products and services for internal use from E.piphany for $277,000. At the same time, E.piphany purchased products and services for internal use from us for $277,000. In addition, we have entered into a letter of understanding to enter into an agreement pursuant to which we would agree to resell E.piphany products that we would purchase at a discount, and to pay a fee to E.piphany for making sales referrals to us. Douglas Mackenzie and Roger Siboni, directors of Pivotal, serve as directors of E.piphany.

                             PRINCIPAL SHAREHOLDERS

     The following table provides information concerning the beneficial ownership of our common shares, including our preferred shares on an as-converted basis for common shares, as of June 30, 1999 and as adjusted to reflect the sale of the common shares in this offering for:

     -  our chief executive officer;

     - all officers whose annual compensation was more than $100,000 during fiscal 1999;

     -  each of our directors;

     - each shareholder that we know owns more than 5% of our outstanding common shares; and

     -  all our directors and executive officers as a group.

     The principal address of each of the shareholders below is 224 West Esplanade, Suite 300, North Vancouver, BC, Canada V7M 3M6, except where another address is listed. The information provided in the table below assumes no exercise of the underwriters' over-allotment option.

                                                                                  PERCENT OF COMMON
                                                                                    SHARES OWNED
                                                                               -----------------------
                                                          NUMBER OF SHARES     BEFORE THE    AFTER THE
NAME AND ADDRESS OF BENEFICIAL OWNER                     BENEFICIALLY OWNED     OFFERING     OFFERING
------------------------------------                     ------------------    ----------    ---------
Norman B. Francis(1)...................................       2,445,973           15.3%         12.6%
Keith R. Wales(2)......................................       1,225,800            7.7           6.3
Vincent D. Mifsud......................................              --             --            --
Patricia Wales(3)......................................       1,200,800            7.5           6.2
  420 Westholme Rd.
  West Vancouver, British Columbia
  Canada V7V 2N1
Roger S. Siboni(4).....................................          15,000              *             *
Jeremy A. Jaech(5).....................................          90,356              *             *
Robert J. Louis(6).....................................       2,631,417           16.5          13.5
Douglas J. Mackenzie(7)................................       3,976,464           24.9          20.4
Donald A. Mattrick(4)..................................          15,000              *             *
Glenn S. Hasen(8)......................................         182,500            1.1           1.0
Robert A. Runge(9).....................................         257,500            1.6           1.3
Ventures West Capital Ltd.(10).........................       2,631,417           16.5          13.5
  280 -- 1285 West Pender Street
  Vancouver, BC V6E 4B1
Kleiner Perkins Caufield & Byers VI(11)................       3,976,464           24.9          20.4
  2750 Sand Hill Road
  Menlo Park, CA 94025
Oak Investment Partners VI, L.P.(12)...................       1,666,328           10.4           8.5
  525 University Avenue, Suite 1300
  Palo Alto, CA 94301
Integral Capital Partners I, L.P.(13)..................       1,560,941            9.8           8.0
  2750 Sand Hill Road
  Menlo Park, CA 94025
All directors and executive officers as a group (11
  persons)(14).........................................      10,840,010           67.8          55.6

---------------

  *  Less than 1%

(1) Includes (a) 700,800 shares held of record by The Francis Family Trust, a family trust for the benefit of Mr. Francis and his three children; (b) 857,143 shares held of record by Boardwalk Ventures Inc., a holding company owned 50% by Mr. Francis and 50% by his spouse; and (c) 19,373 shares subject to options exercisable by Mr. Francis within 60 days of June 30, 1999.

(2) Includes 428,572 shares held of record by Daybreak Software Inc., a holding company owned solely by Mr. Wales, of which Mr. Wales has sole voting power. Mr. Wales disclaims beneficial ownership of any shares held by his former spouse, Patricia Wales.

(3) Includes 428,571 shares held of record by Fireweed Investments Inc., a holding company owned solely by Ms. Wales, of which Ms. Wales has sole voting power. Ms. Wales disclaims beneficial ownership of any shares held by her former spouse Keith Wales.

(4) Includes 15,000 shares subject to an option exercisable within 60 days of June 30, 1999.

(5) Includes 34,800 shares subject to an option exercisable within 60 days of June 30, 1999.

(6) Includes (a) 615,477 shares held of record by Bank of Montreal Capital Corporation which is managed by Ventures West Management TIP Inc., an entity wholly owned by Ventures West Capital Ltd.; and (b) 2,015,940 shares held of record by VW B.C. Technology Investment Fund Limited Partnership, of which Ventures West Management B.C. Ltd. is the general partner. Ventures West Management B.C. Ltd. is wholly owned by Ventures West Capital Ltd. Mr. Louis, as President of Ventures West Capital Ltd., a venture capital firm with controlled subsidiaries which include Ventures West Management TIP Inc. and Ventures West Management B.C. Ltd. disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.

(7) Includes 3,976,464 shares held by Kleiner Perkins Caufield & Byers VI, an entity affiliated with Kleiner Perkins Caufield & Byers of which Mr. Mackenzie is the general partner. Mr. Mackenzie disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.

(8) Includes 46,500 shares subject to an option exercisable within 60 days of June 30, 1999. Of the shares held by Mr. Hasen, up to 51,000 shares are currently subject to repurchase by Pivotal at the option exercise price paid by Mr. Hasen if Mr. Hasen's employment is terminated. See "Management."

(9) Includes 7,500 shares subject to an option exercisable within 60 days of June 30, 1999. Of the shares held by Mr. Runge, up to 156,250 shares are subject to repurchase by Pivotal at the option exercise price paid by Mr. Runge if Mr. Runge's employment is terminated. See "Management."

(10) Includes (a) 615,477 shares held of record by Bank of Montreal Capital Corporation, which is managed by Ventures West Management TIP Inc., an entity wholly owned by VW B.C. Technology Investment Fund Limited Partnership, and (b) 2,015,940 shares held of record by VW B.C. Technology Investment Fund Limited Partnership, of which Ventures West Management B.C. Ltd. is the general partner. Ventures West Management B.C. Ltd. is wholly owned by Ventures West Capital Ltd. The following individuals are shareholders of Ventures West Capital Ltd. and exercise the powers to direct the voting of the shares beneficially owned by Ventures West Capital
     Ltd.: Edward G. Anderson, Barry Gekiere, Nancy Harrison, Robert J. Louis, Howard L. Riback and Samuel Znaimer. Mr. Louis, a director of Pivotal, also serves as the President of Ventures West Capital Ltd.

(11) Brook Byers, L. John Doerr, Vinod Khosla, E. Floyd Kvamme, Joseph Lacob, Bernie Lacroute and Jim Lally are the General Partners of KPCB VI Associates, the General Partner of Kleiner Perkins Caufield and Byers VI.

(12) Includes 35,034 shares held of record by Oak VI Affiliates Fund, L.P., an entity affiliated with Oak Investment Partners VI, L.P. Bandel Carano, Jerry Gallagher, Ed Glassmeyer, Fred Harman, Ann Lamont and Eileen More are the Managing Members of Oak Associates VI, LLC, the General Partner of Oak Investment Partners VI, L.P. and the Managing Members of Oak VI Affiliates, LLC, the General Partner of Oak VI Affiliates Fund, L.P.

(13) Includes (a) 1,058,532 shares held of record by Integral Capital Partners II, L.P., and (b) 291,833 shares held of record by Integral Capital Partners International II, C.V., entities affiliated with Integral Capital Partners I, L.P. Roger McNamee and John Powell are the General Partners of Integral Capital Management, L.P., the General Partner of Integral Capital Partners I, L.P. Pamela Hagenah, Roger McNamee and John Powell are the General Partners of Integral Capital Management II, L.P., the General Partner and Investment General Partner, respectively, of Integral Capital Partners II, L.P. and Integral Capital Partners International II C.V.

(14) Includes 138,173 shares subject to options exercisable within 60 days of June 30, 1999.

                          DESCRIPTION OF SHARE CAPITAL

     Effective upon completion of this offering, we will be authorized to issue up to 200,000,000 common shares without par value and up to 20,000,000 preferred shares without par value. The following is only a summary of provisions of the common shares and the preferred shares. It is not complete and may not contain all the information you should consider before investing in the common shares. You should carefully read our memorandum and articles, which are included as an exhibit to the registration statement containing this prospectus.

COMMON SHARES

     As of June 30, 1999, we were authorized to issue 200,000,000 common shares, of which 3,454,600 shares were issued and outstanding, and we were authorized to issue 600,000 Class B common shares, of which 476,786 were issued and outstanding. Prior to completion of this offering as part of a recapitalization, all of the issued and outstanding Class B common shares will be exchanged for common shares on a one-for-one basis. The balance of the authorized Class B common shares will be cancelled. As of June 30, 1999, giving effect to the exchange of outstanding Class B common shares for common shares and conversion of all currently outstanding preferred shares to common shares, but prior to giving effect to this offering and assuming no exercise of currently outstanding options, there will be 15,983,123 common shares outstanding held of record by 82 shareholders. After giving effect to the offering, but assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options, there will be 19,483,123 common shares outstanding.

     Holders of common shares are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences of any outstanding preferred shares, the holders of common shares are entitled to receive any dividends the board of directors declares out of funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of Pivotal, the holders of common shares are entitled to share all of our assets remaining after payment of liabilities and after giving effect to the liquidation preferences of any outstanding preferred shares. All outstanding common shares are fully paid and nonassessable, and the common shares to be issued following this offering will be fully paid and nonassessable.

PREFERRED SHARES

     Effective upon completion of this offering, all of our outstanding Class A convertible preferred shares and Class B, D, E and F redeemable convertible preferred shares will be converted into common shares and these classes of preferred shares will be cancelled. Our memorandum and articles provide that the board of directors will have the authority, without further action by the shareholders, to issue up to 20,000,000 preferred shares in one or more series. The preferred shares are entitled to dividend and liquidation preferences over the common shares. The board may also fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares issued, including any qualifications, limitations or restrictions. Special rights which may be granted to a series of preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any of which may be superior to the rights of the common shares. Preferred share issuances could decrease the market price of the common shares and may adversely affect the voting and other rights of the holders of common shares. The issuance of preferred shares also could have the effect of delaying or preventing a change of control of our company.

REGISTRATION RIGHTS

     After this offering, the holders of 12,051,737 common shares will be entitled to require us to register their shares under the Securities Act as provided in an investors' rights agreement. If we propose to register any of our securities under the Securities Act, either for our account or for the account of other security holders exercising registration rights, the holders are entitled to notice of the registration and to include their common shares in the registration. These holders are also entitled to demand registration, which would require us to register their shares under the Securities Act. We are responsible for paying the expenses of any such registration. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares and our right to decline to effect a registration before October 31, 1999. All of these shareholders have agreed not to exercise this right prior to six months from the date of the effectiveness of the registration statement. See "Underwriting."

ANTI-TAKEOVER PROVISIONS

     There are provisions of our memorandum and articles and of British Columbia law which may hinder or impede take-over bids. For example, as described above, our board of directors may, without shareholder approval, issue preferred shares with rights superior to the rights of the holders of common shares. As a result, preferred shares could be issued quickly and easily, adversely affecting the rights of holders of common shares and could be issued with terms calculated to delay or prevent a change in control of Pivotal or make removal of management more difficult. In addition, under the British Columbia Company Act, certain business combinations, including a merger or reorganization or the sale, lease, or other disposition of all or a substantial part of our assets, must be approved by at least 75% of the votes cast by shareholders or, in certain cases, holders of each class of shares. In some cases, a business combination must be approved by a British Columbia court. Shareholders may also have a right to dissent from the transaction, in which case, we would be required to pay dissenting shareholders the fair value of their shares provided they have followed the required procedures. The British Columbia Company Act also provides that a transaction such as a share exchange must be approved by a majority of minority shareholders.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING HOLDERS OF COMMON SHARES

     There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our common shares, other than withholding tax requirements. See "Income Tax Consequences -- Canadian Federal Income Tax Considerations."

     There are no limitations imposed by Canadian law or our memorandum and articles on the right of non-residents of Canada to hold or vote our common shares, other than those imposed by the Investment Canada Act (Canada). This legislation subjects an acquisition of control of Pivotal by a non-Canadian to government review if the value of our assets at the time exceeds a threshold amount which is adjusted annually to reflect inflation and the Canadian real growth rate. Currently, the threshold amount is Cdn.$184 million where the acquiror is a national or permanent resident of the United States or another country which is a member of the World Trade Organization. The review threshold is currently Cdn.$5 million for acquisitions of control by other non-Canadians. A reviewable acquisition may not proceed unless the government review concludes there is likely to be net benefit to Canada from the transaction.

     The acquisition of a majority of our voting shares is deemed to be an acquisition of control. The acquisition of less than a majority but one-third or more of our voting shares is presumed to be an acquisition of control unless the acquiror can establish that there is no control in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of our voting shares is deemed not to be an acquisition of control. Share acquisitions in the ordinary course of an acquiror's business as a trader or dealer in securities are exempt from review under this legislation.

TRANSFER AGENT AND REGISTRAR

     The registrar and transfer agent for our common shares will be the American Stock Transfer Corporation. Its address is 40 Wall Street, 46th Floor, New York, New York, 10005, and its telephone number at this location is (800) 937-5449.

LISTING

     Our common shares have been approved for listing on the Nasdaq National Market, subject to official notice of issuance, under the symbol "PVTL."

                        SHARES ELIGIBLE FOR FUTURE SALE

     We cannot provide any assurance that a significant public market for our common shares will develop or be sustained after this offering has been completed. The sale of substantial numbers of common shares in the public market, or the possibility of such a sale, could adversely affect prevailing market prices for our common shares.

     Upon completion of the offering, a total of 19,483,123 of our common shares will be outstanding, assuming no exercise of the underwriters' over-allotment option or of any outstanding options.

     All of the common shares sold in the offering in the United States and Canada will be freely tradable without restriction under the U.S. Securities Act, except by "affiliates" as defined in Rule 144 under the U.S. Securities Act, or applicable Canadian securities laws, except by "control persons" as defined under those laws.

     For the reasons set forth below, we believe that the following presently outstanding common shares will be eligible for resale in the public market in the United States at the following times and by the following persons:

                                                 BRITISH COLUMBIA
                                                    RESIDENTS       U.S. RESIDENTS    OTHER      TOTAL
                                                 ----------------   --------------   -------   ----------
On the date of this prospectus.................            --               320           --          320
90 days after the date of this prospectus......            --             1,812           --        1,812
180 days after the date of this prospectus.....     7,476,282         7,831,371      613,830   15,921,483
Later than 180 days after the date of this
  prospectus...................................        59,133               375           --       59,508

     Holders of 15,919,483 common shares have entered lock-up agreements pursuant to which they have agreed not to dispose of or hedge any of their common shares for 180 days following the date of the prospectus without the consent of Merrill Lynch on behalf of the underwriters. See "Underwriting -- No Sales of Similar Securities."

     Upon completion of this offering, options to purchase 1,454,687 common shares will be held by existing optionees, based on options outstanding at June 30, 1999. Holders of all of these options have signed lock-up agreements.

     We intend to file with the U.S. Securities and Exchange Commission a registration statement on Form S-8 after the date of this prospectus. The S-8 registration statement will allow holders of common shares that are issued under equity incentive arrangements, in connection with option exercises or under our share purchase plan to resell those shares in the public market, subject to the lock-up agreements and any restrictions imposed by British Columbia law.

     As a result of the lock-up agreements, the S-8 registration statement and the provisions of Rule 144 and Rule 701 under the U.S. Securities Act, and the continued vesting of outstanding options, shares subject to presently outstanding options will be available for sale in the public market in the United States as follows, subject in some cases to Rule 144 limitations:

                                                   BRITISH COLUMBIA
                                                      RESIDENTS       U.S. RESIDENTS   OTHER     TOTAL
                                                   ----------------   --------------   ------   -------
At the date of this prospectus...................           --                --           --        --
90 days after the date of this prospectus........           --                --           --        --
180 days after the date of this prospectus.......      249,291           248,614       10,354   508,259
Later than 180 days after the date of this
  prospectus.....................................      574,698           351,886       19,146   945,730

BRITISH COLUMBIA RESALE RESTRICTIONS

     Upon completion of this offering, British Columbia residents will hold 7,535,415 of our common shares and options to purchase 823,989 common shares excluding any common shares bought in this offering. Of these common shares, 7,499,250 common shares issued (a) upon conversion of our redeemable convertible preferred shares or our Class A convertible preferred shares and (b) in exchange for our Class B common shares will be eligible for resale under British Columbia securities laws, subject to limitations on control persons, this lock-up agreement and any limitations imposed by United States law. The British Columbia Securities Commission has issued a discretionary exemption order which permits the holders of the remaining 36,165 common shares held by British Columbian residents, and all common shares issued upon exercise of options held by British Columbian residents, to sell their shares beginning 180 days after the date we file a final Canadian prospectus in British Columbia, which we intend to file on the date of the final prospectus for the offering.

U.S. RESALE RESTRICTIONS

     Upon completion of this offering, 15,983,123 common shares will be held by U.S. residents or others (including residents of British Columbia who acquired common shares prior to this offering and whose shares were "restricted securities" when issued). As a result of the lock-up agreements and the provisions of Rule 144 and Rule 701 under the U.S. Securities Act, such shares will be available for sale in the public market in the United States as set forth in the table above, subject in some cases to Rule 144 limitations.

     In general, under Rule 144, as in effect on the date of this prospectus, any person, including an affiliate of Pivotal, who has beneficially owned common shares for at least one year will be entitled to sell, in any three-month period, a number of shares that, together with sales of any common shares with which such person's sales must be aggregated, does not exceed the greater of:

     -  1% of the then outstanding common shares; and

     - the average weekly trading volume of the common shares on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which such sale is made.

     Sales of restricted securities pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about Pivotal. Persons who are affiliates of Pivotal must also comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell common shares in the public market which are not restricted securities.

     Our employees, directors, officers, consultants or advisers may rely on Rule 701 to resell common shares issued to them, pursuant to written compensatory benefit plans or written contracts relating to their compensation. Rule 701 also will apply to shares acquired upon exercise of options granted before the date of this prospectus, including exercises after the date of this prospectus. Common shares issued in reliance on Rule 701 are restricted securities and, subject to the 180-day lock-up agreements described above, may be sold beginning 90 days after the date of this prospectus:

     - by persons other than affiliates of Pivotal, subject only to the manner of sale provisions of Rule 144; and

     - by persons deemed to be affiliates of Pivotal under Rule 144 without compliance with its one-year minimum holding period requirements.

     Holders of 12,051,737 common shares will be entitled to require us to register their common share under the U.S. Securities Act, subject to the lock-up agreements. See "Description of Share Capital -- Registration Rights."

                            INCOME TAX CONSEQUENCES

     In this section we summarize the material anticipated United States and Canadian federal income tax considerations relevant to a purchase of shares in this offering by individuals and corporations which:

     - for purposes of the United States Internal Revenue Code, the Income Tax Act (Canada) and the Canada-United States Income Tax Convention, are resident in the United States and not in Canada;

     - hold shares as capital assets for purposes of the Internal Revenue Code and capital property for purposes of the Income Tax Act;

     -  deal at arm's length with us for purposes of the Income Tax Act; and

     - do not use or hold the shares in carrying on a business through a permanent establishment or in connection with a fixed base in Canada and, in the case of individual holders, are also U.S. citizens.

We will refer to persons who satisfy the above conditions as "Unconnected U.S. Shareholders."

     We will assume, for purposes of this discussion, that you are an Unconnected U.S. Shareholder. The tax consequences of a purchase of common shares by persons who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed in this section. The Income Tax Act contains rules relating to securities held by some financial institutions. We do not discuss these rules and holders that are financial institutions should consult their own tax advisors.

     This discussion is based upon the current provisions of:

     -  the Income Tax Act and regulations under the Income Tax Act;

     -  the Internal Revenue Code and regulations under the Internal Revenue
        Code;

     -  the Canada-United States Income Tax Convention;

     - our understanding of the current administrative policies and practices published by Revenue Canada;

     - all specific proposals to amend the Income Tax Act and the regulations under the Income Tax Act that have been publicly announced by the Minister of Finance (Canada) prior to the date of this prospectus;

     - the administrative policies published by the U.S. Internal Revenue Service; and

     -  judicial decisions,

all of which are subject to change either prospectively or retroactively. We do not discuss the potential effects of any recently proposed legislation in the United States and do not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

     WE INTEND THIS DISCUSSION TO BE A GENERAL DESCRIPTION OF THE U.S. FEDERAL AND CANADIAN FEDERAL INCOME TAX CONSIDERATIONS MATERIAL TO A PURCHASE OF COMMON SHARES. THIS DISCUSSION DOES NOT DEAL WITH ALL POSSIBLE TAX CONSEQUENCES RELATING TO AN INVESTMENT IN OUR COMMON SHARES. WE HAVE NOT TAKEN INTO ACCOUNT YOUR PARTICULAR CIRCUMSTANCES AND DO NOT ADDRESS CONSEQUENCES PECULIAR TO YOU UNDER PROVISIONS OF U.S. OR CANADIAN INCOME TAX LAW. THEREFORE, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING YOUR INDIVIDUAL TAX CONSEQUENCES OF PURCHASING COMMON SHARES IN THIS OFFERING.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     As an Unconnected U.S. Shareholder, you generally will include in income dividend distributions paid by us to the extent of our current or accumulated earnings and profits. You must include in income an amount equal to the U.S. dollar value of such dividends on the date of receipt based on the exchange rate on such date, without reduction for the Canadian withholding tax. You will generally be entitled to a foreign tax credit, or deduction for U.S. federal income tax purposes, in an amount equal to the Canadian tax withheld. To the extent dividend distributions paid by us exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to your adjusted tax basis in the shares, and then as a gain from the sale or exchange of the shares.

     Dividends paid by us generally will constitute "passive income" for purposes of the foreign tax credit, which could reduce the amount of foreign tax credit available to you. The Internal Revenue Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer. Because of the complexity of those limitations, you should consult your own tax advisor with respect to the potential consequences of those limitations.

     Dividends paid by us on the shares will not generally be eligible for the "dividends received" deductions. An Unconnected U.S. Shareholder which is a corporation may, under some circumstances, be entitled to a 70% deduction of the U.S. source portion of dividends received from us if such Unconnected U.S. Shareholder owns shares representing at least 10% of our voting power and value.

     If you sell the shares, you generally will recognize gain or loss in an amount equal to the difference, if any, between the amount realized on the sale and your adjusted tax basis in the shares. Any gain or loss you recognize upon the sale of shares held as capital assets will be long-term or short-term capital gain or loss, depending on whether the shares have been held by you for more than one year.

     Under current U.S. tax regulations, dividends paid by us on the shares generally will not be subject to U.S. information reporting or the 31% backup withholding tax unless they are paid in the United States through a U.S. or U.S.-related paying agent, including a broker. If you furnish the paying agent with a duly completed and signed Form W-9 such dividends will not be subject to the backup withholding tax. You will be allowed a refund or a credit equal to any amounts withheld under the U.S. backup withholding tax rules against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

PERSONAL HOLDING COMPANIES

     We could be classified as a personal holding company for U.S. federal income tax purposes if both of the following tests are satisfied:

     - if at any time during the last half of our taxable year, five or fewer individuals own or are deemed to own more than 50% of the total value of our shares; and

     - we receive 60% or more of our U.S. related gross income from specified passive sources, such as royalty payments.

     A personal holding company is taxed on a portion of its undistributed U.S. source income, including specific types of foreign source income which are connected with the conduct of a U.S. trade or business, to the extent this income is not distributed to shareholders. We do not believe we are a personal holding company presently, and we do not expect to become one. However, we can not assure you that we will not qualify as a personal holding company in the future.

FOREIGN PERSONAL HOLDING COMPANIES

     We could be classified as a foreign personal holding company if in any taxable year both of the following tests are satisfied:

     - five or fewer individuals who are United States citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of our shares entitled to vote or the total value of our shares; and

     - at least 60%, 50% in some cases, of our gross income consists of "foreign personal holding company income," which generally includes passive income such as dividends, interest, gains from the sale or exchange of shares or securities, rent and royalties.

     If we are classified as a foreign personal holding company and if you hold shares on the last day of our taxable year, you must include in your gross income as a dividend your pro rata portion of our undistributed foreign personal holding company income. If you dispose of your shares prior to such date, you will not be subject to tax under these rules. We do not believe we are a foreign personal holding company presently, and we do not expect to become one. However, we can not assure you that we will not qualify as a foreign personal holding company in the future.

PASSIVE FOREIGN INVESTMENT COMPANIES

     The rules governing "passive foreign investment companies" can have significant tax effects on Unconnected U.S. Shareholders. We could be classified as a passive foreign investment company if, for any taxable year, either:

     - 75% or more of our gross income is "passive income," which includes interest, dividends and some types of rents and royalties, or

     - the average percentage, by fair market value, or, in some cases, by adjusted tax basis, of our assets that produce or are held for the production of "passive income" is 50% or more.

     Distributions which constitute "excess distributions," as defined in
Section 1291 of the Internal Revenue Code, from a passive foreign investment company and dispositions of shares of a passive foreign investment company are subject to the highest rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares are owned. However, if an Unconnected U.S. Shareholder makes a timely election to treat us as a qualified electing fund under section 1295, the above-described rules generally will not apply. Instead, the Unconnected U.S. Shareholder would include annually in his gross income his pro rata share of our ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed. Tax on this income, however, may be deferred.

     In addition, subject to specific limitations, Unconnected U.S. Shareholders owning actually or constructively marketable shares in a passive foreign investment company may make an election under section 1296 of the Internal Revenue Code to mark that stock to market annually, rather than being subject to the above-described rules. Amounts included in or deducted from income under this mark to market election and actual gains and losses realized upon disposition, subject to specific limitations, will be treated as ordinary gains or losses.

     In addition, special rules apply if we qualify as both a passive foreign investment company and a "controlled foreign corporation," as defined below, and an Unconnected U.S. Shareholder owns, actually or constructively, 10% or more of the total combined voting power of all classes of our shares entitled to vote.

     We believe that we will not be a passive foreign investment company for the current fiscal year and we do not expect to become a passive foreign investment company in future years. You should be aware, however, that if we are or become a passive foreign investment company we may not be able to satisfy record-keeping requirements that would permit you to make a qualified electing fund election. You should consult your tax advisor with respect to how the passive foreign investment company rules affect your tax situation, including the advisability of making an election to treat us as a qualified electing fund or making a mark to market election.

CONTROLLED FOREIGN CORPORATION

     If more than 50% of the voting power of all classes of our shares or the total value of our shares is owned, directly or indirectly, by citizens of the United States, U.S. domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of which owns 10% or more of the total combined voting power of all classes of our shares, we could be treated as a "controlled foreign corporation" under Subpart F of the Internal Revenue Code. This classification would effect many complex results, including requiring such shareholders to include in income their pro rata shares of our "Subpart F Income," as defined by the Internal Revenue Code. In addition, under Section 1248 of the Internal Revenue Code, gain from the sale or exchange of shares by an Unconnected U.S. Shareholder who is or was a 10% or greater shareholder at any time during the five-year period ending with the sale or exchange will be ordinary dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged.

     We do not believe that we are a controlled foreign corporation and we do not anticipate that we will become a controlled foreign corporation as a result of the offering. We are not a controlled foreign corporation presently, and we do not expect to become one. However, we can not assure you that we will not qualify as a controlled foreign corporation in the future.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     In this section, we summarize the material anticipated Canadian federal income tax considerations relevant to your purchase of shares.

     Under the Income Tax Act, as modified by the Canada-United States Income Tax Convention, assuming you are an Unconnected U.S. Shareholder you will generally be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of the shares unless:

     - you have or had a permanent establishment in Canada, or a fixed base in Canada is or was available to you, in each case within the twelve-month period before the disposition; or

     - you and persons with whom you did not deal at arm's length for the purposes of the Income Tax Act owned or had interests in or rights to acquire 25% or more of our issued shares of any class or series at any time during the five year period before the disposition.

     Dividends paid, credited or deemed to have been paid or credited on the shares to Unconnected U.S. Shareholders will be subject to a Canadian withholding tax at a rate of 25% under the Income Tax Act. Under the Canada-United States Income Tax Convention, the rate of withholding tax generally applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected U.S. Shareholders that are companies that beneficially own at least 10% of our voting shares, the rate of withholding tax on dividends is reduced to 5%.

     Canada does not currently impose any estate taxes or succession duties, however, if you die, there is generally a deemed disposition of the shares held at that time for proceeds of disposition equal to the fair market value of the shares immediately before the death. Capital gains realized on the deemed disposition, if any, will generally have the income tax consequences described above.

                                  UNDERWRITING

GENERAL

     Subject to the terms and conditions set forth in a purchase agreement between us and each of the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc. and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, are acting as representatives, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of common shares set forth opposite its name below at a price that was determined by negotiations between the underwriters and us:

                                                                NUMBER OF
                        UNDERWRITERS                             SHARES
                        ------------                            ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    1,199,375
Bear, Stearns & Co. Inc. ...................................      757,500
Dain Rauscher Wessels.......................................      568,125
BancBoston Robertson Stephens Inc. .........................      150,000
CIBC World Markets Corp. ...................................      150,000
Deutsche Bank Securities Inc. ..............................      150,000
Hambrecht & Quist LLC.......................................      150,000
SoundView Technology Group, Inc. ...........................      150,000
Goepel McDermid (U.S.A.) Inc. ..............................       75,000
Moors & Cabot, Inc. ........................................       75,000
U.S. Bancorp Piper Jaffray Inc. ............................       75,000
                                                                ---------
             Total..........................................    3,500,000
                                                                =========

     In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth in that agreement, to purchase all of our common shares being sold under the terms of the agreement if any of the common shares are purchased. The obligations of the underwriters under the purchase agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and also upon the occurrence of certain stated events. Under the purchase agreement, the commitments of non-defaulting underwriters may be increased.

     This offering is being made concurrently in the United States and in the Province of British Columbia. The common shares will be offered in the United States through the underwriters and through certain registered broker-dealers. The common shares will be offered in British Columbia by Merrill Lynch Canada Inc., the Canadian affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the common shares will not be offered or sold in any other province of Canada except pursuant to an exemption from the prospectus requirements under the securities legislation of any such province.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act and British Columbia securities legislation, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The expenses of this offering, exclusive of the underwriting discount, are estimated at $940,000 and are payable by us.

     The common shares are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

     The common shares will be ready for delivery in New York, New York on or about August 10, 1999.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us that the underwriters propose initially to offer our common shares to the public at the initial public offering price set forth on the cover page of this prospectus, and to dealers at such price less a concession not in excess of $.50 per common share. The underwriters may allow, and such dealers may reallow, a discount of not more than $.10 per common share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                                WITHOUT         WITH
                                                 PER SHARE      OPTION         OPTION
                                                 ---------    -----------    -----------
Public offering price........................     $12.00      $42,000,000    $48,300,000
Underwriting discount........................       $.84       $2,940,000     $3,381,000
Proceeds, before expenses, to Pivotal........     $11.16      $39,060,000    $44,919,000

OVER-ALLOTMENT OPTION

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of an additional 525,000 common shares at the initial public offering price set forth on the cover of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common shares offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated to purchase a number of additional common shares proportionate to such underwriter's initial amount reflected in the foregoing table.

RESERVED SHARES

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 10% of the shares offered hereby to be sold to some of our directors and other persons, such as Pivotal Alliance members, with relationships with Pivotal. Certain of these reserved shares will be offered directly by us to directors or other persons residing in provinces of Canada other than British Columbia. The number of our common shares available for sale to the general public will be reduced to the extent that those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

     We and our executive officers and directors and holders of 15,921,483 common shares have agreed not to directly or indirectly

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any of our common shares or securities convertible into or exchangeable or exercisable for or repayable with our common shares, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file a registration statement under the Securities Act relating to any of our common shares or

     - enter into any swap or other agreement or any other agreement that transfers, in whole or in part, the economic consequence of ownership of our common shares whether any such swap or transaction is to be settled by delivery of our common shares or other securities, in cash or otherwise,

without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of this prospectus. Merrill Lynch has agreed that we may

     - issue common shares upon exercise of an option or warrant or the conversion of any security outstanding on the date we sign the purchase agreement with the underwriters;

     - grant options and issue common shares under our stock option and stock purchase plans;

     - issue common shares under any non-employee director stock option plan or dividend reinvestment plan; and

     - issue up to 800,000 common shares in connection with acquisitions of businesses or assets of businesses or in connection with strategic alliances; provided that

      - each person receiving common shares enters into a lock-up agreement pursuant to which they agree not to dispose of or hedge any of their common shares for 180 days following the date of this prospectus without the consent of Merrill Lynch on behalf of the underwriters; and

      - we do not grant any rights that are exercisable for a period of six months from the date we sign the purchase agreement with the underwriters entitling the persons receiving common shares to require us to register their shares under the Securities Act.

See "Shares Eligible for Future Sale."

NASDAQ NATIONAL MARKET LISTING AND FACTORS CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE

     Before this offering, there has been no public market for our common shares. The initial public offering price has been determined through negotiations between us and the representatives of the underwriters. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, included:

     - the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

     - some of our financial information;

     - the history of, and the prospects for, us and the industry in which we compete;

     - an assessment of our management;

     - our past and present operations;

     - the prospects for and anticipated timing of future revenues;

     - the present state of our development;

     - the percentage interest being sold as compared to the valuation for Pivotal; and

     - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

     There can be no assurance that an active trading market will develop for our common shares or that our common shares will trade in the public market subsequent to the offering at or above the initial public offering price.

     Our common shares have been approved for listing on the Nasdaq National Market, subject to official notice of issuance, under the symbol "PVTL."

     The underwriters do not expect sales of our common shares to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered under this prospectus.

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of our common shares is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase our common shares. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of our common shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common shares.

     If the underwriters create a short position in our common shares in connection with the offering, i.e., if they sell more of our common shares than are set forth on the cover page of this prospectus, the underwriters may reduce that short position by purchasing our common shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

PENALTY BIDS

     The underwriters may also impose a penalty bid on other underwriters and selling group members. This means that if the underwriters purchase our common shares in the open market to reduce their short position or to stabilize the price of our common shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common shares to the extent that it discourages resales of our common shares.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or the magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in any of these transactions or that any of these transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     Davis & Company, Vancouver, British Columbia, Canada will pass upon the legality of the common shares offered by this prospectus. Dorsey & Whitney LLP, Seattle, Washington, is acting as our United States legal counsel with respect to the offering. Morrison & Foerster LLP, San Francisco, California and Blake, Cassels & Graydon, Toronto, Ontario, Canada are acting as United States and Canadian counsel respectively to the Underwriters.

                                    EXPERTS

     The financial statements as of June 30, 1998 and 1999 and for each of the two years ended June 30, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of that firm given upon their authority as experts in accounting and auditing. We have included our financial statements as of June 30, 1997 and for the year then ended in this prospectus in reliance upon the report of KPMG LLP, independent Chartered Public Accountants, that appears elsewhere in this prospectus and upon the authority of KPMG LLP as experts in accounting and auditing.

     In July 1998, KPMG LLP in Canada resigned as our independent auditors because we were considering a strategic alliance with their affiliated firm in the United States. KPMG LLP has not been associated with any of our financial statements subsequent to June 30, 1997. The change in independent chartered accountants was effective for fiscal 1998, was approved by our board of directors and was not due to any disagreement between us and KPMG LLP. During the period preceding the change in independent auditors, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG LLP would have caused them to make reference thereto in their report on our financial statements for the period. The audit reports of KPMG LLP as of and for the years ended June 30, 1997 and 1996 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

     KPMG LLP's affiliated firm in the United States is a member of Enterprise 360, provides implementation and customization services to some of our customers as a member of the Pivotal Alliance, and holds 161,031 Class F convertible preferred shares that it purchased for $6.21 per share in January 1999. These shares will convert into 161,031 common shares upon completion of the offering and will represent less than 1% of the outstanding common shares.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission 450 Fifth Street N.W., Washington, D.C. 20549, a registration statement on Form F-1 covering the common shares being sold in this offering. We have not included in this prospectus all the information contained in the registration statement, and you should refer to the registration statement and its exhibits for further information.

     Any statement in this prospectus about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this prospectus. You must review the exhibits themselves for a complete description of the contract or document.

     You may review a copy of the registration statement, including exhibits and schedules filed with it, at the Commission's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. You may call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Pivotal, that file electronically with the Commission.

     You may read and copy any reports, statements or other information that we file with the Commission at the addresses indicated above, and you may also access them electronically at the web site set forth above. These Commission filings are also available to the public from commercial document retrieval services.

     Prior to this offering, we have not been required to file reports with the Commission. Following consummation of the offering, we will be required to file reports and other information with the Commission under the U.S. Securities Exchange Act and with the British Columbia Securities Commission. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the British Columbia Securities Commission at its public reference room. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the Commission's electronic document gathering and retrieval system.

     We have agreed to file with the Commission reports on Form 10-K and Form 10-Q. We also intend to furnish our shareholders with annual reports containing consolidated financial statements prepared in accordance with U.S. GAAP and examined by our independent auditors and proxy statements that substantially comply with the Commission's proxy rules. We intend to file our proxy statements with the Commission as part of or as exhibits to reports under the Securities Exchange Act. We also intend to make available quarterly reports containing condensed unaudited financial information for each of the first three quarters of each fiscal year, prepared in accordance with U.S. GAAP.

                              PIVOTAL CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

Report of Deloitte & Touche LLP, Independent Auditors.......    F-2
Report of KPMG LLP, Independent Auditors....................    F-3
Consolidated Balance Sheets.................................    F-4
Consolidated Statement of Operations........................    F-5
Consolidated Statement of Cash Flows........................    F-6
Consolidated Statement of Shareholders' Deficit.............    F-7
Notes to the Consolidated Financial Statements..............    F-8

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Pivotal Corporation (formerly Pivotal Software Inc.)

     We have audited the accompanying consolidated balance sheet of Pivotal Corporation (formerly Pivotal Software Inc.) as of June 30, 1998 and 1999 and the related consolidated statements of operations, shareholders' deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 1998 and 1999 and the results of its operations and its cash flows for the years ended June 30, 1998 and 1999 in conformity with accounting principles generally accepted in the United States.

/s/ Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
July 9, 1999

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Pivotal Corporation (formerly Pivotal Software Inc.)

     We have audited the accompanying consolidated statements of operations, shareholders' deficit and cash flows of Pivotal Corporation (formerly Pivotal Software Inc.) for the year ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows for the year ended June 30, 1997 in conformity with accounting principles generally accepted in the United States.

/s/ KPMG LLP

Chartered Accountants
Vancouver, Canada
September 17, 1997

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

                          CONSOLIDATED BALANCE SHEETS

 (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE
                                     DATA)

                                                                                     PRO FORMA
                                                                                   SHAREHOLDERS'
                                                                   JUNE 30,          EQUITY AT
                                                              ------------------     JUNE 30,
                                                               1998       1999         1999
                                                              -------    -------   -------------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 1,202    $ 9,338
  Accounts receivable.......................................    7,116      8,304
  Prepaid expenses..........................................      706      1,029
                                                              -------    -------
       Total current assets.................................    9,024     18,671
Property and Equipment, net.................................    1,728      3,051
                                                              -------    -------
Total assets................................................  $10,752    $21,722
                                                              =======    =======
LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..................  $ 1,959    $ 6,329
  Deferred revenue..........................................    3,748      5,085
                                                              -------    -------
       Total current liabilities............................    5,707     11,414
                                                              -------    -------
Commitments (Note 6)
Redeemable convertible preferred shares, authorized, issued
  and outstanding shares -- 8,658 and 9,946 in 1998 and
  1999, respectively (none pro forma).......................    9,500     17,500
                                                              -------    -------
Shareholders' (deficit) equity
  Preferred shares, undesignated, no par value, authorized
     shares -- none and 20,000 in 1998 and 1999,
     respectively, no shares issued and outstanding (none
     pro forma).............................................       --         --      $    --
  Class A convertible preferred shares, no par value,
     authorized, issued and outstanding shares -- 2,000 in
     1998 and 1999 (none pro forma).........................       83         83           --
  Common shares, no par value, authorized shares -- 50,000
     and 200,000 in 1998 and 1999, respectively, issued and
     outstanding shares -- 3,853 and 3,454 in 1998 and 1999,
     respectively (15,983 pro forma)........................       80        563       18,150
  Class B common shares, Cdn.$0.03 par value, authorized
     shares -- none and 600 in 1998 and 1999, respectively,
     issued and outstanding shares -- none, and 477 in 1998
     and 1999, respectively (none pro forma)................       --          4           --
  Deferred share-based compensation.........................       --       (416)        (416)
  Accumulated deficit.......................................   (4,618)    (7,426)      (7,426)
                                                              -------    -------      -------
Total shareholders' (deficit) equity........................   (4,455)    (7,192)     $10,308
                                                              -------    -------      =======
Total liabilities and shareholders' deficit.................  $10,752    $21,722
                                                              =======    =======

                             See accompanying notes

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

 (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE
                                     DATA)

                                                                  YEARS ENDED JUNE 30,
                                                              -----------------------------
                                                               1997       1998       1999
                                                              -------    -------    -------
Revenues:
  Licenses..................................................  $ 2,916    $11,311    $18,819
  Services and maintenance..................................      590      2,898      6,508
                                                              -------    -------    -------
     Total revenues.........................................    3,506     14,209     25,327
                                                              -------    -------    -------
Cost of revenues:
  Licenses..................................................      121        401        536
  Services and maintenance..................................      387      1,281      3,078
                                                              -------    -------    -------
     Total cost of revenues.................................      508      1,682      3,614
                                                              -------    -------    -------
Gross profit................................................    2,998     12,527     21,713
                                                              -------    -------    -------
Operating expenses:
  Sales and marketing.......................................    2,646      9,226     16,830
  Research and development..................................    1,163      1,910      4,958
  General and administrative................................      725      1,513      2,466
                                                              -------    -------    -------
     Total operating expenses...............................    4,534     12,649     24,254
                                                              -------    -------    -------
Loss from operations........................................   (1,536)      (122)    (2,541)
Interest and other income (loss)............................      142        136        (24)
                                                              -------    -------    -------
Income (loss) before income taxes...........................   (1,394)        14     (2,565)
Income taxes................................................       --         10        243
                                                              -------    -------    -------
Net income (loss) for the year..............................  $(1,394)   $     4    $(2,808)
                                                              =======    =======    =======
Earnings (loss) per share:
  Basic.....................................................  $ (0.41)   $    --    $ (0.72)
  Diluted...................................................  $ (0.41)   $    --    $ (0.72)
  Pro forma basic and diluted...............................                        $ (0.18)
Weighted average number of shares used to calculate earnings
  (loss) per share:
  Basic.....................................................    3,393      3,720      3,888
  Diluted...................................................    3,393     14,927      3,888
  Pro forma basic and diluted...............................                         15,940

                             See accompanying notes

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

         (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS)

                                                                  YEARS ENDED JUNE 30,
                                                              -----------------------------
                                                               1997       1998       1999
                                                              -------    -------    -------
Cash flows from operating activities:
  Net income (loss) for the year............................  $(1,394)   $     4    $(2,808)
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation...........................................      120        410      1,017
     Loss on disposal of property and equipment.............        4         55         52
     Non-cash share-based compensation expense..............       --         --         57
  Change in operating assets and liabilities................     (492)    (1,596)     4,196
                                                              -------    -------    -------
  Net cash (used in) provided by operating activities.......   (1,762)    (1,127)     2,514
Cash flows from investing activities:
  Purchase of property and equipment........................     (450)    (1,666)    (2,392)
  Proceeds on disposal of property and equipment............        2         23         --
                                                              -------    -------    -------
  Net cash used in investing activities.....................     (448)    (1,643)    (2,392)
Cash flows from financing activities:
  Proceeds from issuance of redeemable convertible preferred
     shares.................................................    5,400         --      8,000
  Proceeds from issuance of common shares...................        2         74         14
                                                              -------    -------    -------
  Net cash provided by financing activities.................    5,402         74      8,014
Net increase (decrease) in cash and cash equivalents........    3,192     (2,696)     8,136
Cash and cash equivalents, beginning of year................      706      3,898      1,202
                                                              -------    -------    -------
Cash and cash equivalents, end of year......................  $ 3,898    $ 1,202    $ 9,338
                                                              =======    =======    =======
SUPPLEMENTAL CASH FLOW DISCLOSURE
  Income taxes recovered (paid).............................  $    --    $    12    $  (137)
                                                              =======    =======    =======

                             See accompanying notes

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

         (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS)

                                      CLASS A
                                    CONVERTIBLE                            CLASS B
                                 PREFERRED SHARES     COMMON SHARES     COMMON SHARES      DEFERRED                     TOTAL
                                 -----------------   ---------------   ---------------   SHARE-BASED                SHAREHOLDERS'
                                 SHARES    AMOUNT    SHARES   AMOUNT   SHARES   AMOUNT   COMPENSATION   (DEFICIT)      DEFICIT
                                 -------   -------   ------   ------   ------   ------   ------------   ---------   -------------
Balance, June 30, 1996.........   2,000      $83     3,374     $  4       --     $ --       $  --        $(3,228)      $(3,141)
Issuance of common shares on
  exercise of stock options....      --       --        56        2       --       --          --             --             2
Net loss.......................      --       --        --       --       --       --          --         (1,394)       (1,394)
                                  -----      ---     -----     ----     ----     ----       -----        -------       -------
Balance, June 30, 1997.........   2,000       83     3,430        6       --       --          --         (4,622)       (4,533)
Issuance of common shares on
  exercise of stock options....      --       --       423       74       --       --          --             --            74
Net income.....................      --       --        --       --       --       --          --              4             4
                                  -----      ---     -----     ----     ----     ----       -----        -------       -------
Balance, June 30, 1998.........   2,000       83     3,853       80       --       --          --         (4,618)       (4,455)
Issuance of common shares on
  exercise of stock options....      --       --        78       14       --       --          --             --            14
Conversion of common shares to
  Class B common shares........      --       --      (477)      (4)     477        4          --             --            --
Deferred share-based
  compensation.................      --       --        --      473       --       --        (473)            --            --
Amortization of share-based
  compensation.................      --       --        --       --       --       --          57             --            57
Net loss.......................      --       --        --       --       --       --          --         (2,808)       (2,808)
                                  -----      ---     -----     ----     ----     ----       -----        -------       -------
Balance, June 30, 1999.........   2,000      $83     3,454     $563      477     $  4       $(416)       $(7,426)      $(7,192)
                                  =====      ===     =====     ====     ====     ====       =====        =======       =======

                             See accompanying notes

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE
                                     DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS

     Pivotal Corporation (the "Company") provides customer relationship management software applications that enable businesses to more effectively manage their interactions with customers and selling partners. The Company's software applications include Pivotal Relationship, developed to automate and unify the sales, marketing and customer service functions within a business, and the recently developed Pivotal eRelationship, which simplifies the collaboration and sharing of information over the Internet between businesses and their customers and selling partners.

     PRINCIPLES OF CONSOLIDATION

     These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of Pivotal Corporation, a British Columbia, Canada incorporated company, and its fully integrated wholly-owned subsidiaries, Pivotal Software USA Inc. and Pivotal Software Limited. All significant intercompany accounts and transactions have been eliminated.

     USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Estimates are used for, but not limited to, the accounting for doubtful accounts, amortization, taxes and contingencies. Actual results may differ from those estimates.

     REVENUE RECOGNITION

     Statement of Position 97-2, Software Revenue Recognition (SOP 97-2), was issued in October 1997 by the American Institute of Certified Public Accountants and was amended by Statement of Position 98-4 (SOP 98-4). The Company adopted SOP 97-2 effective for the Company's year ended June 30, 1998. Based upon their interpretation of SOP 97-2 and SOP 98-4, the Company believes its current revenue recognition polices and practices are consistent with SOP 97-2 and SOP 98-4. However, full implementation guidelines for this standard have not yet been issued. Once available, such implementation guidance could lead to unanticipated changes in current revenue accounting practices, and such changes could materially affect the timing of the Company's future revenues and earnings. Additionally, the AICPA recently issued SOP 98-9, which provides certain amendments to SOP 97-2, which is effective for transactions entered into beginning July 1, 1999. This pronouncement is not expected to materially impact the Company's revenue recognition practices.

     The Company generates revenues through two sources: (1) software license revenues and (2) services and maintenance revenues. Software license revenues are normally generated from licensing the perpetual right to use the Company's products directly to end-users and indirectly through resellers and, to a lesser extent, through third-party products the Company distributes. The Company recognizes as revenue only the fee payable from the reseller, net of any discount. Service revenues are generated from consulting services, including implementation and customization of licenced software, education and maintenance.

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE
                                     DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, customer support services, or consulting services. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company's agreements with its customers and resellers do not contain product return rights.

     Maintenance revenues are recognized ratably over the term of the contract, typically one year. Revenues from consulting and education services are recognized as services are performed. If a transaction includes both license and service elements, license fee revenues are recognized on shipment of the software, provided services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to acceptance criteria.

     Revenues that have been prepaid or invoiced but do not yet qualify for recognition under the Company's policies are reflected as deferred revenues.

     CASH AND CASH EQUIVALENTS

     Cash equivalents consist of highly liquid short-term investments with original maturities at the date of acquisition of 90 days or less and are recorded at cost.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     At June 30, 1998 and 1999, the Company has the following financial instruments: cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and redeemable convertible preferred shares. The carrying value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates their fair value based on their liquidity or based on their short-term nature. Due to the uncertainty surrounding the actual date that the redeemable convertible preferred shares may be redeemed, it is not practical to determine the fair value of this financial instrument.

     DERIVATIVE FINANCIAL INSTRUMENTS

     The Company's use of derivative financial instruments is limited to short-term foreign currency forward exchange contracts ("forward contracts") used to manage exposure related to certain Canadian currency transactions. The Company does not enter into derivative financial instruments for trading purposes. The Company identifies future Canadian currency commitments and enters into forward contracts to hedge exposure to fluctuations in the Canadian dollar. Gains and losses on forward contracts that are designated and effective hedges of firm foreign currency commitments are recognized when the related transaction is recognized. Gains and losses not meeting the criteria for hedge accounting are recognized in income in the current period.

     As of June 30, 1998 and 1999, the Company had no outstanding forward contracts.

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE
                                     DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost less accumulated depreciation. Depreciation of property and equipment is provided using the following rates and methods:

        Computer software and
          equipment                 30% declining balance or 3 year straight line
        Furniture and fixtures      20% declining balance

     Leasehold improvements are amortized using the straight-line basis over three years.

     The Company makes reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under Statement of Financial Accounting Standard ("SFAS") No. 121, an impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. No such impairment losses have been identified by the Company for the years ended June 30, 1997, 1998 and 1999.

     RESEARCH AND DEVELOPMENT COSTS

     Research and development costs, which consist primarily of software development costs, are expensed as incurred. SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, provides for the capitalization of certain software development costs after technological feasibility of the software is established. Under the Company's current practice of developing new products and enhancements, the technological feasibility of the underlying software is not established until substantially all product development is complete, including the development of a working model. No such costs have been capitalized because the impact of capitalizing such costs would not be material.

     CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. The Company's customer base is dispersed across many different geographic areas throughout North America, Europe and the Asia Pacific and consists of companies in a variety of industries. The Company does not require collateral or other security to support credit sales, but provides an allowance for bad debts based on historical experience and specifically identified risks.

     FOREIGN CURRENCY TRANSLATION

     The functional currency of the Company and its subsidiaries is the U.S. dollar. Assets and liabilities denominated in other than the U.S. dollar are translated using the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated using average exchange rates prevailing during the period. Gains and losses on foreign currency transactions and translation are recorded in the consolidated statements of operations.

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE
                                     DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     INCOME TAXES

     The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. This statement provides for a liability approach under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

     SHARE-BASED COMPENSATION

     As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, the Company has accounted for employee stock options in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and has made the pro forma disclosures required by SFAS No. 123 in Note 8.

     Deferred compensation charges arise from those situations where options are granted at an exercise price lower than the deemed fair value of the underlying common shares. These amounts are amortized as charges to operations, using the graded method, over the vesting periods of the individual stock options.

     EARNINGS (LOSS) PER COMMON SHARE

     Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other common share equivalents, including stock options and redeemable convertible preferred shares, in the weighted average number of common shares outstanding for a period, if dilutive.

     Pro forma earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding and the weighted average redeemable convertible preferred shares and Class A convertible preferred shares outstanding as if such shares were converted into common shares and had been outstanding since July 1, 1998.

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE
                                     DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     The following table sets forth the computation of basic and diluted earnings (loss) per share:

                                                            YEARS ENDED JUNE 30,
                                                        -----------------------------
                                                         1997       1998       1999
                                                        -------    -------    -------
Net income (loss) (A).................................  $(1,394)   $     4    $(2,808)
                                                        =======    =======    =======
Weighted average number of common shares (B)..........    3,393      3,720      3,888
Dilutive effect of:
  Stock options.......................................       --        444         --
  Convertible preferred shares........................       --     10,763         --
                                                        -------    -------    -------
  Diluted weighted average shares (C).................    3,393     14,927      3,888
                                                        =======    =======
Pro forma adjustment for convertible preferred
  shares..............................................                         12,052
                                                                              -------
Pro forma basic and diluted weighted average shares
  (D).................................................                         15,940
                                                                              =======
Earnings (loss) per share:
  Basic (A/B).........................................  $ (0.41)   $    --    $ (0.72)
  Diluted (A/C).......................................  $ (0.41)   $    --    $ (0.72)
  Pro forma basic and diluted (A/D)...................                        $ (0.18)

     COMPREHENSIVE INCOME

     SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements. The Company adopted SFAS No. 130 in 1999. The Company has no comprehensive income items, other than the net earnings (loss), in any of the periods presented.

     BUSINESS SEGMENTS

     SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Information related to SFAS No. 131 is contained in Note 11.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In April 1998, the AcSEC issued SOP 98-5, Reporting on the Costs of Start-up Activities. Under SOP 98-5, the cost of start-up activities should be expensed as incurred. The Company expects that the adoption of SOP 98-5 will not have a material impact on its financial position, results of operations. The Company will be required to adopt SOP 98-5 in fiscal 2000.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will adopt SFAS No. 133 as currently required in its financial statements for fiscal year 2001, which the Company expects will not have a material effect on its financial position or results of operations.

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE
                                     DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     RECLASSIFICATIONS

     Certain prior period amounts have been reclassified to conform with the current period presentation.

2.  ACCOUNTS RECEIVABLE

     Accounts receivable are net of an allowance for doubtful accounts of $91 and $334 at June 30, 1998 and 1999, respectively.

3.  PROPERTY AND EQUIPMENT

                                                                  JUNE 30,
                                                              ----------------
                                                               1998     1999
                                                              ------   -------
Computer software and equipment.............................  $1,387   $ 2,793
Furniture and fixtures......................................     539     1,169
Leasehold improvements......................................     443       626
                                                              ------   -------
                                                               2,369     4,588
Accumulated depreciation....................................    (641)   (1,537)
                                                              ------   -------
Net book value..............................................  $1,728   $ 3,051
                                                              ------   -------

4.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     The principal components of accounts payable and accrued liabilities were as follows:

                                                                 JUNE 30,
                                                              ---------------
                                                               1998     1999
                                                              ------   ------
Accounts payable............................................  $  602   $3,054
Accrued compensation........................................     798    2,368
Other accrued liabilities...................................     559      907
                                                              ------   ------
                                                              $1,959   $6,329
                                                              ------   ------

5.  LINE OF CREDIT

     The Company has negotiated a credit facility with a Canadian chartered bank which includes: a term operating line of $2,043 (Cdn.$3,000), bearing interest at bank prime rate (6.5% at June 30, 1999) plus 1% per year, secured by a charge on all current and future property of the Company, and a committed term loan of $1,361 (Cdn.$2,000), bearing interest at the bank prime rate (6.5% at June 30, 1999) plus 4%, secured by a second charge on all current and future personal property of the Company. As of June 30, 1998 and 1999, no amounts were outstanding under the credit facility.

6.  COMMITMENTS

     OPERATING LEASES

     The Company leases office facilities under operating leases which generally require the Company to pay a share of operating costs, including property taxes, insurance and maintenance.

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE
                                     DATA)

6.  COMMITMENTS (CONTINUED)
     Future minimum operating lease payments for the years ending June 30 pursuant to leases outstanding as of June 30, 1999 are due as follows:

2000........................................................  $1,610
2001........................................................   1,266
2002........................................................   1,266
2003........................................................     778
2004........................................................     259
                                                              ------
                                                              $5,179
                                                              ======

     Rent expense totalled approximately $113, $496 and $1,075 in the years ended June 30, 1997, 1998 and 1999, respectively. Certain of these lease obligations have been secured by irrevocable letters of credit for $0, $170, and $50 at June 30, 1997. 1998 and 1999, respectively.

7.  REDEEMABLE CONVERTIBLE PREFERRED SHARES

     The redeemable convertible preferred shares at June 30, 1998 and 1999 are as follows:

                                                                  JUNE 30,
                                                              ----------------
                                                               1998     1999
                                                              ------   -------
Class B, 2,000 shares with par value of Cdn.$1.17 each,
  redeemable at $1.00 each, authorized, issued and
  outstanding in 1998 and 1999..............................  $2,000   $ 2,000
Class D, 2,658 shares with no par value, redeemable at $0.79 each, authorized, issued and outstanding in 1998 and
  1999......................................................   2,100     2,100
Class E, 4,000 shares with no par value, redeemable at $1.35 each, authorized, issued and outstanding in 1998 and
  1999......................................................   5,400     5,400
Class F, 1,288 shares with no par value, redeemable at $6.21
  each, authorized, issued and outstanding in 1999..........      --     8,000
                                                              ------   -------
                                                              $9,500   $17,500
                                                              ======   =======

     During the year ended June 30, 1997, the Company's shareholders approved an increase in the authorized capital of the Company by authorizing 4,000 Class E preferred shares. During the year ended June 30, 1997, the Company issued 4,000 Class E preferred shares for total proceeds of $5,400.

     During the year ended June 30, 1999, the Company's shareholders approved an increase in the authorized capital of the Company by authorizing 1,288 Class F preferred shares. During the year ended June 30, 1999, the Company issued 1,288 Class F preferred shares for total proceeds of $8,000.

     The holders of each class of preferred shares have the right to one vote for each common share into which the preferred shares could be converted.

     All of the redeemable preferred shares have the right to receive non-cumulative dividends at amounts as determined by the directors of the Company. When dividends are paid on any other outstanding class of shares of the Company, the holders of the Class B, Class D, Class E and Class F preferred shares are entitled to an amount per share equal to that paid on the other class of shares, as determined on a basis as if all of the outstanding redeemable preferred shares had been converted into common shares.

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE
                                     DATA)

7.  REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)
     Each class of redeemable preferred shares is convertible into common shares at any time at the option of the holder, using the formula provided in the Articles of the Company, which is currently at a ratio of 0.95 to 1.00 for the Class B preferred shares and one-for-one for Class D, Class E and Class F preferred shares. All classes of preferred shares automatically convert into common shares at the conversion price immediately upon the earlier of:
     (a) the acquisition of the assets or the take-over of the Company by a third party which results in payment to all of the shareholders of the Company of not less than $7.50 per common share (adjusted to reflect subsequent stock dividends, stock splits or recapitalizations) calculated on a basis that all of the preferred shares have been converted into common shares and without regard to any liquidation preferences for any class of shares; and, (b) the consummation of the Company's sale of its common shares in a bona fide, firm commitment underwriting pursuant to a registration statement under the Securities Act of 1933 of the United States, as amended, the public offering price of which is not less than $7.50 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalizations) and $15,000 in the aggregate, provided that the underwriters in such public offering are acceptable to the holders of a majority of the outstanding Class B, Class D, Class E and Class F preferred shares, such acceptance not to be unreasonably withheld.

     The Class B, Class D, Class E and Class F preferred shares are redeemable at the Company's option with the approval of the holders of 75% of the outstanding shares of the applicable class, and are retractable at the holder's option on or after June 30, 2001 at the issue price plus any declared and unpaid dividends.

8.  SHAREHOLDERS' (DEFICIT) EQUITY

     INITIAL PUBLIC OFFERING

     On April 22, 1999, the directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to offer its common shares to the public. If the offering is consummated under terms presently anticipated, all outstanding shares of redeemable convertible preferred shares, all of the Class A convertible preferred shares and the Class B common shares will convert into 12,529 common shares. Unaudited pro forma shareholders' equity reflects the exchange of the Class B common shares, for common shares and the assumed conversion of the redeemable convertible preferred shares and the Class A convertible preferred shares outstanding at June 30, 1999 into common shares.

     PREFERRED SHARES, COMMON SHARES AND CLASS B COMMON SHARES

     On December 1, 1997, the Company's shareholders approved an increase in the number of authorized common shares from 20,000 to 50,000 shares.

     On December 16, 1998, the Company's shareholders approved the redesignation of common shares without par value to Class A common shares without par value. The Company's shareholders also approved the increase in authorized capital by creating 600 Class B common shares with a par value of Cdn.$0.03 each.

     In December 1998 and January 1999, the Company issued an aggregate of 477 Class B common shares in exchange for 477 Class A common shares. Prior to completion of the initial public offering,

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE
                                     DATA)

8. SHAREHOLDERS' (DEFICIT) EQUITY (CONTINUED) all of the issued and outstanding Class B common shares will be exchanged for common shares on a one-for-one basis.

     On June 17, 1999, the Company's shareholders approved an increase in the number of authorized Class A common shares from 50,000 to 200,000 and an increase in authorized capital by creating 20,000 unissued preferred shares without par value. The Company's shareholders also approved the redesignation of Class A common shares, both issued and unissued, to common shares without par value.

     The holder of each common share has the right to one vote per share. The preferred shares may at any time and from time to time be issued in one or more series and the directors may determine the special rights and restrictions of each series including any dividend, conversion or redemption rights, subject to the approval of at least 75% of the holders of Class A, B, D, E and F preferred shares.

     The holders of the Class A preferred shares have the right to one vote for each common share into which the preferred shares could be converted. The Class A preferred shares have the same rights to receive dividends as the redeemable preferred shares discussed in Note 7, and are convertible into common shares on a one-for-one basis, subject to adjustment under certain circumstances. The Class A preferred shares are not redeemable or retractable.

     On June 17, 1999, the Company's shareholders also approved, subject to the conversion of the redeemable convertible preferred shares, the Class A convertible preferred shares and the Class B common shares to common shares, the cancellation of the authorized Class B common share capital and the authorized Class A, B, D, E, and F preferred share capital.

     EMPLOYEE STOCK OPTION PLAN

     Under the terms of the 1992 Pivotal Incentive Stock Option Plan, as amended, (the "Plan"), the Board of Directors may grant incentive and non-qualified stock options to employees, officers, directors, independent consultants and contractors of the Company and subsidiaries, partnerships, joint ventures including directors thereof. Generally, the Company grants stock options with exercise prices equal to the fair market value of the common share on the date of grant, as determined by the Company's Board of Directors. Options generally vest over a four year period, but the Board of Directors may provide for different vesting schedules in particular cases. Options generally expire five years from the date of grant.

     On June 17, 1999, the Company's shareholders approved changes to the Plan that would automatically increase the number of shares reserved for issuance pursuant to the plan by (a) 1,076 common shares plus (b) an automatic increase on the first day of each fiscal year beginning on July 1, 2001, equal to the lesser of 800 shares or 4% of the average number of common shares outstanding as used to calculate fully diluted earnings per share for the preceding year.

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE
                                     DATA)

8.  SHAREHOLDERS' (DEFICIT) EQUITY (CONTINUED)
     A summary of stock option activity and information concerning currently outstanding and exercisable option is as follows:

                                                                     OPTIONS OUTSTANDING
                                                                 ---------------------------
                                                     OPTIONS     NUMBER OF       WEIGHTED
                                                    AVAILABLE     COMMON         AVERAGE
                                                    FOR GRANT     SHARES      EXERCISE PRICE
                                                    ---------    ---------    --------------
                                                                              (EXPRESSED IN
                                                                                 CANADIAN
                                                                                 DOLLARS)
Balances, June 30, 1996.........................        453          174        Cdn.$0.10
                                                      -----        -----             ----
  Options authorized............................        353           --               --
  Options granted...............................       (269)         269             0.12
  Options exercised.............................         --          (57)            0.06
  Options cancelled.............................         49          (49)            0.12
                                                      -----        -----             ----
Balances, June 30, 1997.........................        586          337             0.12
                                                      -----        -----             ----
  Options authorized............................      1,000           --               --
  Options granted...............................       (877)         877             0.88
  Options exercised.............................         --         (423)            0.25
  Options cancelled.............................         49          (49)            0.26
                                                      -----        -----             ----
Balances, June 30, 1998.........................        758          742             0.94
                                                      -----        -----             ----
  Options authorized............................      2,576           --               --
  Options granted...............................       (866)         866             9.71
  Options exercised.............................         --          (78)            0.28
  Options cancelled.............................         75          (75)            3.74
                                                      -----        -----             ----
Balances, June 30, 1999.........................      2,543        1,455        Cdn.$6.07
                                                      =====        =====             ====

     The U.S. dollar equivalents of the weighted average exercise price calculated using the year end exchange rates were as follows: $0.08, $0.64, and $4.12 as of June 30, 1997, 1998 and 1999 respectively.

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE
                                     DATA)

8.  SHAREHOLDERS' (DEFICIT) EQUITY (CONTINUED)
     The following tables summarize information concerning outstanding and exercisable options at June 30, 1999:

                                                                                OPTIONS EXERCISABLE
                                                                            ----------------------------
                                             AVERAGE          WEIGHTED                       WEIGHTED
                                            REMAINING         AVERAGE                        AVERAGE
         EXERCISE PRICES     NUMBER        CONTRACTUAL     EXERCISE PRICE     NUMBER      EXERCISE PRICE
            PER SHARE      OUTSTANDING   LIFE (IN YEARS)     PER SHARE      EXERCISABLE     PER SHARE
         ---------------   -----------   ---------------   --------------   -----------   --------------
          (EXPRESSED IN                                    (EXPRESSED IN                  (EXPRESSED IN
            CANADIAN                                          CANADIAN                       CANADIAN
            DOLLARS)                                          DOLLARS)                       DOLLARS)
    Cdn.  $   0.12              239            2.4           Cdn.$ 0.12         121         Cdn.$ 0.12
              0.25               31            3.2                 0.25          10               0.25
              1.00              157            3.6                 1.00          39               1.00
              2.50              200            3.9                 2.50          50               2.50
              7.50              234            4.1                 7.50          24               7.50
              8.00              230            4.4                 8.00           2               8.00
              9.47              233            4.7                 9.47           1               9.47
              15.55              45            4.8                15.55          --              15.55
              19.00              86            4.9                19.00          15              19.00
          --------------      -----                               -----         ---              -----
    Cdn.  $0.12-$19.00        1,455                          Cdn.$ 6.07         262         Cdn.$ 2.56
          ==============      =====                               =====         ===              =====

     EMPLOYEE STOCK PURCHASE PLAN ("ESPP")

     On June 17, 1999, the Company's shareholders approved the adoption of an ESPP and authorized the issuance of up to 1,000 common shares under the plan with amendments as the directors of the Company may deem desirable. Under the ESPP, a qualified employee may authorize payroll deductions of up to 10% of the employee's compensation (as defined) to a maximum of $25 to purchase common stock at 85% of the lower of fair market value at the beginning or end of the related subscription period.

     COMMON SHARES RESERVED FOR FUTURE ISSUANCE

     The Company has reserved common shares as of June 30, 1999 as follows:

    Exercise of stock options...................................   3,998
    Employee Stock Purchase Plan................................   1,000
    Conversion of Class A convertible preferred shares..........   2,000
    Conversion of redeemable convertible preferred shares
      Class B...................................................   2,105
      Class D...................................................   2,658
      Class E...................................................   4,000
      Class F...................................................   1,288
                                                                  ------
                                                                  17,049
                                                                  ======

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE
                                     DATA)

8.  SHAREHOLDERS' (DEFICIT) EQUITY (CONTINUED)
     SHARE-BASED COMPENSATION

     Under APB No. 25, because the exercise price of the Company's employee stock options generally equals the fair value of the underlying stock on the date of grant, no compensation expense is recognized. Deferred compensation expense of $473 was recorded during 1999 for those situations where the exercise price of an option was lower than the deemed fair value for financial reporting purposes of the underlying common stock. The deferred compensation is being amortized over the vesting period of the underlying options. Amortization of the deferred share-based compensation balance of $416 at June 30, 1999 will approximate $216, $113, $59 and $28 the fiscal years ending June 30, 2000, 2001, 2002 and 2003, respectively.

     An alternative method of accounting for stock options is SFAS No. 123, Accounting for Stock-based Compensation. Under SFAS No. 123, employee stock options are valued at the grant date using the Black-Scholes valuation model and the resultant compensation cost is recognized ratably over the vesting period. Had compensation cost for the Company's share option plan been determined based on the Black-Scholes value at the grant dates for awards as prescribed by SFAS No. 123, pro forma net income (loss) and net earnings (loss) per share would have been as follows:

                                                                     YEARS ENDED JUNE 30,
                                                                  --------------------------
                                                                   1997      1998     1999
                                                                  -------    ----    -------
    Net income (loss)
      As reported...............................................  $(1,394)   $ 4     $(2,808)
      SFAS No. 123 pro forma....................................  $(1,395)   $(2)    $(2,849)
    Basic and diluted earnings (loss) per share
      As reported...............................................  $ (0.41)   $--     $ (0.72)
      SFAS No. 123 pro forma....................................  $ (0.41)   $--     $ (0.73)

     Compensation expense recognized in providing pro forma disclosures may not be representative of the effects on pro forma earnings for future years since SFAS No. 123 applies only to options granted after 1996.

     The weighted average Black-Scholes option pricing model value of options granted under the share option plan during the years ended June 30, 1997, 1998 and 1999 were Cdn.$0.03, Cdn.$0.21 and Cdn.$1.92 per share respectively. The fair value for these options was estimated at the date of grant using the following weighted average assumptions:

                                                            YEARS ENDED JUNE 30,
                                                     -----------------------------------
                                                       1997         1998         1999
                                                     ---------    ---------    ---------
Assumption
Volatility factor of expected market price of the
  Company's shares.................................       0.0%         0.0%         0.0%
Dividend yield.....................................       0.0%         0.0%         0.0%
Weighted average expected life of stock options
  (years)..........................................  4.0 years    4.0 years    4.0 years
Risk free interest rate............................       6.2%         5.5%         5.6%

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE
                                     DATA)

9.   INCOME TAXES

     Details of the income tax provision (recovery) are as follows:

                                                              YEARS ENDED JUNE 30,
                                                              ---------------------
                                                              1997    1998     1999
                                                              ----    -----    ----
Current
  Canadian..................................................  $--     $(132)   $(47)
  Foreign...................................................   --       120    290
                                                              ---     -----    ---
                                                               --       (12)   243
Deferred
  Canadian..................................................   --        22     --
  Foreign...................................................   --        --     --
                                                              ---     -----    ---
                                                               --        22     --
                                                              ---     -----    ---
Income tax provision........................................  $--     $  10    $243
                                                              ===     =====    ===

     The reported income tax provision (recovery) differs from the amount computed by applying the Canadian basic statutory rate to the income (loss) before income taxes. The reasons for this difference and the related tax effects are as follows:

                                                                    YEARS ENDED JUNE 30,
                                                                  -------------------------
                                                                  1997     1998      1999
                                                                  -----    -----    -------
    Canadian basic statutory tax rate...........................     45%      45%        45%
                                                                  -----    -----    -------
    Expected income tax provision (recovery)....................  $(627)   $   6    $(1,154)
    Foreign tax rate differences................................     --      (20)      (144)
    Losses producing no current tax benefit.....................    564       --      1,484
    Non-deductible expenses.....................................     63       82         56
    Research and development tax credits........................     --     (132)       (47)
    Benefit of temporary differences not recognized.............     --       74         48
                                                                  -----    -----    -------
                                                                  $  --    $  10    $   243
                                                                  =====    =====    =======

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE
                                     DATA)

9.   INCOME TAXES (CONTINUED)
     Deferred income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the Company's deferred tax assets and liabilities as of June 30, 1998 and 1999 are as follows:

                                                               1998       1999
                                                              -------    -------
Deferred income tax assets
  Net operating tax loss carry-forwards.....................  $ 1,645    $ 3,129
  Research and development expenses.........................       87         87
  Book and tax base differences on assets...................       --         66
  Other.....................................................       92         84
                                                              -------    -------
     Total deferred income tax assets.......................    1,824      3,366
Valuation allowance for deferred income tax assets..........   (1,824)    (3,366)
                                                              -------    -------
Net deferred income tax assets..............................  $    --    $    --
                                                              =======    =======
Deferred income tax liabilities
  Book and tax base differences on assets...................  $    22    $    --
                                                              -------    -------
Net deferred income tax liabilities included in accounts
  payable and accrued liabilities...........................  $    22    $    --
                                                              =======    =======

     Due to the uncertainty surrounding the realization of the deferred income tax assets in future income tax returns, the Company has a 100% valuation allowance against its deferred income tax assets. The net change in the total valuation allowance for the years ended June 30, 1998 and 1999 was a provision (recovery) of $(38) and $1,542, respectively.

     As of June 30, 1999, the Company has Canadian tax loss carry-forwards of approximately $6,954 available to reduce future years' income for tax purposes. These carry-forward losses expire in 2000 to 2006.

10. CHANGE IN OPERATING ASSETS AND LIABILITIES

     The change in operating assets and liabilities is as follows:

                                                                    YEARS ENDED JUNE 30,
                                                                -----------------------------
                                                                 1997       1998       1999
                                                                -------    -------    -------
    Accounts receivable.......................................  $(1,994)   $(4,971)   $(1,188)
    Prepaid expenses..........................................     (104)      (570)      (323)
    Accounts payable and accrued liabilities..................      688      1,117      4,370
    Deferred revenue..........................................      918      2,828      1,337
                                                                -------    -------    -------
                                                                $  (492)   $(1,596)   $ 4,196
                                                                =======    =======    =======

11. SEGMENTED INFORMATION

     The Company operates in one business segment, the development, marketing, and supporting of Internet and corporate network-based software applications used for managing customer and selling partner relationships.

                              PIVOTAL CORPORATION
                        (FORMERLY PIVOTAL SOFTWARE INC.)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (EXPRESSED IN UNITED STATES DOLLARS; ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE
                                     DATA)

11. SEGMENTED INFORMATION (CONTINUED)
     The Company licenses and markets its products internationally. The following table presents a summary of revenues by geographical region.

                                                                     YEARS ENDED JUNE 30,
                                                                 ----------------------------
                                                                  1997      1998       1999
                                                                 ------    -------    -------
    United States..............................................  $2,885    $11,931    $18,779
    Canada.....................................................     481        903      1,463
    International..............................................     140      1,375      5,085
                                                                 ------    -------    -------
                                                                 $3,506    $14,209    $25,327
                                                                 ======    =======    =======

     The Company attributes revenue among the geographical areas based on the location of the customers involved.

                                                              YEARS ENDED JUNE 30,
                                                              --------------------
                                                               1998         1999
                                                              -------      -------
Property and equipment
  United States.............................................  $  267       $  449
  Canada....................................................   1,433        2,435
  International.............................................      28          167
                                                              ------       ------
                                                              $1,728       $3,051
                                                              ======       ======

     During 1997, 1998 and 1999, no single customer accounted for 10% or more of total revenue.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THROUGH AND INCLUDING AUGUST 29, 1999 (THE 25TH DAY AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                3,500,000 SHARES

                                      LOGO

                                 COMMON SHARES

                            -----------------------

                                   PROSPECTUS
                            -----------------------

                              MERRILL LYNCH & CO.

                            BEAR, STEARNS & CO. INC.

                             DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED

                                 AUGUST 4, 1999

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